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07022329

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Austrian Airlines

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 10 2007
THOMSON FINANCIAL

FILE NO. 82- 04970

FISCAL YEAR 12-31-06

• *Complete for initial submissions only* •• *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 4/9/07

Austrian Airlines Group Annual Report 2006

Austrian

RECEIVED

'07 APR -6 P 1:0

CE OF INTERNATIONAL
RPORATE FINANCE

ARIS
12-31-06

Rule 12g3-2(b) File No. 82-4970

Fly with a smile.



www.austrian.com


10,834.7
10,119.8
9,404.9
Passengers carried
(000)
2006
2005
2004


2,662.8
2,485.8
2,357.9
Operating Revenue
EURm
2006
2005
2004[1]


74.4
Operating result = EBIT
-89.0
-100.0
EURm
2004[1]
2006
2005


191.6
181.3
91.2
Net Gearing
%
2006
2005
2004[1]


1.34
Earnings per share
-3.55
-4.05
EUR
2004[1]
2006
2005

1 Restated; please see Note 3 for details of the adjustment in the Annual Report 2005 (retrospective application of the component approach).

A New Direction

We speak to the members of the Board of Management of the Austrian Airlines Group, Alfred Ötsch, Josef Burger and Thomas Kleibl

The company's recent capital increase went ahead successfully. What is that going to mean for the Austrian Airlines Group?

Ötsch: The successful completion of this transaction means we have taken an important step in our programme of restructuring. The fact that we were able to carry out the capital increase successfully in the face of the present challenging environment in the airline industry fills us with a certain pride and renewed confidence for the future. The offer was extremely well received both at home and abroad, particularly in the United Kingdom, Continental Europe and Scandinavia. The publicly offered volume was subscribed 1.8 times overall. We view that as evidence of the confidence of capital markets in our company and the high level of acceptance of our corporate strategy. The successful outcome says that we are viewed as an organisation with strong prospects and a bright future as a specialist provider that can successfully define and retain its place in the European marketplace. It does also set a certain standard for the future of the company, of course.

How will you be using the funds generated by the capital increase?

Kleibl: The capital increase was successfully completed with an issue volume of around EUR 367 million based on an offer price of EUR 7.10 per share. The fresh capital will enable us to reinforce both our earning power as the leading provider of flight traffic to Eastern Europe and our capital structure in the long term, and consistently move forward with restructuring the Austrian Airlines Group. All this will help us improve our competitive position and accelerate our defined strategy. We are therefore confident that, through the redimensioning of long-haul in particular, the company will soon be moving in a direction based on profitable growth again.

... the successful capital increase takes us an important step forward in our restructuring process...

How, or where, will the funds be invested, in concrete terms?

Burger: We intend to focus on four points above all others. First of all, there is the restructuring of long-haul, which we have already begun to implement in the report period. Secondly, we will make targeted investments in the region of Central and Eastern Europe (CEE). We will continue to develop both our product and passenger service – upgrading our lounges in CEE is but one example of this. Our positioning as a quality carrier is being underlined by a new advertising presence. The new corporate slogan, "Fly with a smile", formulates a promise to our customers whilst simultaneously expressing the outlook of our employees. In parallel with this, we are working continuously to intensify our cooperation with regional partner airlines.

Kleibl: Following the decision in the long-haul segment, we are currently considering harmonisation of our medium-haul fleet. We would like to switch to one aircraft brand in this segment – in appropriate commercial form, naturally – and will be entering into the appropriate negotiations with the manufacturers. Last but not least, of course, the capital increase has produced a strengthening in our equity coverage, making the company considerably less vulnerable to external crises.



Josef Burger,
CCO
Alfred Ötsch,
CEO
Thomas Kleibl,
CFO

What general direction will the Group be moving in from now on?

Ötsch: Over the past year we have carried out a detailed investigation into our options for the future. This strategy check produced the following conclusions. First of all, the direction of our Focus East strategic programme was clearly reaffirmed. The CEE region and Middle East will continue to be of absolutely key importance to the Group. We will do everything within our power to continue expanding our strong competitive position in these markets and increasing our market shares. We will also continue to concentrate on secondary markets, and thereby on those niches with lasting revenue potential and less intensive competition. The critical examination of Group strategy also unambiguously confirmed that this approach was the right one.

... our strategy check has clearly confirmed the importance of "Focus East", our core programme...

Burger: The high kerosene prices on the one hand, and the comparatively small catchment area of the Vienna location on the other have necessitated a change in our strategy regarding long-haul services. Taken as a share of total long-haul costs, fuel costs have now risen from below 20% to well over 30%. Consequently this segment has become unprofitable, even though the Group had already been implementing wide-ranging – and very successful – measures for a number of years. And that is why we have decided to redimension the route network. In 2007 we plan to cease production on the biggest loss-making routes and those that we will not be able to manage profitably in future. We have already introduced the measures required to get this process underway. Mainly tourist destinations such as Australia, Phuket, Mauritius, Colombo/Malé and Kathmandu will be affected, as well as Shanghai. Those long-haul destinations which we feel confident can generate a profit in future have been kept in service.

What will the restructuring of long-haul mean for your employees and fleet?

Kleibl: This vital decision does have consequences for production, of course. The numbers of people employed directly by production – which means pilots and flight attendants first and foremost – will be reduced in a socially tolerable process. The same applies to those employees indirectly connected with production - above all members of ground staff in the areas of handling, sales and technical services. We are planning a reduction in the overhead area as part of a further step, although this is just beginning implementation. We aim to pay as much attention to the social perspective of the redimensioning process as possible, and will endeavour to use redundancies by mutual agreement wherever possible. A social package has been developed specifically for the pilots affected, which has since enabled us to complete all the important measures with no need for redundancies. The process is still underway amongst flight attendants, and will also take place as part of a social plan.

Ötsch: When it comes to the fleet, cutting a section of our long-haul services will naturally produce a substantial reduction in requirements. We have already begun the process of adjustment to our new long-haul presence. One positive side effect is that the fleet harmonisation we have been working to achieve in long-haul will now be possible significantly more quickly than previously planned. From the third quarter of 2007 onwards we will only deploy Boeing aircraft on our long-haul routes.

... harmonisation of our long-haul fleet is moving ahead successfully and more quickly than planned...

What does this cutback achieve overall?

Kleibl: Compared to the losses generated in 2006 on the routes affected, we expect the restructuring measures to produce a positive contribution to the result of up to EUR 40 million per annum. According to our estimates, it should become fully effective from the financial year 2009 onwards once the costs associated with the redimensioning are taken into account. In addition to the relief of our result this will produce, the Group will be able to concentrate in a more targeted way on its specialist role in CEE and develop its profile in this area.

What makes you so certain that continuing to expand the Focus East programme will succeed?

Ötsch: We have a clear strategy, and are now concentrating even more strongly on a market of which we have already shown we have a thorough understanding, and in which we can occupy successful, high-revenue niches as a first mover. We can focus on a series of strengths and success factors in order to continue implementing this strategy. First and foremost, we have a well-established, strong brand that is widely recognised as standing for the highest standards of quality. We shall continue to rise to this challenge. This is one reason why we launched our quality and service offensive in the report period. The offensive will enable us to work to develop specific new features to bind our customers to us more strongly, and to continue expanding our competitive position. The Inflight Catering Service in Economy Class, now free of charge, and new lie-flat sleeper seats on long-haul Business Class flights are just two examples of the new levels of quality being offered.

Burger: Another example of the increase in service quality we now offer is our new fare concept. Since April 2006 we have provided a fare concept linked with a new online booking tool that offers customers far greater flexibility and, most importantly of all, the option to individually tailor and book flights with us. While it has only been possible to make a booking in a single fare class until now, individual combinations of different fare levels are now possible for different sections of routes, or outbound and return flights. The fact that this product is now available also demonstrates that our internet booking rate is rising continuously. In an effort to design the product for our passengers to be as broad and diversified as possible, we are consistently building partnerships with other airlines in the CEE region. We recently entered into a new cooperation agreement with AiR Union, for instance, significantly expanding our sphere of action in the Russian Federation. AiR Union consists of five airlines, which operate from a total of three hubs in Moscow, Samara and Krasnodar and use a far-reaching route network.

... having already taken numerous high-revenue niche markets as a "first mover" in the CEE region, we are now concentrating our efforts on this market more strongly still...

Ötsch: And when it comes to international hubs, of course, the Vienna location is one of our greatest strengths. The city is perfectly positioned from a geographical perspective as a transfer platform for CEE, and a huge number of international and Austrian concerns manage their East European business from Vienna, which guarantees a certain amount of traffic volume. Vienna has another dimension beyond even this, however: while its airport offers a dense network of connections, it remains clearly laid out and manageable, and its transfer time of 25 minutes makes it quite simply the best in Europe. The completion of "Skylink" at the airport – scheduled for the beginning of 2009 – will increase the capacity and importance of the location further still. This investment will enable Vienna to secure its position as the best transfer hub for CEE well into the future.

So far we have discussed external, or "sales-side" aspects. How are things looking internally?

Ötsch: All the measures being implemented can be summed up with two key terms: Process-oriented thinking and cost-reduction. In our concerted efforts to achieve the "Turnaround in the Turnaround", we are working to improve internal processes in general and maximise those areas in which we can reduce costs. We have implemented a new organisational structure in the report period in the context of achieving this objective. One of the most important changes, as well as being one of the most effective and visible to the outside world, has also been in the area of services. To form the basis of the quality and service offensive already mentioned, we have drawn together the most important links in the customer service chain in the new organisational unit of Customer Services & Product Management in the report period. The new division pools responsibility for our flight attendants, product, catering and brand presence. This bundling enables us to design and harmonise the essential touch points of our customers with the Austrian Airlines Group, and to ensure they are as effective as possible. We have also reorganised a number of other divisions over the past financial year in an effort to support implementation of Group strategy. The Sales and Network departments have been merged, for instance, in order to increase our closeness to the market. The measures introduced in September are already beginning to show positive results. The centralisation of purchasing, which has partly functioned on a decentralised basis at the Group to date, is also expected to produce noticeable cost savings.

... reorganisation of our entire customer service chain and use of a revenue-optimising traffic management system are expected to deliver further improvements...

Kleibl: We expect important positive impulses for flight revenues and the result from our new revenue-optimising traffic management system that has been in use since April 2006. Unlike the evaluation of individual routes that used to be standard, the new system provides a more holistic analysis of capacities and price structures across the entire network. In a similar way to an – internal – exchange, seats are taken by means of an auction mechanism in such a way that their value to the company is maximised. The basis for this is a highly differentiated analysis and forecast of availability and demand which lets us concentrate on high-value availability and passengers. This does assume an optimal forecasting quality, however, which we are steadily raising at present.

Against this background, what is your assessment of the – still clearly negative – result for 2006?

Kleibl: Understandably, we do not want to become overly enthusiastic. I do think it is important to take into account, however, quite how challenging the economic conditions in which the company has been implementing its Turnaround programme over the past year really have been. Most importantly, the fuel price has continued to rise sharply, once again exceeding all forecasts – this despite the fact that these had already been set at a very high level. Naturally there has been a financial burden associated with this situation. On top of this, the ongoing costs of the restructuring have put pressure on the result. The fact that we succeeded in improving our adjusted EBIT by EUR 43.7m on balance despite the fact that fuel expenditure increased by EUR 75.7m in 2006 is proof that the restructuring measures are working. We shall – as already described – continue to move consistently in this direction.

So the outlook for 2007 is more optimistic?

... we are seeking to stabilise the company at the current high fuel price level...

Ötsch: Without a doubt. The successful capital increase will allow us to implement the ongoing restructuring of the company more rapidly. The restructuring will continue to be of primary importance in 2007. The redimensioning of our long-haul business already launched is certainly one of the most important measures involved. One consequence of this will be a sharp drop in long-haul production, of course. We are also preparing for internal cost adjustments in the overhead area. At the same time, we will continue to intensify our efforts in the markets of Central and Eastern Europe and the Middle East. As a specialist and market leader in the CEE region, our strategic position is extremely strong in the European market, and we shall be doing everything within our power to ensure that our customers, shareholders and employees are satisfied with the performance of our organisation.

Kleibl: We still expect to be working with high fuel prices in 2007, so stabilisation of the company will have to succeed at current price levels. With the backing of the capital increase, we are also considering the possibility of using a consistent, rolling hedging strategy, to a limited extent and at the right time. We face an important positive change in the new financial year in the shape of the transfer of our Headquarters to Vienna Airport. Construction of the new building is proceeding according to schedule, and the move has been planned for the third quarter of 2007 since the topping-out ceremony was held in autumn 2006. We are convinced that the switch to the new location will have a beneficial effect on our working atmosphere and internal processes overall, and consequently on our new direction.

Strategy

The "Focus East" policy, with its successful concentration on building a Central and Eastern European home market and on East-West/West-East transfer, continues to define the key strategic direction of the Austrian Airlines Group. The Group bases the success of this policy on a series of factors. These include the perfect location of its Vienna hub, active cooperation with partner airlines in the region, the reputation of the "Austrian" brand for offering high quality and the years of service and product leadership provided by the company. Implementation of the strategy is underpinned by the "Turnaround" concept, and borne by extensive measures aimed at improving turnover and yields on the one hand and reducing costs on the other.

Central and Eastern Europe as a home market

As a specialised network carrier, the Austrian Airlines Group places specific regional focus on its "home market" of Central and Eastern Europe, and on East-West/West-East transfer traffic. The Group's most important and lasting competitive advantage remains its route network, which is extremely dense in breadth and depth and offers a range of transfer options in the short-, medium- and long-haul segments. Other distinguishing features of the Austrian Airlines Group primarily involve its above-average level of product and service quality. The following chart shows the essential elements of Group strategy:

Strategy of the Austrian Airlines Group


Focus East Strategy
CEE Strategy
Specialisation Strategy
Solid Fundamentals
Brand Image
Service and Product Leadership
Austrian arrows
Austrian
Sustainable Competitive Advantage
Vienna Hub
CEE Headquarter Concentration in Vienna
Partner Strategy
Successful Turnaround
Revenue and Yield Increase
Cost and Productivity Management
Redimensioning Long-haul

The "Focus East" strategy

To achieve its vision of being the most successful European airline in the East, the Austrian Airlines Group has implemented a wide-ranging specialisation strategy, "Focus East", since 2002. This has enabled the Group to reduce its dependence on Western European core markets, open up major new market segments and develop a clear market profile.

The "Focus East" strategy is concentrated on three key geographical pillars: the Group's home market of Central and Eastern Europe; Asia; and the Middle East. With the high levels of passenger growth in Central and Eastern Europe (+7.5%), Asia (+6.5%) and the Middle East (+6.7%), these regions are currently home to the fastest-growing markets in world aviation (data based on IATA forecast, 2005-2009).

The leading player in CEE with 45 destinations

With 566 connections and 45 destinations in 23 countries, the Austrian Airlines Group is the key player in Central and Eastern Europe today. The company's Vienna hub, which offers first-class access to the Group's home market of CEE based on its unbeatable geographical and geopolitical location, provides important competitive advantage here. Vienna is also clearly superior to its competitor airports as an attractive West-East/East-West hub.

In the geographical segment of Asia, the Austrian Airlines Group has optimised its strategy with a redimensioning of its long-haul product. Return flights within one day are now particularly economically efficient in this region. In the Middle East, Austria's political neutrality provides the Group with real competitive advantage across the industry, while the Central European location of the Vienna hub means that more cost-efficient medium-haul aircraft can be used to serve these routes.

Focus East strategy


Vienna
North
North-North-West
North-West
West-North-West
West
West-South-West
South-West
South-South-West
South
South-South-East
South-East
East-South-East
East
East-North-East
North-East
North-North-East

Pax Growth p.a. (2005-2009)[2]

CEE +7.5%	2006[2]	2003[1]
Destinations	45	33
Connections	566	329
Asia[3] +6.5%	**2006[2]**	**2003[2]**
Destinations	11	7
Connections	51	34
Middle East Levante +6.7%	**2006[2]**	**2003[2]**
Destinations	12	12
Connections	99	61

1 Summer timetable 2006
2 Source: IATA Passenger Forecast 2005-2009
3 Austrian Airlines Group will discontinue service of certain routes to Asia/Oceania in spring 2007

Specialisation strategy

To strengthen the capillary network of the Group and respond to steadily growing pressure from low-cost carriers, the Austrian Airlines Group is primarily concentrating on secondary market destinations in an effort to open up selected niche markets with levels of traffic volume that are lower but more highly priced. The Group consistently appears as a "first mover" organisation in these markets – it was the first West European airline to serve around one-third of CEE destinations – thereby increasing not only market utilisation but also its market position. Almost 60% of transfer traffic at the Vienna hub originates on flights to or from secondary destinations, confirming the wisdom of the Group's strategic approach in this area.

Robust structure of transfer traffic (passengers, %)

to \ from	Secondary	Primary	Long-haul	-
Secondary	11%	16%	8%	35%
Primary	16%	16%	13%	45%
Long-haul	7%	12%	1%	20%
-	34%	44%	22%	100%

■ Transfer traffic to or from secondary destinations: Key focus of specialisation strategy **58% of transfer traffic**

■ Transfer traffic primary destinations – long-haul as well as long-haul destinations: Global growth drivers **26% of transfer traffic**

□ Transfer traffic primary destinations: Take along effect **16% of transfer traffic**

Source: Austrian Airlines Group 2005, excl. Slovak Airlines

Transfer as an important engine

Transfer traffic to and from CEE also functions as an engine driving the profitability of the entire Group network. More than 70% of CEE passengers use transfer services at the Vienna hub, with almost 90% of them opting for transfer flights operated by Austrian within it's own Group network. Approximately 70% of transfer passengers choose a short- or medium-haul connecting flight, with around 30% transferring onto long-haul flights.

The rising passenger volume in the CEE geographical segment is an important engine of growth at the Group in general. The flight revenue contributed by the region has risen to over 50% of the total for the Austrian Airlines Group – an upward tendency which shows no sign of slowing. The number of tickets sold in CEE has also clearly risen. Central and Eastern Europe is rapidly developing from a destination into a source market for the Austrian Airlines Group.

Lasting competitive advantage

Vienna hub

As the West European airport with the easternmost geographical location, the Vienna hub of the Austrian Airlines Group enjoys the ideal geographical position for transfers into and out of CEE. Consequently it offers the perfect support to the "Focus East" strategy of the Group.

The perfect geographical and commercial position

The "Focus East" strategy receives additional stimulus from the fact that numerous multinationals operate their Eastern European activities from Vienna, regularly using the benefits of direct traffic to CEE while doing so. The same is true of Austrian industrial concerns, which are amongst the world's largest investors in the countries of Eastern Europe.

For all these reasons, the Austrian Airlines Group continues to develop its central Vienna hub. The new terminal expansion project at Vienna Airport – "Skylink" – is expected to be complete by the end of 2008. It will increase passenger capacity whilst maintaining the high levels of efficiency already established. In addition to new lounges, the new terminal concept will include a range of innovative check-in systems designed to help the Vienna hub retain its present official position as the fastest transfer airport in Europe, despite the higher passenger frequency. Vienna already reports average transfer times (MTC) of just 25 minutes. In another project, plans are currently underway for the construction of a third runway at Vienna Airport.

Partner strategy

In order to continue developing its market access in CEE, the Austrian Airlines Group focuses on cooperation agreements with local partner airlines and codeshare agreements. The Group's specialisation in the geographical segment of Central and Eastern Europe is currently supported by a total of 21 partner airlines from this region.

CEE Partner Airlines

AORIA [1]
AEROFLOT Russian Airlines
Air Moldova International
airBaltic
АЭРОФЛОТ-ДОН
AIRZENA
Atlantis European Airways
AZAL
BELAVIA
BULGARIA AIR
CROATIA AIRLINES [1]
JatAirways
JOB AIR
MAT Macedonian Airlines
MONTENEGRO AIRLINES
LOT POLISH AIRLINES [2]
ПУЛКОВО PULKOVO
РОССИЯ
TAROM
Ukraine International
URAL AIRLINES

1 Regional member of Star Alliance
2 Member of Star Alliance

Austrian Airlines concluded a new cooperation agreement during the report period with AiRUnion, an alliance of Russian airlines. The new agreement substantially reinforces the breadth and depth of the Austrian Airlines Group network in its target region. The Vienna hub will also play an even more important role as a distributor of West-East/East-West traffic with the impact of an intensive two-way connection between the route networks of the two new partners.

AiRUnion comprises five Russian airlines operating from three hubs in Moscow (Domodedovo), Samara and Krasnodar. Alliance members use a far-reaching route network within the Russian Federation.

Since joining the Star Alliance in March 2000, the Austrian Airlines Group has sought to use its integration into the alliance to achieve a critical mass capable of increasing its potential for minimising costs and increasing revenues. This is particularly the case in areas including network, distribution and sales. The Group also benefits directly from the attractive portfolio of frequent connections and rapid services offered by its Star Alliance partners.

Successful turnaround

To bolster the turnaround of recent years in the long term and counteract the challenging market conditions experienced primarily as a result of rising crude oil prices, the Austrian Airlines Group has implemented further reconstruction measures:

The Austrian Airlines Group has taken a series of measures in the past financial year designed to lastingly secure its passenger volume and earning power:

- Approximately 84% of all the flights of the Austrian Airlines Group were handled punctually in 2006. This level of performance places the Group firmly in the premier league amongst European network carriers. Thanks to intensive punctuality management, the **punctuality rate** in 2006 improved by around 4.5 percentage points compared to the previous year. Despite limited capacities and increased security requirements worldwide, the Group succeeded in meeting the high level of punctuality expected by passengers on scheduled and charter flights. As a result, some 98% of the passengers of the Austrian Airlines Group were able to reach their connecting flights via Vienna on schedule.
- A wide-ranging **quality and service offensive** was launched in 2006. This is primarily aimed at developing new, attractive features that can be used to convince customers of the superior quality of the Group. Current examples include the free snack service in Economy Class on short- and medium-haul routes, the expansion of Business Class and the upgrading of the latter through the installation of lie-flat sleeper seats in long-haul.
- To increase its yield, the Group has also introduced a system of **revenue-optimising traffic flow management.** Unlike the previous system, which was based on the assessment of individual routes, this permits differentiated, all-round management of local and transfer traffic, enabling market potentials to be recognised at an early stage.

In addition to these activities, the Group continues to emphasise consistent cost and productivity control. The main cost reduction measures involve cutting unprofitable long-haul routes, primarily to leisure destinations, and the harmonisation of the long-haul fleet. Due to the high crude oil and kerosene prices, the Austrian Airlines Group found itself forced to counteract the high logistical markup on refuelling at Vienna Airport. The Group has therefore refuelled its long-haul flights itself since August 2005, with the work being outsourced to the company Skytanking since June 2006. Despite this, a strong dependence on OMV services continues. For this reason, the Group has filed for inspection of OMV pricing policy under competition law.

As a further measure aimed at cost reduction, the Austrian Airlines Group is centralising within the corporate structure its purchasing activities, which have in part functioned on a decentralised basis to date. The bundling of purchasing volume that such a move would achieve is expected to produce noticeable savings, as is abolition of commission granted to Austrian travel agents on flight bookings in the report period.

The high oil price produced substantial long-haul losses in the report period. As a consequence of this situation, the Austrian Airlines Group has strategically reoriented its long-haul product and discontinued services altogether on the routes with the weakest results.

Harmonisation of long-haul fleet

The measures have also brought steps towards consolidation of the long-haul fleet. Both the Group's remaining Airbus A340-300 are now to be sold, with the four A330-200 also removed from service with the fleet. As a result of these changes, the future long-haul fleet will only include Boeing B777 and B767 aircraft with expanded and redesigned Business Class, making it highly homogenous. The Group is making the reductions in personnel necessitated by the sale of its Airbus fleet with a range of measures based on the greatest possible social moderation.

A solid foundation

The Austrian brand has stood for high quality for many years, and, together with the service and product leadership of the Group, offers a solid foundation for positive development of the company. The Group brand benefits not least from the good image of Austria and Vienna as an attractive cultural and tourist destination.

Austrian arrows as a flexible regional airline

Austrian arrows (formerly Tyrolean Airways) is amongst the leading European regional airlines. The above-average productivity and cost-efficiency of this production platform provides a basis for the successful specialisation strategy of the Austrian Airlines Group in secondary markets.

Charter

Lauda Air – the Austrian way to holidays

In the charter segment, the Austrian Airlines Group operates its services under the "Lauda Air – the Austrian way to holidays" brand in general. The Group is also striving to maintain and improve upon its strong position in the Austrian market in this segment in future. This should make it possible to bring the Lauda Air brand closer to the Austrian family brand in future, as well as placing greater emphasis on the Group identity by adding "The Austrian way to holidays".

Value management

Despite the present economic challenges, the Austrian Airlines Group is striving to achieve a continuous increase in the value of the company in the medium- and long-term and achieve an appropriate return on the investment of its shareholders.

Management indicators: CVA and ROTGA

To this end, the management of the Group functions according to the principles of value-oriented management. This is based on the "Cash Value Added" concept (CVA) and the "Return on Total Gross Assets" (ROTGA). Long-term growth in CVA and ROTGA serves as a measure of improvement in corporate value and the creation of added value for shareholders.

To implement this value-oriented management the Austrian Airlines Group uses a closed and unified system that extends to planning, management and control processes throughout the Group. In this system, CVA is planned, directed and controlled at Group, business segment and division levels.

Our seats give Sigmund Freud's couch an inferiority complex.

And in the new Austrian Business Class sleeper seats, nobody will ask you any awkward questions either. Far from it, on long-haul flights in the Boeing 767 and 777 you can slide back the seat into the sleeping position and simply relax.



Product and Service

In the airline industry, constantly improving product and service quality is a crucial success factor. As a quality carrier, therefore, the Austrian Airlines Group is implementing a range of measures aimed at the ongoing expansion and optimisation of its product range. The new basis for this is a wide-ranging quality and service offensive. Launched in 2006, the new campaign is designed to emphasise the differentiation of the company from competitor airlines. The report period witnessed the creation of numerous new and attractive features, ranging from inflight services through to lounges and ground services. The policy has been a successful one: a series of recent industry surveys have seen the Austrian Airlines Group receive top rankings in quality and customer satisfaction categories.

Wide-ranging quality and service offensive

The Austrian Airlines Group launched a wide-ranging quality and service offensive in 2006. The measures involved are designed to make flying with Austrian a harmonious experience to which the customer will look forward. The Group is also placing greater emphasis on creating added emotional value and highlighting specific strengths – the company's typically Austrian character, for example – more strongly than has been the case in the past. To ensure total optimisation and alignment with this objective, the quality and service offensive has been implemented throughout the customer service chain.

Organisational streamlining

In an effort to design customers' essential "touch points" with the Austrian Airlines Group to be as effective as possible and to harmonise them with one another, the relevant areas were brought together in September 2006 in the newly-founded Customer Services & Product Management Division. As a key contributor to the Group, the new division now administers, amongst other things, the coordination of flight attendants, the product, the catering range and brand presence. The division has therefore become the unit with central responsibility for customer satisfaction and service quality.

New Customer Services & Product Management process structure


Analyse
Position
Develop
Communicate
Realise
Pre-In-Flight
Post-Flight
Product Strategy
Brand Management
Product Development & Management
Advertising & Market Communications
Lounge Services & Inflight Support
Cabin Operations
Loyality Programs
Customer Relations

Strategic product development

With its innovative product and service concept, the Austrian Airlines Group regularly sets the pace across the aviation industry and makes further improvements in its high standards of service quality. Ongoing redevelopment and optimisation represent essential preconditions for success in today's increasingly competitive marketplace. The quality and service offensive introduced by the Austrian Airlines Group in the report period is a sound basis for this.

Ongoing optimisation with clear aims

The Group is pursuing clearly defined objectives derived from corporate strategy:

- to enable passengers to experience "Austria" above the clouds;
- to clearly differentiate between Business Class and Economy Class;
- to reduce complexity throughout the customer service chain;
- to continuously reduce costs whilst maintaining the highest possible level of service.

In an effort to realise these requirements, the Austrian Airlines Group again implemented a range of innovative improvements to product and service quality and the customer experience in the financial year 2006.

New services in Business Class

Differentiation between Business and Economy

Because the Austrian Airlines Group meets the needs of its high-value premium traffic and the more price-sensitive Economy segment within the same aircraft, the company attaches great importance to distinctions drawn between the two products. By continuing to upgrade its services in Business Class, the Group created a key focus in the report period and expanded its competitive advantage as a result.

- **Austrian Business Class long-haul experience:** with the introduction of new long-haul Business Class, Austrian offers its guests a very special flight experience. The new Austrian "lie-flat" sleeper seats offer the optimum levels of seating and sleeping comfort, ensuring passengers are able to travel to, and arrive at, their destination fully relaxed.
- **"Flying Chefs":** the gastronomic range on board Business Class long-haul has been similarly upgraded. A special new plus: a dedicated chef puts the finishing touches to passengers' dishes on board.
- **"Coffee house above the clouds":** Austrian provides eleven different types of original Viennese speciality coffees on Business Class long-haul flights – a service unique anywhere in the world.
- **Austrian Lounges at Vienna Airport:** the Lounges at the Group's domestic hub airport not only radiate the fresh new Austrian design, but also offer a wide range of additional features. The work surfaces in the Business Lounge in the Plaza Area have been enlarged, for example, hot food is replaced more frequently to ensure freshness at all times and the range of entertainment has been extended. The world-famous Playstation Portable from SONY is now also available to visitors to the Austrian Lounges.





Innovations in Economy Class

As well as continuing to upgrade its Business Class service profile, the Austrian Airlines Group introduced a wide range of product improvements in Economy Class in the report period.

Free inflight catering

As of November 2006, for example, the Group introduced a new inflight catering service free of charge on all short- and medium-haul flights. "Fresh, innovative and Austrian" are the key characteristics of this high-value new product. In addition to the best possible quality and seasonal variety, the new service aims to provide sample dishes from the world-famous Austrian cuisine. A range of drinks whose breadth and quality is unique in the European airline industry completes the culinary portfolio.


love

From December 2006, this new service was extended further still to include hot meals. The richly varied selections were created in partnership with internationally renowned Austrian chef Helmut Österreicher, already responsible for developing the cold snacks. The snack service is designed to provide a fresh, innovative and Austrian cuisine, and its typically Austrian specialities are guaranteed to surprise.

Other service improvements

Special Assistance

The Austrian Airlines Group has paid particular attention to caring for passengers who require special services for many years now. This policy has enabled the company to guarantee problem-free travel to unaccompanied minors, passengers with restricted mobility and families with younger children (up to six years of age). Now, in a concerted effort to design the Check-in experience to be more pleasant still for these passengers, the Austrian Airlines Group is offering an even better service before departure at Vienna Airport. Two new check-in desks in Terminal 1 marked "Special Assistance" now ensure that passengers are cared for in accordance with their individual requirements.

The Austrian Airlines Group continues to report strong rates of growth in internet sales – with the highly capable backing of a new online booking tool. The number of routes that can be booked using an electronic ticket also rose in the report period, to 82 destinations. The Group introduced a new fare concept for short- and medium-haul routes in April 2006, which uses greater flexibility and combinability to take changed customer needs into account.

Cooperation with Sixt

In mutual recognition of both companies' high quality of service, Austrian and the international car rental company Sixt AG concluded a cooperation agreement across a range of organisational areas (reservations, Miles & More, sales) in September 2006. The resultant pre- and post-flight product range provides customers of Austrian with the appropriate added value in terms of comfort and mobility.

Peak values in quality and customer satisfaction once again

The quality leadership of the Austrian Airlines Group was confirmed impressively in the report period once again, as the company collected a series of awards and took leading positions in industry rankings. The Group views these positive evaluations as a commitment to increase its quality, punctuality and reliability further still.

Awards

Austrian

- Best Airline to Europe (Travel Savvy)
- 1st Place - Best Service in Europe (Capital Magazine)
- 3rd Place - Best Business Class Catering 2006 (Skytrax)
- 3rd Place - Best Quality on Scheduled Flights within Europe (Capital Magazine)
- 2nd Place - Performance European Airlines Overall (Business Traveller)

Lauda
The Austrian way to holidays

- Gold in Tourism and Public Category (TAI Werbe Grand Prix 2006)

Structured quality management

Numerous other improvements

To ensure that its high quality requirements are met at all times, the Austrian Airlines Group introduced a system of centralised quality management for the product division back in 2004. The system is designed to conduct regular checks on product quality at all stages of the customer service chain.

Quality performance at all "customer touch points" is now analysed in detail by a quality panel, which meets on a quarterly basis. Customer touch points range from booking to check-in, time spent in lounges and inflight experience through to levels of post-flight service. The panel consists of all the divisional managers affected by the service in question, departmental managers and decentralised quality managers. The quality panel then reports regularly to the Board of Management on the measures it has defined as necessary for the improvement of quality standards. Regular reports are then sent to the Board of Management on the quality improvement measures defined by the panel.

The activities of the quality management continued with undiminished intensity in the financial year 2006. A series of significant quality increases were achieved in the report period:

- In the **Call Center Vienna**, the agreed service standards were achieved. The service level in place at the Center has been at an internationally appropriate level for some time now.
- The target figures for **punctuality** were significantly exceeded in 2006. This is also clearly reinforced by the perception of the passengers. As a survey showed in the report period, more than 80% of passengers are highly satisfied with the departure punctuality of the Austrian Airlines Group.
- The Austrian Airlines Group also achieved fundamental improvements in **baggage transportation** and the handling of special cases. By implementing a range of measures at Vienna Airport and external stations, the Group reduced the loss of baggage items further still.
- Established last year in Vienna, a new system of "appearance control" intensively monitors Group **cleaning services** to ensure continuingly high standards of cleanliness throughout aircraft cabins. The system has worked: almost 90% of passengers carried by the Austrian Airlines Group offered a positive evaluation of cabin cleanliness in 2006. This has enabled the Group to create maximum value through direct comparison with the airlines in the Star Alliance.

Targeted marketing of Austrian Technical Services

Reliability and high quality

Austrian Technical Services is the leading provider of maintenance and repair services for commercial traffic aircraft in Austria. The unit enjoys a worldwide reputation for reliability and quality. Building on this strong position in the international maintenance business segment, the company founded an own marketing company for technical services in the report period, to use the name "Austrian Airlines Technik Marketing GmbH". The company is now also marketing the services of Austrian Technical Services to third party airlines.

New advertising line – Fly with a smile

From 2007 onwards, the Austrian Airlines Group will place greater emphasis on both its corporate image and product focus points as core advertising messages, in an attempt to achieve lasting differentiation in the hotly-contested market for flight services. At international level, the new advertising line will be designed to underline the positioning of the Austrian Airlines Group as a specialist in the east and a quality airline, so supporting targeted marketing and sales activities.

Why short is sweet again.

The Austrian Snack Box: we're serving excellent food again in Economy Class on all short haul flights, including tasty Austrian delicacies prepared by top chef Helmut Österreicher.



Corporate Governance

Austrian Airlines committed itself to compliance with the full content of the Austrian Corporate Governance Code when the new regulatory framework entered force in 2003. By doing so, the company has reconfirmed the value of transparency and an equitable balance of power at boardroom level. With the exception of a single "C Rule" and a number of "R Rules", moreover, the company also meets the requirements of the newly revised version of the Code (2006).

Implementing the new Corporate Governance Code

In 2003, in the interest of exercising responsible and transparent corporate management and control, Austrian Airlines became one of the first Austrian companies to commit to compliance with the Austrian Corporate Governance Code.

In the course of the past financial year, both the Board of Management and Supervisory Board of the company have studied the revised version of the Code, which came into force on 1 January 2006, in some detail. All necessary measures have been taken to comply in full with the new regulations, where these were not already in place at Austrian Airlines. A number of particularly important subject areas are described in more detail below.

Austrian Airlines will naturally do everything within its power to comply with the regulations of the Austrian Corporate Governance Code wherever possible in the financial year 2007.

Compensation

In the interests of greater transparency, Austrian Airlines publishes the earnings of each individual member of the Board of Management, itemised according to their fixed and profit-related components. For further details, see Note 39 of this Annual Report.

The performance-related components can reach a maximum amount of 50% of the annual gross salary and only become eligible for payment when the target guidelines as determined by the Supervisory Board are met. These target guidelines are based to appr. 90% on the achievement of operational indicators (EBIT, CVA or other, for example), and to appr. 10% on individual targets of the individual Board of Management members. Pension provision is regulated separately and essentially based on a pension fund rule. With regards to severance pay, the legal regulations essentially apply under partial abatement of periods preceding service with the company.

Levels of compensation for members of the Supervisory Board have been determined annually by the General Meeting of Shareholders. Most recently, on 22 May 2006, compensation for the Chairman of the Supervisory Board was set at EUR 18,200, that for the two Deputy Chairmen at EUR 13,650 each, and for all other capital representatives at EUR 9,100 each. Members of the Supervisory Board received EUR 365 each per meeting as an attendance fee.

Independence of Supervisory Board members

One of the key issues of the thoroughgoing revision of the Austrian Corporate Governance Code was the independence of Supervisory Board members. Austrian Airlines has made the appropriate adjustments to the rules of internal procedure of its Supervisory Board and adopted guidelines for the independence of Supervisory Board members in order to create the framework necessary to implement the full content of the new regulations of the Code surrounding the issue.

All members of the Supervisory Board have declared their independence subject to the criteria defined in the Code.

The Supervisory Board includes six members who are independent of the core shareholders of Austrian Airlines. As a result, this criterion for the independence of the controlling bodies of Austrian Airlines also exceeds the requirements of Rule C 54 of the Code.

Implementation in financial year 2006 in detail

With one exception, Austrian Airlines complied with all the recommendations contained in the Comply or Explain section of the Code (C Rules) in the financial year 2006. Austrian Airlines also complies with all L Rules and the majority of R Rules of the Code as a matter of course.

Deviations from C Rules

- Rule 49
  The object and conditions of the agreements between Austrian Airlines and companies in which individual members of the Supervisory Board of Austrian Airlines active until 22 May 2006 exercise executive functions, are not publicised for reasons of competition between these companies. Austrian Airlines excluded compliance with this rule in its commitment to the Austrian Corporate Governance Code for the financial year 2003.

Corporate Bodies

Supervisory Board

Peter Michaelis, Chairman (since 30.06.2006), Board of Management, ÖIAG (Supervisory Board since 06.05.2004)
Herbert Koch, First Deputy Chairman, Executive Partner, Kika Möbel-HandelsgesmbH and Managing Director, Leiner (Supervisory Board since 09.03.2001)
Rainer Wieltsch, Second Deputy Chairman (Chairman until 30.06.2006), Member of Board of Management, ÖIAG (Supervisory Board since 08.05.2002)
Alain D. Bandle, General Manager Germany & Austria, Dell GmbH (Supervisory Board since 09.03.2001)
Erhard Schaschl, Chairman of Supervisory Board, Österreichische Elektrizitätswirtschafts AG (Supervisory Board since 09.03.2001)
Walter Knirsch, Partner, KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft (Supervisory Board since 22.05.2006)
Robert Büchelhofer, former Member of Board of Management, Volkswagen AG (Supervisory Board since 22.05.2006)
Carl Michel, Group Chief Executive, Holidaybreak plc (Supervisory Board since 22.05.2006)

The following members left the Supervisory Board in the report period
Alfred Ötsch, Second Deputy Chairman, Member of Board of Management, Siemens AG Österreich (Supervisory Board from 09.03.2001 until 28.02.2006)
Martine Dornier-Tiefenthaler, Lawyer (until 22.05.2006)
Johann Zwettler, CEO, Bank für Arbeit und Wirtschaft AG (until 22.05.2006)
Walter Rothensteiner, CEO, Raiffeisen Zentralbank AG (until 22.05.2006)

Retail investor's representative of Supervisory Board

Erhard Schaschl,
Erhard.schaschl@verbund.at; Tel.: +43/5/03 13 54000, Mobile: +43/664/301 4986

The following employees were appointed by the Austrian Airlines Staff Council in accordance with Section 110 of the Austrian Employment Law to serve as staff representatives on the Supervisory Board:
Alfred Junghans (Supervisory Board since 11.09.2001)
Thomas Häringer (Supervisory Board since 11.01.2006)
Franz Marsak (until 11.01.2006)
Wolfgang Hable (Supervisory Board since 20.09.2005)
Michael Eder (Supervisory Board since 24.05.2005)
Gabriele Millmann (until 11.01.2006)
Franz Pennauer (from 11.01.2006 until 22.05.2006)

In accordance with Section 141 of the Austrian Aviation Law, the Austrian Civil Aviation Authority was represented on the Supervisory Board by
Karl Prachner

Board of Management

Alfred Ötsch – Chief Executive Officer
(CEO – Member of Board of Management from 01.04.2006; Chief Executive Officer from 01.05.2006)
Josef Burger – Chief Commercial Officer (CCO)
Thomas Kleibl – Chief Financial Officer (CFO)
Vagn Sørensen – Chief Executive Officer
(CEO – until 30.04.2006)

Subcommittees of Supervisory Board (status as at 31.12.2006)

Compensation Committee (equivalent of former Presidium)	**Audit Committee** (equivalent of former Balance Sheet Committee; fulfils function of Austrian Compliance Guideline)	**Nominations Committee** (equivalent of former Personnel Committee)
Peter Michaelis	Peter Michaelis	Peter Michaelis
Rainer Wieltsch	Rainer Wieltsch	Rainer Wieltsch
Herbert Koch	Robert Büchelhofer	Herbert Koch
	Walter Knirsch	Erhard Schaschl
	Thomas Häringer	Wolfgang Hable
	Michael Eder	Alfred Junghans


BOARD OF MANAGEMENT
Alfred Ötsch 1
Josef Burger 2
Thomas Kleibl 3
Customer Services & Product Management 1
Network & Sales 2
Charter +) 2
Cargo System 2
Flight Operations Austrian 1
Flight Operation Austrian arrows +) 1
Ground Operations 2
Technical Department 3
Human Ressources & Organisation 1
Corp. Process-, Projekt & IT-Services 3
Procurement & Business Services 3
Aircraft Asset Management & Group Treasury 3
Controlling & Accounting 3
Secr. General, Strategy & Corp. Policies 1
Corporate Communications 1
Corporate Subsidiaries & IR 3
Quality & Process Management 1
Audit & Compliance 1
Risk & Opportunities Management 1
Business Divisions
Central Service Divisions
Staff Divisions

+) legal entity
1, 2, 3 Board of management allocation

Alfred Ötsch – CEO

Born 10.05.1953,
married, 2 daughters

Career path

- 1978
  1978 Siemens AG Österreich / Assistant to Board of Management
- 1983
  Siemens AG (Munich) / Foreign Central Administration
- 1986
  Siemens AG Österreich / Commercial Manager, Drive, Gearing and Installation Technology Division and Plant Technology Division
- 1993
  Siemens AG Österreich / Member of Board of Management
- 11/2001
  Siemens AG (Nuremberg) / Member of Board of Management, Automation and Drives Division
- 12/2005
  Siemens AG Österreich / Member of Board of Management

- Since 01.04.2006
  Austrian Airlines Group / Member of Board of Management
- Since 01.05.2006
  Austrian Airlines Group / Chief Executive Officer (CEO)

Current contract runs until 31.03.2010

Josef Burger – CCO

Born 04.04.1952,
married, 2 sons

Career path

- 1978
  Austrian Airlines market research
- 1979 – 1981
  Österreichisches Verkehrsbüro
- 1982
  Meridian tour operator
- 1982 – 2001
  Tyrolean Airways / Executive manager of marketing department
- 2001
  Tyrolean Airways / Managing Director

- Since 15.10.2001
  Austrian Airlines Group / Chief Commercial Officer (CCO)

Current contract runs until 30.09.2009

Thomas Kleibl – CFO

Born 24 May 1959,
married, 1 daughter, 2 sons

Career path

- 1979 – 1983
  Kleibl GmbH
- 1984 – 1986
  Milan Bioform GmbH
- 1987 – 1989
  Girozentrale / Account Manager
- 1989 – 1992
  OMV AG / Divisional Controller
- 1991 – 1992
  Controller of OMV Canada Ltd.
- 1992 – 1994
  Lauda Air / Manager Controlling
- 1994 – 2001
  Wienerberger Ziegel AG / Business Manager Austria

- Since 01.10.2001
  Austrian Airlines Group / Chief Financial Officer (CFO)

Current contract runs until 30.09.2009

Vagn Sørensen – CEO until 30.04.2006

Born 12.12.1959,
married, 2 daughters, 1 son

Career path

- 1984 – 2001
  SAS Scandinavian Airlines Various marketing and management functions, including Vice-President, Route Sector Europe; Vice-President, SAS Airlines International; Senior Vice-President & General Manager, SAS Business Systems Division; final position Executive Vice-President & Deputy CEO

- 1.10.2001 until 30.04.2006
  Austrian Airlines Group / Chief Executive Officer (CEO)

Risk and Opportunity Management

In the dynamic environment of the airline industry, active management of business risks and targeted identification and usage of opportunities count as part of daily commercial life for the Austrian Airlines Group. The Group's cross-department, value-oriented risk management system continuously records and analyses the trend in factors including exchange rates, interest rates, fuel prices, the load factor, yields and production costs. The management process was placed on a new footing in November 2006, and is now to be expanded further and developed into a Group-wide risk and opportunity management system.

As an aviation company, Austrian Airlines acts in a high-risk, dynamic environment. Risks and opportunities are part of everyday business life for the company. For some time now, Austrian Airlines has been working to actively manage its business risks. A department dedicated to risk management throughout the company has been in existence since the financial year 2003.

New Risk and Opportunity Management department

Group-wide, value-oriented risk management is now the responsibility of a single risk manager at Austrian Airlines. This individual will use institutionalised processes to continuously gather in and analyse all relevant risks, creating a basis for the prompt planning and implementation of countermeasures.

- There is a particular focus on the proactive management of external factors, especially exchange rate, interest rate and fuel price trends.
- Market risks mainly impact the load factor (capacity utilised) and yield (revenue per sold kilometer). Precise analyses of the respective booking situation allow for active revenue management oriented towards ongoing optimisation.
- Since the production of an airline (available kilometers) can only be adjusted to a limited extent in the short term, forward planning and scheduling, as well as the ability of a company to resist crises through flexibilisation of fixed costs, are of crucial importance.
- For this reason, the Group uses capacity management to match the "production" of flight services with current demand as precisely as possible and makes every possible effort to ensure excess capacity is usefully employed or sold.

For the purposes of the Austrian Airlines Group quality offensive, a high level of transparency becomes particularly important. The ability to recognise risks early on, successfully control and manage these and to identify and use opportunities is absolutely central to the success of the offensive. It was with this in mind that the Group created a new Risk and Opportunity Management unit in November 2006, placing the management process of this area on a new footing. Step by step, the existing risk management will now be expanded further and developed to become a company-wide risk and opportunity management capable of making a valuable contribution to the overall management of the Group. The primary goal thereby is not so much risk avoidance as the controlled and conscious handling of risks and prompt recognition and realisation of opportunities that present themselves.

For further details, see Note 36.

No line when you go online. Web check-in.

Online booking and web check-in mean long waits are behind you. Now you can turn your computer into a check-in counter and simply print out your boarding pass at home.

Austrian Airlines Shares

The key event on the capital market for the Austrian Airlines Group in 2006 was the capital increase successfully implemented in November. Some 51.7 million new shares were issued in the transaction – which was 1.8-times subscribed – generating gross issue proceeds of EUR 367 million for the company. These funds will now be used to enable more rapid implementation of the strategy and restructuring of the company. The price trend of Austrian Airlines shares also benefited from the capital increase, rising sharply in the fourth quarter. Over the year as a whole, the share price rose by 11.7%, although the trend remained volatile.

International share markets buoyant

After experiencing a strong start in the first quarter of 2006, international share markets were unable to maintain this upward trend following a sharp correction in the second quarter, in spite of positive economic data. International indices suffered a renewed setback around the middle of the year, although markets did begin to experience a recovery in Q3. The stronger market performance towards the end of the year was triggered primarily by the downward oil price trend. Over the year as a whole, the FTSE Index sustained an upward trend with an increase of 11.1%, while the German DAX rose by 22.3%.

Positive trend on the Vienna Stock Exchange

The Austrian Traded Index (ATX), representing the 20 most important Austrian stocks on the Vienna Stock Exchange, essentially followed the lead of international share markets. After enjoying a positive trend in the first months of the report period, the ATX experienced a sharp price correction in May. The ATX was unable to exceed the 4,000-point mark again until October, before peaking at an all-time high of 4,463 points on 28 December 2006. On 31 December 2006 the ATX reported an increase of 21.7% compared to the previous year.

Positive corporate results and national economic forecasts for Austria and the extended domestic market of companies in Central, Eastern and South-Eastern Europe had an overwhelmingly reinforcing effect on market optimism. The attractiveness of the market, expansion in the product range due to new listings and capital increases and higher numbers of participants in trading again produced a significant rise in trading volume, with total turnover on the spot market of the Vienna Stock Exchange increasing by 76.2% in 2006 compared to the previous year to an average of EUR 11.1 billion per month. Total market capitalisation as at 31 December 2006 was EUR 145.8 billion, 36.1% above the comparable figure for December 2005.

Information on Austrian Airlines shares

Stock Exchange listing
Vienna (Introduction 1988), Official Trading/Prime Market

Market Maker (Stock Exchange)
Bank Austria, Erste Bank, Timber Hill (Europe)

Market Maker Futures and Options Market
Timber Hill (Europe)

Reuters
AUAV.VI

Bloomberg
AUA

Datastream
O:AUA

ÖKB-WKN
062015

ISIN
AT0000620158

Strong corporate and economic data

Successful capital increase

Key Facts

Volume:	51,680,000 new shares
Subscription and offer period:	16 November to 1 December 2006
Subscription ratio:	8 new shares for every 5 old shares
Pricing:	"At market bookbuilding"
Issue price:	EUR 7.10 per share
Listing:	5 December 2006
Transaction success:	subscribed 1.8-times

The Austrian Airlines Group took an important partial step in its programme of restructuring with the capital increase completed successfully in the financial year 2006. The issue proceeds generated strengthened the capital structure of the Group in the long term. Most importantly of all, the injection of fresh capital will enable the Group to accelerate its investments in quality, market position and Group optimisation. The full placing of the 51.68 million new shares underlines the high level of acceptance of the Group on the capital markets.

Capital reduction at preliminary stages

As a financial-technical measure preceding the capital increase, the Group carried out a simplified capital reduction according to Sections 182 ff. of the Austrian Stock Corporation Act. This was designed to prevent a shortfall on the nominal value at that time of EUR 7.27. The calculated notional amount per share was reduced to EUR 3.00 as a result, reducing the nominal share capital by EUR 145.2m, from EUR 247.2m to EUR 102.0m. The number of no-par shares was raised during the restructuring from 34.00 million to 85.68 million, due to the assue of 51.68 million shares, and the total issued share capital after the capital increase is EUR 257.0m. The capital increase was authorised in an Extraordinary Meeting of Shareholders on 2 November 2006.

Issue volume: EUR 367m

The issue price for the new shares was fixed at EUR 7.10 per share on 1 December 2006. As a result, the Austrian Airlines Group generated a gross issue volume of approximately EUR 367 million, which was injected into the Group as fresh capital once the cost of carrying out the transaction had been deducted.

The transaction was subscribed 1.8-times, and extremely positively received amongst international institutional investors and private and institutional investors from Austria. By exercising their purchase rights, the main shareholder ÖIAG and shareholders represented in the Austrian institutional investor syndicate also took part in the capital increase, and continue to hold a share of 50% plus one share as a result.

In November 2006, in the weeks preceding the capital increase, the Group organised an international roadshow, in the course of which it held numerous individual discussions with interested parties. Institutional investors and analysts were provided with wide-ranging information about current trends at the company, and its perspectives for the future.

Promoting the participation for all subscribing shareholder.

In an effort to make the new shares as attractive as possible to retail as well as institutional shareholders, the Austrian Airlines Group introduced a unique promotional programme during its capital increase. In addition to this scheme, all purchasing shareholders and subscribers were granted a discount of 10% off the final purchase and issue price for the first 1,000 young shares, and a discount of 5% off the purchase and issue price of every other young share, up to a total of 2,000 young shares. This attractive offer was strongly taken up, with around 4.0% of the issue going to private shareholders.

Positive trend in Austrian Airlines share price

Austrian Airlines share price trend in comparison to jet fuel price trend (USD/t)


EUR
10
9
8
7
6
USD/t
800
750
700
650
600
550
500
1.1.2006
1.4.2006
1.7.2006
1.10.2006
31.12.2006
Austrian Airlines Share
Jet Fuel

The trend amongst airline shares was strongly influenced by the positive prospects of capital markets in the financial year 2006, and succeeded in holding its position despite a new record high in the oil price. The trend in the MCSI Europe Airline Index tended to be sideward in the first half-year, due primarily to the high crude oil prices, although it subsequently reported sharp increases in the second half-year. On 31 December 2006, the MCSI Industry Index was 69.2% above its level as at 31 December 2005.

Austrian Airlines share price: +11.7%

The Austrian Airlines share price trend was volatile in the report period and was influenced by the oil price trend in particular. Following a phase of substantial share price gains in the first quarter, the share lost ground in the second quarter and was primarily subject to sideward movement in the third quarter. Only in the fourth quarter did a positive tendency set in, chiefly influenced by the successful capital increase. Austrian Airlines shares were trading at EUR 7.34 on 31 December 2006, 11.7% above their value at the end of 2005.

Austrian Airlines share price compared to ATX and MSCI European Airline Index[1] (indexed as at 01.01.2006)


160
140
120
100
80
60
1.1.2006
1.4.2006
1.7.2006
1.10.2006
31.12.2006
ATX
Total Return Index Austrian Airlines
MSCI European Airline Total Return Index

1 The MSCI Europe Airlines Index has been calculated since January 1995. It includes Lufthansa, British Airways, Air France, SAS and Iberia, and reflects Total Shareholder Return (price gains and dividends).

The Austrian Airlines share was listed on the Prime Market of the Vienna Stock Exchange as at 31 December 2006. Austrian Airlines shares were represented on the ATX Prime Index with a weighting of 0.4% on the balance sheet date. The total volume of turnover in Austrian Airlines shares on the Vienna Stock Exchange was 378.8m in 2006. This figure, which was positively influenced by the capital increase, was significantly up on the previous year. The average daily turnover totalled 205,946 shares (in double counting).

Stable shareholder structure

Shareholder structure after capital increase


48.0% Free Float
39.8% ÖIAG[1]
2.0% Austrian Airlines
10.2% Austrian institutional investors (syndicate)[1]

1 For the purpose of guaranteeing Austrian ownership and effective control in the sense of Article 4 of European Council Regulation 2407/92 (EEC) and the currently valid bilateral agreements on Air Transport, a syndicate agreement is in place between ÖIAG and Austrian institutional investors – LVBG Luftverkehrsbeteiligung GmbH, Raiffeisen-Invest GmbH., Wiener Städtische Allgemeine Versicherung Aktiengesellschaft and ÖKK Holding Gesellschaft m. b. H. (BAWAG P.S.K.). Signatories to this syndicate agreement are committed to voting in the same way as ÖIAG. The shares combined within the consortium are subject to restrictions on their sale.

Free float rises to 48.0%

The proportion of shares held in free float rose from approximately 43.5% by 4.5 percentage points to 48.0% in the report period due to the capital increase. The main reason for this is a reduction in the equity share of the Austrian Airlines Group, which was reduced through dilution from 5.0% to 2.0%. The capital increase produced marginal shifts within the holding of the Austrian institutional investor syndicate, which continues to hold a majority of shares with 50% plus one share. Air France sold its 1.5% share in the Group in October 2006, in the weeks preceding the capital increase. The broad spread of ownership of Austrian Airlines shares shows the high level of interest and confidence in the company, particularly on the part of international investors.

Dividend cancelled

The Austrian Airlines Group is striving to achieve a lasting restructuring of its operating results and a sizeable reduction in the level of debt. Despite the reductions made in recent years, the net gearing of the Group continues to exceed the level that the Group is working to achieve, and stood at 91.2% as at 31 December 2006. Due to the lack of a positive balance sheet result at the parent company for the past financial year, payment of a dividend in 2006 will not be possible. Due to the simplified capital increase, any dividend will be limited to 4.0% of the issued share capital until to the end of the year 2008 at the earliest. In the medium term, the turnaround now completed is designed to benefit shareholders through the payment of appropriate dividends.

Key figures (EUR)


1.34
-4.05
-3.55
2004[1] 2005[2] 2006[2]

Earnings per share [3]


1.27
-4.05
-3.55
2004[1] 2005[2] 2006[2]

Earnings per share diluted [4]

1 Restated; please see Note 3 for details of the adjustment in the Annual Report 2005 (retrospective application of the component approach).
2 Due to the net loss for the year, the diluted earnings per share corresponds to the earnings per share.
3 Adjusted to account for 1.7m bought-back shares from 2002 and considering the number of shares newly-issued as a result of the capital increase in 2006.
4 Adjusted by average number of own shares held by the company.

Investor Relations

To create trust by providing all target groups in the financial community with transparent, up-to-date information: the key objective of the extensive Investor Relations activities of the Austrian Airlines Group. In order to achieve this, the Group's top priority is to address the concerns of investors, analysts and financial journalists, while maintaining a special focus on service. The year 2006 saw the Group implement a range of positively received measures – the most important in connection with the successful capital increase.

Particularly during periods of far-reaching change – such as the capital increase in the past financial year – the Investor Relations activities of the Austrian Airlines Group are oriented towards providing the financial community with detailed information about the company. Balanced evaluation of the Group's share price in line with actual market conditions is absolutely essential if long-term confidence in the Group is to be maintained. A high level of transparency, service and symmetry of information are considered the most important guiding principles of a range of measures employed by the company in this area.

Broad-based research coverage

The Group organised an international roadshow within Europe in preparation for the capital increase, which generated extremely positive feedback from Austrian and international investors and analysts. The Austrian Airlines Group continued to generate a high level of interest amongst key players in the financial community in 2006, a fact reflected by its extensive research coverage. Numerous Austrian and international investment houses, including Bank Austria, Citigroup Smith Barney, Deutsche Bank, Erste Bank, Exane BNP Paribas and Raiffeisen Centrobank publish corporate analyses of the Austrian Airlines Group on a regular basis.

Financial Calendar 2007

Annual Results 2007	7 March 2007
Annual General Meeting, Austrian Airlines AG	4 May 2007
First Quarter Results 2007	25 April 2007
Half-Year Results 2007	24 July 2007
Third Quarter Results 2007	24 October 2007

Key figures for investors

		2006	2005	2004	2003	2002
Share price at year-end	EUR	7.34	6.57	9.66	6.52	6.90
Share price high	EUR	9.17	10.05	13.60	7.89	10.52
Share price low	EUR	6.21	6.20	6.57	5.71	5.60
Market capitalisation at year-end[1]	EURm	616.4	212.2	312.0	210.6	222.9
Turnover on Vienna Stock Exchange	EURm	378.8	240.9	489.8	76.3	149.5
Average daily turnover	EURm	1.54	0.97	1.96	0.31	1.10
Trading volume on Vienna Stock Exchange	Shares million	50.7	31.9	46.0	11.3	18.0
Futures and Options Market	Contracts	41,850	60,854	107,319	12,846	27,841
Dividend[2]	EUR	–	–	–	–	–

1 Adjusted to account for 1.7m bought-back shares from 2002 and considering the number of shares newly-issued as a result of the capital increase in 2006.
2 Dividend 2006: due to lack of balance sheet profit at the parent company, dividend payment not possible

Contact:
Investor Relations
Prisca Havranek-Kosicek
Tel.: +43/5/1766-3311
investor.relations@austrian.com

Interested investors wishing to access regularly updated information about Austrian Airlines will find the Investor Relations section of the company website at **www.austrianairlines.co.at** is all they need. Details of key financial results can also be downloaded around the clock. In addition to this service, the Investor Relations team is always happy to provide answers to more specific questions about the company.

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As a hub between Eastern and Western Europe, Vienna perfectly fits the bill. But that's not all – stopover times at Vienna International Airport are the shortest in Europe.

Business Development 2006

On the strength of encouraging increases in traffic demand, numbers of passengers carried, load factor and yields, the Austrian Airlines Group was able to significantly improve its operating performance in 2006. Despite this, the result – due primarily to continuing sharp increases in fuel prices, which strained results in the airline industry worldwide – remained negative. There is still evidence of a positive tendency, however. The Group increased its adjusted EBIT by EUR 43.7m to EUR –8.3m, while its EBIT also improved, rising by EUR 11.0m to EUR –89.0m. Extraordinary strains associated with the restructuring necessitated by redimensioning of the long-haul segment launched in the report period had the effect of slowing down gains in this area, however. The liquidity situation and balance sheet structure were also significantly more favourable at the end of 2006, due primarily to the success of the recent capital increase.

Highly volatile environment continues

As a highly cyclical industry, the international aviation sector is strongly dependent on the wider economic trend and extremely susceptible to external factors.

The overall improvement in world economic conditions continued in 2006. The major drivers of this growth were the USA, with GDP growth of 3.4%, and the Asia region – above all China, which experienced economic growth of 10.4%. Experts also expect to see the positive growth trend in these regions continue in the medium term.

Positive competitive trend

The economic situation in the Eurozone also showed a slight upward trend in general, with economic growth of 2.6% in the report period.. The dynamic economic development of the new member states of the EU continued throughout 2006, with growth rates of between 5 and 6% forecast for the medium term. At around 3.2%, the rate of growth in Austria in 2006 was above both the figure for Austria in the preceding year and the average for the 25 EU member states of 2.8%. Economic commentators are now predicting GDP growth in Austria of around 2.6% for 2007, once again above the European average. Further growth could be impaired by factors such as insecurity over future oil price trends and fears surrounding rises in inflation and interest rates.Despite the substantial traffic growth, the continuing high oil and kerosene prices produced uncertainty over the results situation in the aviation sector.

Annual Statement of Accounts according to IFRS

The Annual Statement of Accounts 2006-of the Austrian Airlines Group was prepared in accordance with IFRS – International Financial Reporting Standards (formerly known as International Accounting Standards or IAS). In the interest of improved international comparability, the Group introduced International Accounting Standards into its reporting in 2000. Please refer to Note 38 of this Annual Report for details of the individual business areas (segments).

Increases in traffic performance and load factor

New passenger record

The Austrian Airlines Group recorded extremely encouraging flight demand in the report period. The number of passengers carried was once again above ten million, passing the previous year's figure of 10.12 million passengers at end-November. The total number of passengers carried by the Group in the report period stood at 10,834,668. This was a 7.1% increase on the figure for the previous year.

Trend in available seatkilometers and passengers carried


+7.1%
10,835
+1.6%
31,374
+5.7%
30,887
+7.6%
10,120
29,218
9,405
2004
2005
2006
Available seat kilometers (millions)
2004
2005
2006
Passengers carried (000)

Availability and demand increased

On the basis of increased passengers numbers overall, the Group also reported an increase in traffic demand measured in revenue passenger kilometers (RPK) in 2006. This figure increased by 2.1% compared to the preceding year, also exceeding production growth (ASK) of 1.6% in the report period.

The trend in availability needs to be differentiated over the past year: in the course of redimensioning its long-haul availability, the Group reduced its frequencies – primarily on routes to Australia and Toronto – leading to a fall in production. In the short- and medium-haul segment, by contrast, production was expanded compared to the previous year, primarily to CEE and Scandinavia, and subsequently effectively marketed.

Thanks to the encouraging demand trend, the passenger load factor on scheduled services also increased in the report period, rising by 0.2 percentage points to reach 74.0%.

Increase in yields

The yields of the Austrian Airlines Group improved considerably in the report period. The Group imposed a range of measures, including fuel surcharges, to compensate for the impact of the increased fuel costs, and these contributed in part to this positive result.

Improvement in result situation

Profit and loss account (EURm)

	2006	2005	+/- abs.	+/- %
Operating revenue	2,662.8	2,485.8	177.0	7.1
Operating expenses	-2,751.8	-2,585.8	-166.0	-6.4
EBITDAR	277.2	303.5	-26.3	-8.7
EBITDAR adjusted[1]	348.7	319.4	29.3	9.2
Result from operating activities[2] (EBIT)	-89.0	-100.0	11.0	11.0
Result from operating activities[2] (EBIT) adjusted[3]	-8.3	-52.0	43.7	84.0
Financial result	-49.1	-29.6	-19.5	-65.9
Result before tax	-138.1	-129.6	-8.5	-6.6
Result before tax adjusted[3]	-50.1	-94.9	44.8	47.2
Result from continued business divisions	-139.6	-131.3	-8.3	-6.3
Result from continued business divisions adjusted[4]	-51.6	-96.6	45.0	46.6
Net result for the year	-129.9	-129.1	-0.8	-0.6

1 Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft and foreign currency valuations at the reporting date and the value adjustment at Slovak Airlines.
2 Before incorporation of associated companies.
3 Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date and recovery/impairment of the value of aircraft and the value adjustment at Slovak Airlines.
4 Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date, recovery/impairment of the value of aircraft and the effect of changes in the rate of corporation tax and the value adjustment at Slovak Airlines.

The Austrian Airlines Group made a noticeable improvement in its operating performance in the financial year 2006 compared to the preceding year. The crucial factors in this were the increase in flight revenue and the above-average increase in yields in relation to unit costs. By contrast, the result for the report period was burdened by extraordinary effects – overwhelmingly as a result of the restructuring and the associated personnel provisions. In lights of the challenging conditions, it was still not possible to achieve a positive result.

Adjusted EBIT: EUR -8.3m

Although the adjusted EBIT of the Group, at EUR 8.3m, remained slightly negative overall, the figure rose substantially, improving by EUR 43.7m compared to the previous year. The EBIT – this includes extensive extraordinary positions – mainly provisions for the redimensioning of long-haul, exchange rate gains from securities and value adjustments for Slovak Airlines – also improved, from EUR -100.0m to EUR -89.0m.

The financial result of the Austrian Airlines Group fell by EUR 19.5m in the report period, primarily due to the depreciation of securities, to reach EUR -49.1m (2005: EUR -29.6m). On this basis, the result before tax reached EUR -138.1m (2005: EUR -129.6m). Overall this generated an annual net result of EUR -129.9m (2005: EUR -129.1m).

Nevertheless, one of the key factors in the overall result trend being out of line with expectations was the continuing rise in the price of kerosene in 2006, which brought the Group total additional costs of EUR 75.7m.

Result trend (EURm)



74.4
-100.0
-89.0
48.4
-129.6
-138.1
2004[1] 2005 2006
Result from operating activities[2] (EBIT)
2004[1] 2005 2006
Result before tax

1 Please see Note 3 in the Annual Report 2005 for details of the adjustment (retrospective application of the component approach).
2 Before incorporation of associated companies.

Revenue and operating revenue increase

Operating revenue (EURm)	2006	2005	+/- abs.	+/- %
Flight revenue	2,458.8	2,260.5	198.3	8.8
Other revenue	134.4	132.4	2.0	1.5
Revenue	2,593.2	2,392.9	200.3	8.4
Other income[1]	69.6	92.9	-23.3	-25.1
Operating revenue	2,662.8	2,485.8	177.0	7.1

1 Includes changes in inventories and earnings from the sale of tangible and intangible assets.

Flight revenue: +8.8%

Compared to the expansion in production of 1.6% (ASK), the Austrian Airlines Group was able to increase its flight revenue in 2006 at the disproportionately strong rate of 8.8% to reach a total of EUR 2,458.8m (2005: EUR 2,260.5m). The main contributing factors here were the improved market environment and the increase in the number of passengers carried, the fuel surcharges and the increase in average yields – achieved through the introduction of a revenue-optimising traffic flow management system.

Other revenue in 2006, at EUR 134.4m (2005: EUR 132.4m), also increased slightly, while other income declined from EUR 92.9m to EUR 69.6m. This was the result of lower income from the cancellation of provisions for tickets issued but not flown from previous years and other liabilities. On this basis, operating revenue increased overall by 7.1% to EUR 2,662.8m.

Other revenue[1]


21.5% Technical services
8.6% Handling services
10.0% Commissions
9.7% Aircraft lease
6.1% Revenue from service provider charging
3.9% Other
40.2% Sales of goods

1 See Note 8 for details.

Increase in expenses

Similarly to the preceding financial year, the trend in the expenses of the Austrian Airlines Group in the report period was strongly influenced by the development of kerosene prices. Another significant factor was a rise in personnel costs that resulted from the creation of personnel provisions in the course of the redimensioning of long-haul activities and the associated reduction in the number of employees planned.

Overall the operating expenses of the Group increased at a disproportionately low rate compared to operating revenue, however, rising by 6.4% to EUR 2,751.8m. While total expenses for materials and related services of the Austrian Airlines Group increased by 7.3% to EUR 1,659.4m in the report period, the rise in fuel expenditure – which was up by 16.7% to reach EUR 530.0m – was dramatically above the increase in production of 1.6%.

Fuel expenditure (EURm, %)


+16.7%
530.0
+46.6%
454.3
309.8
compared to previous year
2004
2005
2006

The background to this cost increase is the trend in the price of kerosene, which, against the expectations of most experts, continued to rise sharply in the report period compared to the figure for the preceding year. The average kerosene price rose from USD 562/t in 2005 to USD 645/t in 2006. As a result, it also exceeded the internal planning assumptions of the Austrian Airlines Group, which had run to USD 615/t. The trend in the course of the year was an irregular one: while the kerosene price rose continually for the first six months of 2006, hitting a new record high of USD 750/t at the beginning of the third quarter, by September it had fallen back to its level at the beginning of the year. Towards the end of the year, the kerosene price eventually stood at a level of around USD 600/t.

Kerosene price: +14.9%

The fuel hedging policy of the Austrian Airlines Group is based on a comprehensive evaluation of all involved risks. In the past, however, the difficult financial situation of the company has not permitted hedging. Following the successful capital increase, however, the Group is now considering measures to reduce the price change risk for the coming financial year within a specified hedging framework.

Price trend, jet fuel (USD/t)


800
700
600
500
400
300
2005
2006
Average prices
2004: 398 USD/t
2005: 562 USD/t
2006: 645 USD/t

In an effort to partially compensate for the additional expenditure on kerosene, the Austrian Airlines Group – in common with the majority of its competitor airlines – introduced fuel surcharges in stages from May 2004, which are reported as additional revenue in the flight revenue position. However, these surcharges could only cover a part of the additional costs.

Fuel surcharges increased

Expenses trend, 2006 (EURm, %)


+7.3%
1,659.4
+21.7%
611.3
-13.0%
293.8
-6.2%
187.3
+6.4%
2,751.8
compared to previous year
Expenses for materials
Personnel expenses
Depreciation[1]
Other expenses
Operating expenses

1 On tangible and intangible assets.

Personnel expenses increase

The personnel expenses of the Austrian Airlines Group increased by 21.7% to reach EUR 611.3m in the report period. This rise is primarily the result of successful personnel provisions made during restructuring. When adjusted to account for effects from the creation of personnel provisions in the course of the redimensioning of the long-haul segment, personnel expenses only increased by 5.6%. This is equivalent to a EUR 27.9m increase compared to the previous year.

Other expenses of the Group fell by 6.2% in 2006 to EUR 187.3m. This reduction was caused by the fact that this position included exchange rate losses of EUR 28.5m the previous year, which were offset in 2006 by an amount of EUR 19.3m, reported under other income. When adjusted for this aspect, other expenses rose by EUR 16.1m. The main reason for this was an increase in costs of premises and plant.

Depreciation and amortisation fell from EUR 337.8m to EUR 293.8m in the report period. The main reasons for this reduction are lower impairments according to IAS 36 (Impairment) of EUR 9.2m (2005: EUR 32.1m), which affected the planned sale of an aircraft of the type Canadair RJ in the course of the fleet adjustment process, as well as the goodwill depreciation of Slovak Airlines in the report period. When adjusted to account for these effects, depreciation in the report period fell to EUR 284.6m (2005: EUR 305.7m). The fall in the scheduled depreciation of other assets is based on the sale of workshops and other buildings belonging to the Technical Base in Schwechat at the end of 2005.

Unit costs increase slightly

Due to the increase in fuel and personnel costs, the Austrian Airlines Group was unable to continue reducing its unit costs in the financial year 2006, which had previously been declining consistently since 2001. Against this background, unit costs (total adjusted operating expenses in relation to ASK) increased year-on-year by 3.4% to 8.46 ct/ASK (2005: 8.18 ct/ASK). By contrast, employee productivity (measured in ATK per employee) improved slightly in the report period, rising by 0.5% due primarily to the restrictive personnel policy of the Group.

Productivity and adjusted unit costs


513.2
-4.5%
490.3
+0.5%
492.9
7.90
3.5%
8.18
3.4%
8.46
compared to previous year
2004 2005 2006
ATK/employee[1] (000)
2004 2005 2006
Adjusted unit costs (ct/ASK)

1 ATK/employees, incl. off duty cases; the number of people employed in the previous year has also been adjusted to account for off duty cases.

Increase in net cash flows from operating activities

At EUR 360.2m, net cash flows from operating activities of the Austrian Airlines Group were 38.6% up on the preceding year. This was primarily due to an improvement in working capital. Compared to last year, a higher increase in provisions and a reduction in receivables played a particularly important role in this.

Restrictive investments

Despite its strategy being clearly oriented towards growth in the Central and East European region, the Austrian Airlines Group continues to pursue a restrictive investment programme. The only aircraft to be newly incorporated into the fleet in 2006 were those for which delivery dates had already been fixed on the basis of existing orders. In concrete terms, these were an Airbus A319 and a Boeing 737-800. Despite these acquisitions, payments (investments) resulting from the acquisition of tangible and intangible assets fell by 33.6% in the financial year 2006 to EUR 194.7m (2005: EUR 293.4m). Due to the lower aircraft investments, net cash flows from investing activities improved to reach EUR −2.0m (2005: EUR −81.2m). Net cash flows from financing activities reached a value of EUR 17.8m (2005: EUR −197.3m) in the report period. This increase is primarily based on the capital injection due to the capital increase.

Net cash flows (EURm)	2006	2005	+/− abs.	+/− %
Net cash flows from operating activities	360.2	259.8	100.4	38.6
Net cash flows from investing activities	−2.0	−81.2	79.2	97.5
Net cash flows from financing activities	17.8	−197.3	115.1	-
Change in cash and cash equivalents	376.0	81.3	294.7	-

Significant improvement in liquidity

Thanks to the successfully completed capital increase, restrictive policy of investment and existing reserves, the stock of cash and cash equivalents (incl. exchange rate differences) of the Austrian Airlines Group improved in the report period by EUR 395.3m to EUR 516.1m, thus securing the liquidity of the Group.

Sharp reduction in Net Gearing

Net Debt, Net Gearing


1,244.5
1,083.5
715.7
2004[1] 2005 2006
Net Debt[2] (EURm)
181.3
191.6
91.2
2004[1] 2005 2006
Net Gearing[3] (%)

1 Please see Note 3 in the Annual Report 2005 for details of the adjustment (retrospective application of the component approach).
2 Non-current liabilities, excl. provisions and deferred tax assets, minus cash and cash equivalents.
3 Net debt in relation to shareholders' equity.

Consistent repayment of liabilities and improvement of balance sheet structure continue to be key objectives of the Austrian Airlines Group. The capital increase carried out in December 2006 meant a significant reinforcement of the capital structure of the Group in this sense. Once the costs associated with the capital increase are deducted, a total of EUR 348.6m in fresh capital was injected into the company as a result.

Reduction in Net Debt

The Group reduced its net debt in the past financial year from EUR 1,083.5m to EUR 715.7m. The figure for Net Gearing (net debt to equity ratio) improved due to the increase in equity from 191.6% to 91.2%.

Balance sheet structure (EURm)


3,208.7
3,199.3
3,199.3
3,208.7
Aircraft 2,133.2
2,274.4
565.6
784.8 Shareholders' equity
1,622.4
1,604.2 Non-current liabilities
Other tangible assets[1] 90.0
Other non-current assets 225.8
95.0
Cash and Cash Equivalents 516.1
366.7
120.8
1,011.3
819.7 Current liabilities
Other current assets 243.6
342.4
2006
2005
Assets
2005
2006
Shareholders' equity and liabilities

1 Incl. intangible assets and equity interests in associated companies.

Due to the capital increase, the equity ratio of the Austrian Airlines Group rose to 24.5% as at the balance sheet date of 31.12.2006 (31.12.2005: 17.7%). Both the ROE and ROCE increased slightly compared to the preceding year. Non-current liabilities fell by EUR 18.2m to EUR 1,604.2m the report period. The CVA improved, reaching EUR −114.9m (2005: EUR −165.0m).

Value management ratios (EURm, %)	2006	2005
ROE[1]	−20.5	−21.7
WACC[2]	5.5	6.0
ROTGA[3]	5.4	5.2
ROCE[4]	−4.7	−4.8
CVA[5,6]	−114.9	−165.0
Change in CVA	50.1	42.0

1 Result before tax in relation to average shareholders' equity.
2 Weighted Average Cost of Capital.
3 EBITDAR in relation to Total Gross Assets (= fixed assets at purchasing costs minus non-interest-bearing debt).
4 NOPAT (= EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash and cash equivalents).
5 (ROTGA minus WACC) x Total Gross Assets (= fixed assets at purchasing costs minus non-interest-bearing debt).
6 According to final calculation of component approach in value management system.

Risk management

For detailed information, see the Corporate Management and Control chapter (Risk Management section) page 25 and Note 36.

Segments

In scheduled services – the most important business segment for the Austrian Airlines Group – the company reported encouraging increases in passenger volume, load factor and revenue in the report period. This trend was placed under considerable strain, however, by the high kerosene prices and by losses from long-haul business, although a redimensioning process has since been introduced to address the latter issue. Consolidation of the charter product and the transfer of a number of destinations to scheduled services produced a slight reduction in revenue in the charter segment despite healthy levels of demand. Revenue remained stable in the complementary services segment, in which third-party handling at Vienna Airport continues to be of primary importance.

Increase in traffic performance

The Austrian Airlines Group continued to expand its business volume in the financial year 2006 with an increase in traffic performance. With a total of 10,834,668 passengers carried (+7.1%), the Group hit a new record high, again exceeding the 10 million passenger mark. Around 84.0% of this total volume travelled on scheduled flights.

Passengers carried (000)


10,120
10,835
Total: +7.1%
Charter 1,804
1,739 Charter: –3.6%
9,096 Scheduled: +9.4%
Scheduled 8,316
2005
2006

Production and load factor both increase

As part of its Focus East strategy, the Austrian Airlines Group increased production capacity – as measured in available seat kilometers (ASK) – by 1.6% overall to 31,374 million in 2006. The load factor also rose slightly in the report period, with the passenger load factor on scheduled services improving by 0.2 percentage points to 74.0%.

Favourable traffic trend over year as a whole

Taken over the year as a whole, the traffic trend of the Austrian Airlines Group was significantly more positive than in the preceding year. Passenger numbers increased compared to the previous year in all four quarters, and the Group succeeded in managing its load factor relatively successfully with adjustments in production. As early as the first quarter of 2006 – when levels of demand are traditionally weak – the number of passengers carried was 13.7% up on the figure for the same period the previous year, while the passenger load factor on scheduled services rose significantly, registering an increase of 4.5 percentage points.

The Austrian Airlines Group increased its production capacity and flight availability in the second quarter of 2006 in line with the noticeably stronger demand. The number of passengers carried saw another highly encouraging increase, rising by 8.8% compared to the preceding year, while the passenger load factor on scheduled services , at 71.9%, held firm at the same level as the preceding year despite the expansion of production.

Reduction in long-haul capacity

In Q3 – the period of the financial year with the most buoyant demand – the number of passengers carried by the Austrian Airlines Group was 3.6% above the figure for the preceding year. The Group expanded its availability (ASK) by 7.3% in the short- and medium-haul segment in this period, marketing the increase successfully. At the same time as this was going on, however, frequencies were being reduced in the long-haul segment. Flight availability consequently fell by 2.7% compared to the preceding year on balance, with the load factor on long-haul scheduled services also falling by 2.0 percentage points.

Finally, in Q4, flight capacity was reduced compared to the previous year's volume to match the traditionally lower levels of demand seen in the winter season, although the sales trend remained encouraging. Compared to the preceding year, the number of passengers carried increased by 4.9%, while the passenger load factor on scheduled services remained broadly stable, falling by 0.2 percentage points.

Traffic statistics

		2006	2005	+/– %
Passengers carried		10,834,668	10,119,773	7.1
Block hours		347,414	332,314	4.5
Available seat kilometers (ASK)	(000)	31,373,758	30,886,813	1.6
RTK	(000)	3,047,575	2,965,547	2.8
ATK	(000)	4,230,180	4,152,069	1.9
Sector flights		167,292	159,692	4.8
Total tons		171,284	160,992	6.4

Segment classification remains unchanged

Scheduled services, charter and complementary services

According to IFRS, the business segments of the Austrian Airlines Group are allocated to the areas of scheduled services, charter and complementary services. The scheduled flights of the Group operate under the brands of Austrian, Austrian arrows and Slovak Airlines, while production in the charter flight segment is marketed under the "Lauda Air – the Austrian way to holidays" brand, and under the Slovak Airlines brand in the Slovakian region. Irrespective of the sales brand in question, production revenue in both the scheduled services and charter segments is generated by the two Austrian Production Companies of Austrian Airlines – created following the merger of the flight operations of Austrian and Lauda Air – by Austrian arrows (Tyrolean Airways) and by the Slovak Airlines Production Company in Slovakia (for scheduled services). Since the demand curves for scheduled and charter traffic are broadly complementary when considered on weekly and annual bases, such a structure allows for better management and optimised utilisation of the necessary capacities. This is particularly the case at weekends and during holiday periods.

Short and medium haul routes


Reykjavik
Oslo
Stockholm
Helsinki
St. Petersburg
Ekaterinburg
Gothenburg
Riga
Moscow
Copenhagen
Vilnius
Minsk
Dublin
Hamburg
Hanover
Berlin
Warsaw
London
Amsterdam
Brussels
Dusseldorf
Leipzig
Cologne/Bonn
Dresden
Kiev
Kharkov
Frankfurt
Nuremberg
Prague
Ostrava
Krakow
L'viv
Paris
Luxembourg
Stuttgart
Munich
Linz
Vienna
Bratislava
Kosice
Strasbourg
Altenrhein
Salzburg
Innsbruck
Graz
Klagenfurt
Budapest
Dnepropetrovsk
Donetsk
Chisinau
Rostov
Basel
Zurich
Geneva
Milan
Venice
Ljubljana
Zagreb
Pécs
Cluj
Iasi
Odessa
Timisoara
Sibiu
Lyon
Turin
Verona
Belgrade
Bucharest
Krasnodar
Nice
Bologna
Sarajevo
Split
Varna
Sofia
Florence
Dubrovnik
Podgorica
Pristina
Rome
Skopje
Barcelona
Istanbul
Tbilisi
Madrid
Tirana
Ohrid
Naples
Yerevan
Baku
Thessaloniki
Ankara
Palma de Mallorca
Ibiza
Corfu
Skiathos
Athen
Lisbon
Malaga
Catania
Zakynthos
Santorin
Dalaman
Antalya
Faro
Kos
Heraklion
Rhodos
Aleppo
Tehran
Malta
Chania
Karpathos
Larnaca
Beirut
Damascus
Tripoli
Tel Aviv
Amman
Funchal
Cairo
Hurghada
Sharm el Sheik
Lanzarote
Tenerife
Fuerteventura
Las Palmas
Luxor

Long haul routes


Vienna
Toronto
Washington
New York
Beijing
Teheran
Tokyo
Shanghai
Delhi
Kathmandu
Dubai
Mumbai/
Bombay
Bangkok
Kuala Lumpur
Singapore
Malé
Colombo
Sydney
Melbourne

The profits from the ordinary disposal of fixed assets – primarily aircraft – included in the operating revenue of the Austrian Airlines Group were allocated to the scheduled services and charter segments according to the ATK produced, and are reported there as other operating revenue. Exchange rate gains from the valuation of foreign currency liabilities as at the reporting date, were allocated in relation to operating revenue between the segments and reported as other operating revenue or other operating expenses respectively. Calculation of the result of each segment is based upon directly attributable costs and pro-rated fixed costs, the latter divided up in relation to revenues.

Scheduled services continue to be key segment

As the most important segment of the Austrian Airlines Group, scheduled services accounted for EUR 2,197.1m of revenue in the financial year 2006, exceeding the figure for the preceding year by EUR 198.7m (2005: EUR 1,998.4m). With an 84.7% share of revenue, scheduled services continue to comprise the core segment for the Austrian Airlines Group (2005: 83.5%).

Due to the restructuring of production, revenue in the charter segment, at EUR 261.7m, was slightly below the figure for the previous year (2005: EUR 262.1m). As a result, the charter segment share of total group revenue also reduced, by 0.9 percentage points, to 10.1%.

Revenue from the complementary services segment, which includes revenue from subsidiaries of the Austrian Airlines Group, handling for third parties at Vienna Airport and the leasing out of aircraft, improved slightly to EUR 134.4m (2005: EUR 132.4m). This segment's share of overall Group revenue decreased slightly to 5.2% (2005: 5.5%).

Revenue per segment


84.7% Scheduled
5.2% Complimentary services
10.1% Charter

Scheduled services segment

Positive trend in scheduled business

The scheduled services segment covers all the scheduled traffic of the Austrian Airlines Group, and includes any additional services performed in the course of scheduled traffic (cargo, mail, excess baggage, etc.). Within the scope of Focus East, the strategic geographical regions in the Austrian Airlines Group network are Central and Eastern Europe, the Middle East/Levant and Asia.

The scheduled services segment once again saw extremely encouraging increases in the financial year 2006. The key reason for this was a significant increase in business on medium-haul routes, which more than compensated for the reduction in long-haul capacity. Overall the Group increased available seat kilometers on scheduled services by 5.3% in the report period, while demand (revenue passenger kilometers) rose at the disproportionately high rate of 5.6%. As a result, the load factor on scheduled services increased marginally, by 0.2 percentage points, to reach 74.0% for the year as a whole. Passenger volume grew by 9.4% to 9,095,752.

Scheduled traffic statistics		2006	2005	+/- %
Passengers carried		9,095,752	8,316,128	9.4
Block hours		306,744	287,011	6.9
Revenue passenger kilometers	(000)	19,959,073	18,902,885	5.6
Available seat kilometers	(000)	26,955,512	25,604,816	5.3
Passenger load factor	%	74.0	73.8	0.2P
RTK	(000)	2,715,039	2,563,184	5.9
ATK	(000)	3,751,437	3,554,160	5.6
Overall load factor	%	72.4	72.1	0.3P
Freight tons		158,165	147,789	7.0
Post tons		12,518	11,261	11.2
Total tons		170,683	159,050	7.3

Transfer traffic at Vienna hub

The Austrian Airlines Group significantly increased the route network departing from the Vienna hub in the report period. Primarily through its implementation of a new system for optimising the management of traffic flows, the Group succeeded in generating a greater increase in the number of local passengers than of transfer passengers. The share of total scheduled passenger volume of the Group attributable to transfer traffic over the year as a whole remained stable, however, at around 60%.

Concentration on secondary markets

To increase streams of transfer traffic, the Austrian Airlines Group now concentrates more strongly on secondary market destinations with medium-sized passenger volumes for which levels of competition are less intensive. The Group's specialist role in this field enables it to develop its position in this highly attractive market segment especially effectively, and additional connecting flights were provided in secondary market destinations in summer 2006 as a result. Routes of this type now account for approximately 58% of transfer volume, followed by long-haul connections, which contribute around a quarter of transfer volume. Primary traffic, for which competition is more intensive, only accounts for some 16% of the total.

Expansion of specialist role in CEE and Middle East/Levant

New destinations, higher frequencies

As part of the Focus East strategy, the Austrian Airlines Group continued to expand its range of connections into Central and Eastern Europe during the report period. New destinations incorporated into the route network in 2006 included Iasi, Yekaterinburg, Donetsk and Ostrava (in cooperation with Jobair) and Nis (in cooperation with JAT). Flights to Sibiu, which has been served by partner carrier Tarom to date, are now operated directly by the Austrian Airlines Group. With its new destinations of Iasi and Sibiu, the Group once again assumed a pioneering "first mover" role in the Central and Eastern European region. In addition to incorporating new destinations into the network, the company continued to expand availability on its existing connections, increasing the number of flights on the Moscow route and availability to a range of other cities including the Ukrainian regional centres of Kharkov, Kiev and L'viv. By restarting own flights to Odessa, the Group expanded its availability to Ukraine. The Hungarian town of Pecs was also incorporated into the flight schedule in the report period, but has since ceased operations due to an insufficient load factor result.

The Austrian Airlines Group also reaffirmed its position as a first mover in the Middle East in 2006. The company became the first western carrier to serve the city of Erbil in Iraq, operating twice-weekly flights since 11 December 2006. The Group also expanded its product in this geographical segment on the routes to Tel Aviv, Dubai and Larnaca. In contrast, the Group discontinued its own flights to Beirut and Amman.

The Group also sought to achieve balanced availability of destinations in Western and Eastern Europe in 2006. In light of the stable level of demand, the Group reinforced its presence in Scandinavia in particular in the report period, both with a higher number of connecting flights and by using larger aircraft. The destination of Copenhagen was expanded particularly assertively with one additional connection taking the total to four flights a day. In Southern Europe, the Group increased its connections to Barcelona and Athens.

Redimensioning long-haul

Conversely, the Austrian Airlines Group launched a redimensioning of its long-haul business in the financial year 2006. As a result, the low-revenue destinations of Shanghai, Phuket, Mauritius and Kathmandu and Australian routes of Sydney and Melbourne will cease operating in 2007. In contrast, the Group's route network to North America will expand in the course of the reorientation, and the destination of Chicago will be newly incorporated into the schedule. As well as cutting loss-making connections, the redimensioning of the long-haul segment allows for more rapid harmonisation of the long-haul fleet using the aircraft types Boeing 777 and Boeing 767.

Revenue by geographical segment, scheduled services


12.0% Germany
5.2% Scandinavia[1]
10.8% Other Western Europe[2]
3.6% Switzerland
2.9% Austria
9.0% Southern and South-Eastern Europe[3]
8.9% North America
11.9% Central Europe[4]
7.0% Middle East[5]
28.5% Asia and Oceania[7]
0.2% Africa[6]

1 Including Denmark.
2 Belgium, England, France, Ireland and the Netherlands.
3 Albania, Bosnia-Herzegovina, Greece, Italy, Yugoslavia, Croatia, Malta, Macedonia, Portugal, Serbia-Montenegro, Slovenia and Spain.
4 Bulgaria, Estonia, Latvia, Lithuania, Moldavia, Poland, Romania, Russia, Slovakia, Czech Republic, Ukraine and Hungary.
5 Including Cyprus, Libya, Turkey and Israel.
6 Excluding Libya.
7 Including Armenia, Azerbaijan, Georgia and Uzbekistan.

Revenue from scheduled flights increased

In an effort to realise sales and network synergies, the Austrian Airlines Group integrated responsibility for management of its long-haul charter traffic (with the exception of the Caribbean) into the scheduled segment at the beginning of the winter schedule 2005/06. This change in classification produced shifts in production from the charter to the scheduled services segment, which had a correspondent effect on revenue distribution.

Revenue from scheduled flights: +9.9%

The Austrian Airlines Group increased total revenue from the scheduled services segment by 9.9% in 2006. In terms of revenue volume, Asia and Oceania are the most important geographical segments, followed by Germany, Western Europe and Central Europe. Looking at the revenue trends, the various geographical segments developed unevenly due to the differing market conditions. Revenues in the geographical segments of Scandinavia and North America increased at an above-average rate. By contrast, revenue from traffic to Germany and Western Europe decreased. The strategic focus markets of Central and Eastern Europe, the Middle East and Asia, as defined within "Focus East", are showing the highest rates of growth. Central Europe, for instance, has grown to generate approximately 12% of revenue from scheduled services since the strategy was first adopted.

Freight growth trend continues

Whilst transport services provided by the international airline industry tended to stagnate due to high fuel prices and a partial migration towards cheaper sea transportation, the Austrian Airlines Group was again able to significantly outperform competitor airlines, achieving volume growth of around 6.4% in 2006 (freight and post tons).

Freight trend (tons)


139,484
+7.3%
149,694
+6.1%
158,765
2004
2005
2006
Freight tons
10,210
+10.7%
11,298
+10.8%
12,519
2004
2005
2006
Post tons
149,694
+7.5%
160,992
+6.4%
171,284
2004
2005
2006
Total tons

Overall, the freight revenue of the Austrian Airlines Group rose by 6.3% to EUR 161.5m in the report period. In this area, too, the company was able in part to pass on the steep increases in the cost of aircraft fuel to end-customers by imposing fuel surcharges.

Expansion in cargo business

In line with scheduled services, the cargo segment will continue to expand into the markets of Central and Eastern Europe and the Middle East. This should be primarily through cooperation in the freight-only segment and expansion of the road feeder service – combined cargo traffic comprising air cargo and road-based transport.

Cargo: cooperation intensifies

The Group's cargo-only routes between Vienna and Kiev operated in cooperation with Ukraine International Airlines were increased by one flight to five frequencies a week in the report period, reinforcing the Group's claim to be the leading network carrier to and from Central and Eastern Europe. To meet rising demand for cargo transportation to and from the Middle East and the Persian Gulf region, Austrian Airlines concluded a cooperation agreement with Emirates for the Vienna-Dubai route in 2006. Under the agreement, Austrian Cargo will use fixed capacities on the freight-only flights of Emirates. Other cargo-specific cooperation agreements are planned for 2007, primarily in the Asian geographical segment.

Products become more firmly anchored in market

The Austrian Airlines Group succeeded in increasing volume in "priority", its premium product, by a further 44% in 2006. This means that 8% of all cargo transported by the Group now falls under the priority product category.

Due not only to the high quality standards but also to continued improvements in the logistics chain, the Austrian Airlines Group succeeded in expanding its "medical" product in the report period. One crucial feature is the use of temperature-controlled ground transport, on what are referred to as road feeder services. These are particularly attractive for the transportation of vaccines.

Cargo quality: a major international player

Austrian Cargo was also able to establish itself as a leading international player in terms of the quality of its products in 2006. The globally active "Cargo 2000" quality panel regularly assesses the standards offered throughout the industry. Austrian Cargo achieved an excellent second place in the Europe category.

Scheduled services

Business performance (EURm)	2006	2005	+/- %
External revenue	2,197.1	1,998.4	9.9
Other income	58.8	77.7	-24.3
Operating revenue	2,367.2	2,182.3	8.5
Operating expenses	2,450.1	2,272.1	7.8
EBITDAR	240.8	254.9	-5.5
Result from operating activities (EBIT)	-82.9	-89.8	7.7
Total assets	2,695.6	2,575.1	4.7
Debt	1,955.5	2,079.8	-6.0
Segment investments	120.4	134.4	-10.4

The EBIT of the scheduled segment improved from EUR −89.8m in the preceding year to EUR −82.9m in the report period. This improvement compared to the previous year is primarily due to the increase in flight revenue and above-average increase in yields compared to unit costs. The result for the report period was strained by extraordinary effects, however, overwhelmingly resulting from the restructuring and associated personnel reserves. External influences, including high kerosene costs, also played a negative role.

Charter segment

In the charter segment, the holiday flight activities of the Austrian Airlines Group are marketed to the public under the "Lauda Air – the Austrian way to holidays" brand. Just as in the scheduled services segment, the aircraft capacities of all the production companies of the Austrian Airlines Group are used in the charter segment.

426 different Charter destinations

Against the background of the consolidation of charter availability and the transfer of a number of destinations from the long-haul charter to scheduled services segment, the Austrian Airlines Group reduced production (ASK) in the charter segment in the 2006 report period. Overall, the Group operated 426 different routes in the charter segment in the past year, with available seat kilometer volume falling by 16.4% to 4,418m. The Group was again able to market this increased production effectively in 2006. The number of passengers carried on charter services fell at a slower rate than the reduction in availability, decreasing by 3.6% to 1,738,916, with the passenger load factor improving to 77.2%.

Charter traffic statistics		2006	2005	+/- %
Passengers carried		1,738,916	1,803,645	-3.6
Block hours		40,670	45,303	-10.2
Available seat kilometers	(000)	4,418,246	5,281,997	-16.4
RTK	(000)	332,536	402,364	-17.4
ATK	(000)	478,743	597,908	-19.9

The most important sales channels for the Group's charter product continue to be the major tour operators of Gulet Touristik/TUI, TCA, Delphin, Rewe Touristik, Reiseladen and Inghams.

As the low-cost airlines enter the tourist market in greater numbers, demand in the charter segment continues to shift from the sale of seats to chains and one-off charters towards single seat sales. This demands not only that airlines employ more flexible planning, but also that they simultaneously market a larger proportion of aircraft seats at their own risk. The Austrian Airlines Group is reacting to this by expanding its routes to selected charter destinations in Southern and Western Europe using single seat sales in an effort to optimise revenue.

Revenue by geographical segment


23.8% Middle East[5]
2.3% Central Europe[4]
0.2% Africa[6]
1.8% Asia and Oceania[7]
5.7% North America
1.0% Austria, Germany, Switzerland and Scandinavia[1]
6.3% Other Western Europe[2]
58.9% Southern- and South-Eastern Europe[3]

1 Including Denmark.
2 Belgium, England, France, Ireland and the Netherlands.
3 Albania, Bosnia-Herzegovina, Greece, Italy, Yugoslavia, Croatia, Malta, Macedonia, Portugal, Serbia-Montenegro, Slovenia and Spain.
4 Bulgaria, Estonia, Latvia, Lithuania, Moldavia, Poland, Romania, Russia, Slovakia, Czech Republic, Ukraine and Hungary.
5 Including Cyprus, Libya, Turkey and Israel.
6 Excluding Libya.
7 Including Armenia, Azerbaijan, Georgia and Uzbekistan.

Revenue in the charter segment fell slightly in the report period, by 0.2% to EUR 261.7m. Demand in the charter segment overall remained stable, however, despite challenging market conditions.

Charter revenue: −0.2%

The Group carried approximately the same number of passengers in medium-haul in 2006 as in the preceding year. The most important destinations were Greece, Spain, Turkey, Egypt and Portugal. In the long-haul segment, by contrast, the number of passengers carried fell by around 62%. The main reason for this was the transfer of destinations into the scheduled segment described above. Popular holiday destinations such as Cuba and Mexico continued to be served over the winter, however.

Charter services

Business performance (EURm)	**2006**	**2005**	**+/− %**
External revenue	261.7	262.1	−0.2
Other income	7.0	10.5	−33.3
Operating revenue	272.2	274.9	−1.0
Operating expenses	282.8	289.9	−2.4
EBITDAR	30.5	41.8	−27.0
Result from operating activities (EBIT)	−10.6	−15.0	29.3
Total assets	8.8	36.5	−75.9
Debt	4.6	2.1	–
Segment investments	0.1	0.1	–

In line with the ongoing active adjustment of flight availability to match demand, operating revenue in the charter segment fell to EUR 272.2m, 1.0% down on the preceding year. EBIT in the segment improved, however, from EUR –15.0m to EUR –10.6m.

Complementary services segment

Results of subsidiaries

In addition to its airlines, the Austrian Airlines Group includes numerous companies providing pre-flight and post-flight services in the field of transport and tourism, as well as financial and insurance service companies. As well as promoting the core activities of the Group, these enterprises perform air traffic-related services for cooperation partners and non-Group companies in the aviation and tourism industries. The complementary services segment includes the results of these subsidiaries of the Austrian Airlines Group. The segment also covers third-party passenger handling at Vienna Airport, aircraft leasing and a range of other services.

Complementary services

Business performance (EURm)	2006	2005	+/– %
External revenue	134.4	132.4	1.5
Other income	3.8	4.7	–19.1
Operating revenue	300.6	261.1	15.1
Operating expenses	296.1	256.3	15.5
EBITDAR	5.9	6.8	–13.2
Result from operating activities (EBIT)	4.5	4.8	–6.3
Total assets	1,358.2	1,111.4	22.2
Debt	1,009.7	986.1	2.4
Segment investments	74.2	158.9	–53.3

In handling business, the Group handled around 60% of all passengers departing from Vienna Airport in 2006, generating revenue of around EUR 11.6m through third-party handling across the Group as a whole. While Air Malta and Syrian Arab Airlines ceased to be Austrian clients, new handling contracts were concluded with Air Moldova and Montenegro Airlines. At the same time, the company reported successive increases in yields from existing handling clients. Through more efficient use of ground staff and additional margin contributions from third-party handling, the Group was also able to optimise its internal cost structures. This underlines the continuing importance of handling business to the Austrian Airlines Group.

EBIT from complementary services: EUR 4.5m

Due to the higher revenue from aircraft leasing of the complementary services segment, operating revenue improved by 15.1% to EUR 300.6m in the report period. By contrast, the percentage of the total operating revenue of the Austrian Airlines Group generated by this segment, at 5.2%, fell slightly compared to the previous year (2005: 5.5%). The EBIT of the Group in this segment fell by 6.3% to EUR 4.5m.

Outlook

The Austrian Airlines Group will continue to consistently implement its programme of strategic measures in 2007. The most important focuses are the redimensioning of the long-haul segment, continued harmonisation of the fleet, expansion of the range of routes and frequencies in Central and Eastern Europe and strict cost discipline. The injection of funds from the capital increase has significantly reinforced the offensive ability of the Group to implement these measures. Although redimensioning the company's long-haul services will produce a fall in production (ASK), this will be offset by anticipated growth in the short- and medium-haul segment but only total around 15%.

Challenging environment set to continue

Economic forecasters once again predict slight growth in the global economic trend for 2007. Rates of growth in Austria are forecast to be somewhat above the European average, although they will once again be outperformed by the economies of Eastern Europe. With estimated growth perspectives for the strategic focus markets of the Austrian Airlines Group still strongly positive – in Central and Eastern Europe, Asia and the Middle East – the demand trend for flights in these regions is expected to remain dynamic.

Levels of competition in the European aviation sector are forecast to continue rising in the coming years, causing markets to further consolidate in the medium term. This is due primarily to overcapacity in specific European markets. Low-cost carriers will also continue to expand their product range based on existing orders, meanwhile. Experience has also shown that the airline industry reacts sensitively to crises triggered by external political conditions.

Oil price to remain high

The most decisive external cost factor for the Austrian Airlines Group is the future oil price trend. Against the backdrop of the record oil price highs seen again in 2006, and despite the price fall in the final quarter of 2006, the Group is basing its overall assumptions for 2007 on the price of kerosene remaining high throughout the coming financial year.

Wide-ranging strategic measures

The primary objective of the package of strategic measures launched in the 2006 financial year is to produce an improvement in the financial baseline for coming years despite a high oil price. The concept includes a series of measures to increase revenue, alongside others designed to reduce costs.

Backed up by the proceeds of its recent capital increase, the Austrian Airlines Group has substantially reinforced its ability to dynamically expand its leading position in Eastern Europe and make planned invest-

Clear increase in offensive strength

ments in quality, market position and Group optimisation. On the costs side, as well as a cut in unprofitable long-haul destinations, the programme includes the utilisation of other positive effects from the ongoing redimensioning of the fleet. As an additional cost-reduction measure, the Austrian Airlines Group is seeking to centralise its purchasing, which has been organised on a decentralised basis to date.

Fall in production in 2007 due to reduction in long-haul

The initial effects of the redimensioning of the long-haul segment and the resultant acceleration in fleet harmonisation should become noticeable in 2007. While long-haul production falls, continued forced growth is expected in the short- and medium-haul segment. The Austrian Airlines Group is basing its calculations for 2007 overall on levels of demand remaining solid. Total production measured in available seat kilometers (ASK) will only fall by around 15% due to the growth forecast on medium-haul routes. The Group is also working on the basis of continued high fuel prices for 2007. With the support of the proceeds from its recent capital increase, the Austrian Airlines Group is examining its options regarding implementation of a small-scale, rolling hedging strategy in this area.

Reorientation of long-haul destinations

New Destination Chicago

In the long-haul segment, the Austrian Airlines Group is now concentrating specifically on profitable niche markets. The company is focusing on routes with high point-to-point potential and high transfer volume. The product range in North America is being expanded with the introduction of the new destination of Chicago, with frequencies to New York being increased simultaneously. Destinations in Australia, Shanghai, Phuket, Mauritius, Colombo/Malé and Kathmandu are to be taken out of the programme due to their negative results. The Austrian Airlines Group will also build on the successful Focus East specialisation programme in 2007 by continuing with the targeted expansion of its short- and medium-haul route network. Special emphasis will be laid on the optimisation of connections to strategically important secondary markets. Alongside its planned incorporation of scheduled connections to Burgas in Bulgaria and a sixth destination in the Russian Federation, the Group will open up more secondary markets over the 2007 summer schedule, underlining its role as a pan-European market leader in the Central and Eastern European region. At the same time as new destinations are added, frequencies on existing routes are being increased.

Fleet redimensioning

A Boeing 777-200 is to be integrated into the fleet in 2007 to replace the long-haul Airbus A340-200 aircraft sold. In the second half-year of 2007, the Group will also lease out two Airbus A340-300 to Swiss long-term as part of the redimensioning of long-haul. Four Airbus A330-200 will be removed from production at the end of Q1 2007. Afterwards the Austrian Airlines Group intends to dispose of these aircraft, three of which are currently owned by the Group and one of which has been leased out.

Harmonisation in long-haul

In the short- and medium-haul segment, the Group is planning to bring into service the final two of 15 Fokker 100 aircraft acquired at a highly competitive purchase price. An aircraft by the type Canadair RJ 100 will also be disposed off. At the same time, the Group is looking into the possibility of harmonising its medium-haul fleet around a single aircraft type. The essential criteria that remain to be clarified in reaching a decision over this project are the economic and strategic framework conditions. The redimensioning of the long-haul product range that became necessary in the report period will require targeted reductions in personnel numbers across the company in 2007. A plan featuring generous redundancy offers is being worked out together with staff representatives to ensure these cutbacks are as socially tolerable as possible. The Group intends to provide as effective a social cushion as possible for employees whose personal lives have been impacted by the changes in any way.

New advertising line

In an effort to create lasting differentiation in the hard-fought market for aviation services, the Austrian Airlines Group will highlight its corporate image and focus products more strongly as core advertising messages from 2007 onwards. The new advertising line will be designed to emphasise the international positioning of the Austrian Airlines Group as a specialist in services to the east and as a quality airline, so providing targeted support for sales and marketing activities.

Reinforcement of family brand

In line with the Austrian family brand strategy, the Austrian Airlines Group is streamlining its brand portfolio. In so doing, it is strengthening its brand presence and simultaneously using Group synergies. Most importantly, the Lauda Air brand will be brought closer to the Austrian family brand, and its Group identity emphasised more strongly with the tag, "The Austrian way to holidays". This harmonised presence is also to become increasingly visible through the uniforms worn. From summer 2007 onwards, Lauda Air and Austrian arrows will also appear in the distinctive "Austrian red". In future the outfit will only differ through accessories, to be defined by the brands and fields of business being represented.

Transfer of Group headquarters

New Headquarter at the airport

In an effort to design its internal processes to be more efficient and cost-effective, the Austrian Airlines Group will soon transfer its headquarters to a new centre currently under construction at the Office Park site near Vienna Schwechat Airport. This greater concentration of the Group's functional divisions on a single site is also intended to improve operational performance. Construction of the building is now underway, with completion and the move scheduled to take place in Q3 2007.

Significant events after 31 December 2006

The company TVW Travel Value Wien Betriebs GmbH & Co KG was sold, in accordance with an earlier agreement, on 1 January 2007. Due to the scope of its business activities this company did not form part of the core business of the Group.

Due to the unsatisfactory capital situation at Slovak Airlines and the failure of its co-owner to meet contractual obligations, it has not so far been possible to restructure this subsidiary. As a result, Slovak Airlines has begun looking into the legal steps now necessary. The Austrian Airlines Group has taken the appropriate preventative measures in the balance sheet due to the situation and fetched back two at Slovak Airlines leased aircrafts to secure company property.

One Boeing 777 was delivered to the Austrian Airlines Group and incorporated into its long-haul fleet in January 2007.

With regard to the reduction in personnel necessitated by the redimensioning of the long-haul segment, management also succeeded in reaching agreement with staff representatives over the content of one-off severance payments under the collective agreement and the social plan for commercial/technical employees at the beginning of February.

Details of significant events after 31 December 2006 are also provided in Note 44.

The best choice in the short run and over the long haul: the Austrian Airlines fleet.

Thanks to their state-of-the-art fleet, Austrian Airlines can offer a highly efficient and reliable service on all routes.
Our excellent maintenance team will ensure that it stays that way.



Human Resources

Even at a time of major economic challenges, the Austrian Airlines Group aims to offer its employees attractive working conditions and an equitable participation in the commercial success of the company. The extensive range of training and further training offered by the company is evidence of this, as is its concern for the health and motivation of employees. The Austrian Airlines Group ensures that any redimensioning of employee numbers that is necessary is as socially tolerable as possible, and that it takes place by agreement with staff representatives. Despite the current restrictive personnel policy, the number of people employed by the Group rose marginally in the report period as a result of production.

2006 was a demanding year for the employees of the Austrian Airlines Group. The successfully completed capital increase and a number of different restructuring exercises in particular offered challenges in the past year. Thanks to the exemplary commitment of its loyal and motivated employees, however, the Austrian Airlines Group succeeded in maintaining and continued to build upon its excellent reputation and strong market position, even under the testing circumstances of the financial year 2006. The Board of Management would like to take this opportunity to express its gratitude to its team and all employees at the Group for the high level of commitment to work they have shown throughout the year.

Employee trend in 2006

Slight production-related increase

In order to take the commercial situation of the company into account, the Austrian Airlines Group continued to observe its restrictive employment policy throughout the financial year 2006. Despite this, the total number of people employed by the Group increased over the report period to 8,582 (+1.3%). At the end of the year, 8,421 people (2005: 8,434) were employed at the Group.

This marginal growth in personnel was almost exclusively concentrated on those divisions directly driven by production. Due to expansion in the regional segment, for instance, employee numbers at the Tyrolean Airways Production Company increased substantially (+7.6%). The growth in personnel in the production-driven divisions of the Group is below the level of production growth as measured in seat kilometers (ASK) of 1.6%, however.

Optimisation in administrative divisions

Above all, this increase in efficiency was achieved through the Group's restrictive employment policy. There was no specific build-up in staff numbers during the report period; new positions were only filled selectively to guarantee ongoing operations. Despite the minimal growth in numbers of personnel, the Austrian Airlines Group adopted targeted measures throughout the Group in an effort to optimise the work burden of employees.

Programmes of specific measures also enabled the company to continue to increase its administrative efficiency. The number of flight attendants increased by 2.5% as a result of the increase in flight availability. The number of pilots employed increased slightly, by 0.3%.

Employees[1]	2006	2005	+/- abs.	+/- %
Austrian Airlines[2]	6,849	6,848	1	-
Tyrolean Airways	1,458	1,355	103	7.6
Slovak Airlines[3]	147	152	-5	-3.3
Other Group employees	128	113	15	-13.3
Austrian Airlines Group	8,582	8,468	114	1.3

1 Annual average on full-time basis, including employees in training and similar
2 Including Lauda Air
3 Including Technique Bratislava

Number of employees by division[1]	2006	2005	+/- abs.	+/- %
Marketing, Sales, Administration	2,012	2,010	3	0.1
Technical Services	1,361	1,333	28	2.1
Ground Services	1,088	1,070	18	1.7
Cargo	226	215	11	5.1
Flight Attendants	2,354	2,296	57	2.5
Pilots	1,200	1,197	4	0.3
Flight Operations Support[2]	341	348	-7	-2.0
Total	**8.582**	**8.468**	**114**	**1.3**

1 Average on full-time basis, including employees in training and similar
2 Including off duty cases, trainee flight attendants

Reduction in employees due to redimensioning of long-haul routes

Social plan for employees affected

The redimensioning of the long-haul product range that became necessary in the report period also requires a targeted reduction in the number of employees across all divisions of the company. In order to make this process as socially tolerable as possible, a social plan featuring generous redundancy offers is currently being worked out for employees impacted directly by the reduction.

Amongst pilots, any redundancies necessary in the direct production division will take place in accordance with current figures and by mutual agreement. In addition to this, a special package of measures has been put together for this target group ensuring that almost all structure-related personnel adjustments are possible without the need for redundancies. For flight attendants, as well as offering to dissolve employment relationships by mutual agreement, the Austrian Airlines Group is looking at all available outsourcing measures such as new part-time models and reductions based on fluctuation. The Group has also made the greatest possible efforts to maintain a sense of social perspective in handling the reductions in personnel necessitated by the redimensioning of the commercial-technical field.

Just as the optimum implementation of planned personnel measures is an important issue to the Austrian Airlines Group, so is designing unavoidable redundancies to be socially tolerable with the active involvement of staff representatives. The Group offers measures on outplacement and uses targeted cooperation with other high-value companies in an ongoing effort to transfer employees into similar positions elsewhere.

Involvement of staff representatives

Performance-related system of remuneration

The Austrian Airlines Group offers employees a system of performance-related remuneration. Through a range of incentive models and, amongst managerial staff, variable salary components, employees are specifically rewarded for strong performance and above-average levels of commitment. A Stock Option Programme is also in place for members of the Board of Management, divisional managers, managing directors and executives of some subsidiaries. Details of the Stock Option Programme are contained in Note 41.

Performance rewarded

From the financial year 2007 onwards, the Austrian Airlines Group also aims to introduce performance-oriented pay across-the-board at employee level through the variabilisation of its salary system. The appropriate model is currently beeing worked out. Subject to the precondition that implementation of the new model proves possible under the collective agreement, employees should in future have the opportunity to participate in the success of the company according to their level of performance by means of directly target-related, variable salary components. A system of employee participation is also planned: in future, employees will be able to convert part of the variable remuneration for the tax-deductible acquisition of shares.

Employee development and further training

Despite the challenging economic conditions, development and further training of employees continued to provide an important focus for the Austrian Airlines Group in 2006. To complement the expansion of the Group-wide Focus East strategy, the company maintained its emphasis on special courses revolving around the Central and Eastern European region, as well as targeted language courses and intercultural training sessions. In addition to specialised training courses, the Austrian Airlines Group offers its employees a wide range of seminars not directly related to their everyday activities. Coaching for employees and management, internal presentations at divisional level and support for individual departments in the form of workshops complete the extensive range of training and further training provided by the Group.

New focus: health provision

The Austrian Airlines Group is also setting new standards for employees in the area of provision for physical and mental health. Stress management, achieving a positive work/life balance and dissociation from conflict are just some of numerous examples of this. Another highlight is the "feel fit" fitness programme worked out by the Austrian Airlines Sports Club, which contributes to improving physical health not only with a fitness check but also through participation in an active fitness programme supervised by a personal coach.

In the Technical Services Division, the Group continued the successfully introduced cultural process in the report period. By incorporating the basic values and attitudes of all employees, the object of the process is to define a role model for Austrian Technical Services, enabling staff to broadly live that model.

Group-wide ideas management

In an effort to support and make more effective use of the potential of its employees' experience, the Austrian Airlines Group introduced a new form of ideas management at the end of 2005. This process allows each employee to contribute new ideas, which are evaluated according to objective criteria for their feasibility and potential for reducing costs or increasing revenue. An "employee platform" (commission) consisting of twelve members and a "facilitator" from the Human Resources Department then functions as a jury. The job of the platform is to appraise, discuss and debate the ideas in order to develop the initial stages of solutions. All ideas are treated with equal weight. Subsequently the suggested solutions generated in this way are presented to the Board of Management. A total of 58 ideas were contributed in the report period. A management jury will evaluate the ideas from now on and work to implement them accurately within the bounds of the line function. A further expansion of the ideas management programme is planned for 2007. Particularly strong suggestions are to be rewarded with cash and goods in future, and publicised internally as a result.

Further expansion planned

Comprehensive employee information

Broad media mix

The Austrian Airlines Group is also concerned that its employees should always be in possession of the most up-to-date, transparent information available. This is particularly the case during economically turbulent periods. The key elements of the Group's internal information work include regular newsletters, the employee newspaper compass, which is published ten times a year, and a broad choice of online products on the Group-wide intranet. The high quality of the one-intra.net internal information system was confirmed when it received the IT industry's "Silver Feather" award in 2005. 2006 also saw the Group's internal communications prove their outstanding quality in the annual FEIEA (Federation of European Industrial Editors Association) rankings. The department won 1st Place for its intranet presence and 2nd Place for the employee newspaper.

Fleet

Reduce the range of aircraft brands and types, and provide the option to react flexibly to fluctuations in demand: the most important focal points of the fleet management of the Austrian Airlines Group. In the last five years, by selling aircraft and converting existing orders, the company has managed to significantly harmonise its fleet. Within the bounds set by the restrictive investment programme of the Austrian Airlines Group, 2006 saw two new aircraft incorporated into the fleet, with two other short-haul aircraft, Fokker 100, also brought into service. Four aircraft were sold in 2006 in total, with one other leased out temporarily. The report period saw the high quality and safety standards of the Austrian Airlines Group confirmed once again when the company passed an IOSA audit.

The strategic fleet management of the Austrian Airlines Group is primarily designed to achieve proactive management of the key commercial risks involved in the aviation industry. To this end in particular, a cost-efficient and homogenous fleet structure needs to be created that can offer the flexibility necessary to smoothly harmonise capacity with demand, even following sharp fluctuations in that demand. The number of different aircraft brands ('fleet families') and types used in the fleet is one of the most important cost factors for acquisition, operation and maintenance. Concentrating on a small number of families and types enables an airline not only to generate substantial benefits at an operational level but also to increase cost-efficiency and flexibility.

Restrictive investment programme

The fundamental principle of Austrian Airlines Group fleet policy is the development of demand-based capacity in accordance with the forecast market trend. In light of the current conditions, the Group continues to pursue an extremely restrictive policy over the acquisition of new aircraft. Any capacity no longer needed is leased or sold wherever possible.

Two new acquisitions

Two new aircraft were added to the Austrian Airlines Group fleet in the report period, delivery of which was already covered by longstanding orders. In concrete terms, these were an Airbus A319 and a Boeing 737-800. The Austrian Airlines Group spent a total of EUR 154.7 million on purchasing aircraft, reserve engines and rotables and on modifications in the financial year 2006.

Reduction to eight fleet families

In the years between 2001 and 2006, the Austrian Airlines Group succeeded in reducing the composition of its fleet from eleven fleet families with 22 different aircraft types to eight families with 16 different types. This reduction in the range of types was achieved by the targeted conversion of existing orders, selective sale of aircraft with a limited connection to the rest of the fleet and long-term lease-out of sections of the fleet no longer required.

Fleet structure of the Austrian Airlines Group

Short-haul		Medium-haul		Long-haul		Charter	
Dash 8	22	Airbus A319	7	Airbus A330	4	Airbus A320	2
Canadair RJ	14	Airbus A320	6	Airbus A340	2	Boeing 737	7
Fokker 70	9	Airbus A321	6	Boeing 767	6		
Fokker 100	13	Boeing 737	4	Boeing 777	3		
Total Short-haul	**58**	**Total Medium-haul**	**23**	**Total Long-haul**	**15**	**Total Charter**	**9**

Successful harmonisation in long-haul segment

Sale of two A340-200

The Austrian Airlines Group took another important step towards harmonising its long-haul fleet in 2006 with the sale of its two Airbus A340-200 type jets. Neither aircraft was well suited to the existing A340 fleet of the Group due to their low seating capacity and limited cost-effectiveness. Both aircraft were transferred to their new owners in 2006 following sales modification work. To offset this sale, a Boeing 777-200ER ordered in September 2005 was delivered at the beginning of 2007 and has been incorporated into the existing Boeing 777 fleet. Due to the greater revenue potential and significantly lower seating costs of the new aircraft, the change is expected to produce a marked improvement in long-haul production costs.

The Group has chosen 2007 to sell the remainder of its long-haul Airbus fleet, with two A340-300 to be leased out long-term to Star Alliance partner Swiss in the second half-year. The Group's four remaining Airbus A330-200 long-haul aircraft will also be removed from service with the fleet. The Austrian Airlines Group expects to return one of the aircraft to the lessor at the beginning of 2008.

Following these changes, the fleet will grow only marginally in the current planning period, to 2010, and then only in the short- and medium-haul segment. No firm orders were placed for aircraft in the report period, as current routes can be satisfactorily covered with existing capacity.

Further optimisation in short- and medium-haul segment

In recent years, the Austrian Airlines Group has acquired a total of 15 value-for-money medium-haul jets of the Fokker 100 type, which had previously been in service with American Airlines. Six Fokker 100 entered service with the Group fleet in 2004, with a further five units following in the financial year 2005 and two more in 2006. The final two aircraft are to be converted in 2007 and transferred to production with the Austrian Airlines Group. The Fokker 100 can be operated in a single fleet family with the Fokker 70, which already features in the fleet. The Fokker 100 is distinguished by its state-of-the-art technology and high level of passenger comfort.

New Airbus A319

The Austrian Airlines Group began operating its seventh medium-haul aircraft of the type Airbus A319 in the report period, having taken over its first six aircraft of this type in the preceding two years. Since the A319 belongs to the A320 fleet family, all the models can be flown by a single corps of pilots.

Aus der Flotte ausgeschieden und verkauft wurden im Jahr 2006 zwei Kurzstreckenflugzeuge des Typs Canadai RJ-100. Für 2007 ist die Abgabe des letzten Kurzstreckenjets dieses Subtyps geplant.

Two short-haul aircraft of the type Canadair RJ-100 were removed from service with the Austrian Airlines Group fleet and sold in 2006. The company intends to dispose of its final short-haul jet of this sub-type in 2007.

New Boeing 737 to enter charter service

The Boeing 737-800 that also entered service in the report period will primarily be used to provide charter services.

Medium-term fleet development[1]

Scheduled fleet	2006	Owned outright	Finance lease	Operating lease	2007	2008	2009	2010
Dash-8	22	21	1	–	22	22	23	23
Canadair RJ	14	10	4	–	13	13	13	13
Fokker 70	9	9	–	–	9	9	9	9
Fokker 100	13	13	–	–	15	15	15	15
A319	7	–	7	–	7	7	7	7
A320	6	–	6	–	6	6	6	6
A321	6	3	3	–	6	6	6	6
B737	4	1	3	–	4	4	4	4
Short- and medium-haul	**81**	**57**	**24**	**–**	**82**	**82**	**83**	**83**
B767	6	1	3	2	6	6	6	6
A330	4	3	–	1	–	–	–	–
A340	2	–	2	–	–	–	–	–
B777	3	–	3	–	4	4	4	4
Long-haul	**15**	**4**	**8**	**3**	**10**	**10**	**10**	**10**
Total scheduled	**96**	**61**	**32**	**3**	**92**	**92**	**93**	**93**
Charter fleet								
A320	2	1	1	–	2	2	2	2
B737	7	1	5	1	7	8	8	8
Total charter	**9**	**2**	**6**	**1**	**9**	**10**	**10**	**10**
Total	**105**	**63**	**38**	**4**	**101**	**102**	**103**	**103**

1 All figures refer to 31 December 2006 and take account of operationally employed aircraft including the Slovak Airlines fleet (also includes replacement aircraft for maintenance-related standing times). Planning status at present; other harmonisation steps possible.

Average age of fleet 8.4 years

As at 31 December 2006, the Austrian Airlines Group (including Slovak Airlines) had a total fleet of 105 aircraft in operational service. Taking into account the reduction in the A340 long-haul fleet and the seasonal leasing of one charter aircraft, the fleet was reduced in size by one aircraft compared to the previous year. Seven other aircraft were leased as at the balance sheet date. The average age of the fleet – due mainly to the incorporation of the used Fokker 100 aircraft – rose slightly to 8.4 years in the report period (2005: 7.6 years).

IATA confirms highest safety standards

Successful IOSA audit

The Austrian Airlines Group has always been one of the world's leading airlines in terms of its quality and safety standards, and this has also been confirmed by external evaluations. The Group took part in an IOSA (IATA Operational Safety Audit) evaluation in the report period, and fulfilled all the required criteria. IOSA is the first internationally recognised system of checks designed to evaluate the flight operations processes of airlines, the flight and maintenance technology employed, cargo and ground organisation procedures, training and maintenance programmes and management systems. The inspection process is strictly supervised by the International Air Transport Association. Over 800 standards and processes in regular use at Austrian, Austrian Arrows and Slovak Airlines are precisely inspected every two years within the framework of the wide-ranging IOSA audit. The audit carried out in 2006 confirmed the high standards of safety within the Group.

Corporate Responsibility

Austrian Airlines Group employs a wide range of measures to meet its obligations as a major Austrian company and domestic employer of significant importance. Based on a policy of open dialogue with all stakeholder groups, these measures range from targeted sports and cultural sponsorship, through supporting social organisations and projects, to working wisely with the environment and resources.

A commitment to social responsibility

Even during periods of intensive competition in the aviation market, the Austrian Airlines Group fully recognises its commitment to social responsibility – both in Austria and around the world. The Group is extremely proud of its internationalised and tolerant corporate culture. This is decisively shaped by the diversity of the company's employees, who originate from 53 different countries.

Dialogue with all stakeholders

Ongoing, constructive dialogue with all stakeholders in the Group remains a central factor in shaping the long-term orientation of all company activities. This communication is the basis for the Austrian Airlines Group's ability to reasonably take the concerns of its employees and the public into account in addition to the interests of its shareholders. At the same time, the company is always keen to proactively minimise the environmental impact of its business activities at every level.

Despite the continuing cost reductions that are necessary and the challenging conditions, the Austrian Airlines Group once again supported numerous projects in the social, cultural and sporting fields in the 2006 financial year. The Group continued to focus strongly on the training of young people, once again recognising its responsibility as an Austrian employer of key importance. The Austrian Airlines Group is currently training a total of 45 apprentices.

Sponsorship concept

Targeting specific focus points

Traditionally, Austrian Airlines Group sponsorship has focused on promotion of cultural and sporting activities. In harmony with the active brand policy of the Group, particular emphasis is placed on the modern entertainment scene and selected types of leisure and mass sporting activities. At the same time, promoting a range of activities with an Austrian connection in this way serves to emphasise the company's strong regional associations.

Social

The Group also respects the position of Austrian Airlines as the Austrian national flag carrier through its support for a range of charitable and social organisations and initiatives, and spontaneous aid campaigns. Examples of services provided in this field include the rapid operation of aid flights, provision of cargo space and passenger seats on scheduled flights (often at extremely short notice) and flexible, unbureaucratic organisation of global aid deliveries.

Travel and transport services

The Austrian Airlines Group provided a range of noted national and international aid organisations and socially committed private individuals with support of this nature in 2006. The total value of the support provided was approximately EUR 0.4 million. Examples included the backing given to charities such as Care Österreich, SOS Kinderdorf, Allianz für Kinder, Global 2000 and Hilfswerk Austria. The Austrian Airlines Group also supports the SOS Kinderdorf organisation as a partner by collecting donations on board its aircraft. The Austrian Airlines Group's transportation of the Peace Light from Bethlehem around the world symbolises the company's humanitarian and social commitment.

Culture and entertainment

Within the bounds of what is possible, Austrian Airlines also contributes to the promotion of Austria's international reputation as a haven of culture and an important tourist destination. Amongst other things, the company supports a range of Austrian cultural events to this end. Meeting the cost of flights plays a central role in this field, while the Austrian Airlines Group also sponsored various musical productions by Vereinigte Bühnen Wien, the Vienna Jazz Festival and a range of pop concerts in the 2006 financial year.

Sport

Volleyball

In the area of sports sponsorship, the Austrian Airlines Group acted as the official partner of the European Volleyball Confederation (CEV) in the report period. The Group also functioned as 'official carrier' for the Austrian Olympic Team at the Turin 2006 Winter Olympic Games, and for the Austrian Paralympic Committee at the Turin 2006 Winter Paralympic Games.

Environment

At the heart of the Austrian Airlines Group's activities in the field of environmental protection is its ongoing conversion to greener aircraft and engines. The company collaborates closely with aircraft and engine manufacturers in this area, with reduction of emissions and noise levels the key priorities at the present time. Continuing the 'Eco-Business Plan' initiative launched by the City of Vienna in 2005, the Austrian Airlines Group was certified as an 'eco-profit' company in 2006. The initiative is designed to produce improvements to the environment combined with a commercial profit for companies. The award entitles the Group to bear the official Ökoprofit logo. By implementing a series of concrete environmental measures under the scheme, the Group succeeded not only in saving resources but also in reducing its operating costs in a number of different areas. Measures aimed at saving power in the hangar area, for example, resulted in an underproportional increase in the operating costs of the Austrian Technical Services Division compared with overall production.

Reduction in specific fuel consumption

The Austrian Airlines Group's consistent policy of modernising its aircraft has produced steady rises in fuel efficiency in recent years. The short- and medium-haul aircraft with the highest fuel consumption in the fleet were removed from service in the years preceding the report period, followed in 2006 by the Group's two A340-200, the long-haul aircraft with the highest levels of fuel consumption per seat. The Austrian Airlines Group will continue to remove aircraft with high fuel consumption levels from service in 2007 by leasing out long-term the last four-engined Airbus long-haul aircraft still in use at the company.

Noise reduction at Vienna Airport

Noise reduction is another focal point for the efforts of the Austrian Airlines Group to protect the environment. As the most important hub for Group traffic of all types, Vienna Airport is naturally the main focus of attention in this context. Following the conclusion of the mediation process involving the construction of a third takeoff and landing runway, the participants in that process founded a new association, the Vienna Airport Dialogue Forum, in late 2005. The Dialogue Forum provides a platform for ongoing discussion of the complex subject of flight noise and airport expansion. It has been designed to ensure fair and balanced settlement of stakeholder interests. The constructive cooperation between all involved that is encouraged by the structures of the Dialogue Forum has already enabled a number of changes to be made to approach and landing flights. These changes have produced noise reduction at a regional level and more reasonable distribution of noise pollution. The Dialogue Forum has also driven forward the associated preparatory work for the environmental tolerability statement on the construction of a third runway.

Consolidated Financial Statements

Please find the interactive online version of this report at **www.austrian.com/report2006**

Consolidated Balance Sheet as of 31 December 2006

Assets

EURm	Notes	31.12.2006	31.12.2005	+/–	+/– %
Intangible assets	18	19.3	25.1	–5.8	–23.1
Aircrafts	19	2,133.2	2,274.4	–141.2	–6.2
Other tangible assets	20	57.9	57.2	0.7	1.2
Investments in associates using the equity method	22	12.8	12.7	0.1	0.8
Securities and loans	22	98.9	197.3	–98.4	–49.9
Other non-current assets	25	31.1	74.2	–43.1	–58.1
Deferred tax assets	26	95.8	95.2	0.6	0.6
Non-current assets		**2,449.0**	**2,736.1**	**–287.1**	**–10.5**
Inventories	23	49.8	57.9	–8.1	–14.0
Trade receivables	24	152.8	178.2	–25.4	–14.3
Other current assets	25	27.4	64.3	–36.9	–57.4
Cash and cash equivalents	28	516.1	120.8	395.3	–
Long-term assets of disposal group classified as held for sale	27	13.6	42.0	–28.4	–67.6
Current assets		**759.7**	**463.2**	**296.5**	**64.0**
Total assets		**3,208.7**	**3,199.3**	**9.4**	**0.3**

Shareholders' equity and liabilities

EURm	Notes	31.12.2006	31.12.2005	+/–	+/– %
Issued share capital	29	257.0	247.2	9.8	4.0
Reserves and accumulated results	30	526.1	316.9	209.2	66.0
Equity attributable to shareholders of Austrian Airlines AG		**783.1**	**564.1**	**219.0**	**38.8**
Minority interests		1.7	1.5	0.2	13.3
Shareholders' equity		**784.8**	**565.6**	**219.2**	**38.8**
Provisions	31	314.1	268.6	45.5	16.9
Interest-bearing liabilities	32	1,267.1	1,326.3	–59.2	–4.5
Other liabilities	33	23.0	27.5	–4.5	–16.4
Non-current liabilities		**1,604.2**	**1,622.4**	**–18.2**	**–1.1**
Provisions	31	179.6	165.5	14.1	8.5
Interest-bearing liabilities	32	264.9	469.5	–204.6	–43.6
Income tax liabilities		3.4	3.6	–0.2	–5.6
Other liabilities	33	367.9	354.1	13.8	3.9
Liabilities directly associated with the long-term assets classified as held for sale	27	3.9	18.6	–14.7	–79.0
Current liabilities		**819.7**	**1,011.3**	**–191.6**	**–18.9**
Total shareholders' equity and liabilities		**3,208.7**	**3,199.3**	**9.4**	**0.3**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet.

Statement of Changes in Shareholders' Equity 1 January 2005 to 31 December 2006

EURm	Issued share capital	Reserves				Accumulated losses / profits	Equity attributable to shareholders of Austrian Airlines AG	Minority interests	Shareholders' equity
		Capital reserves	Currency translation	Reserve according to IAS 39	Share owned by the company				
As at 1.1.2005 restated	247.2	24.7	–	–9.3	–14.8	436.7	684.5	1.9	686.4
Currency differences			0.1				0.1		0.1
Valuation investments				0.9			0.9		0.9
Other changes from hedging instruments				9.6			9.6		9.6
Other changes from deferred taxes				–0.6			–0.6		–0.6
Other changes						0.3	0.3	–2.0	–1.7
Total sums not affecting the operating result	–	–	0.1	9.9	–	0.3	10.3	–2.0	8.3
Net result for the year						–130.7	–130.7	1.6	–129.1
Total result for the year	–	–	0.1	9.9	–	–130.4	–120.4	–0.4	–120.8
As at 31.12.2005	247.2	24.7	0.1	0.6	–14.8	306.3	564.1	1.5	565.6
Currency differences									–
Valuation investments				–0.9			–0.9		–0.9
Other changes from hedging instruments				1.4			1.4		1.4
Other changes from deferred taxes				0.5			0.5		0.5
Other changes			–0.5				–0.5		–0.5
Total sums not affecting the operating result	–	–	–0.5	1.0	–	–	0.5	–	0.5
Net result for the year						–130.1	–130.1	0.2	–129.9
Total result for the year	–	–	–0.5	1.0	–	–130.1	–129.6	0.2	–129.4
Simplified capital decrease	–145.2	–14.5				159.7	–		–
Capital increase	155.0	211.8					366.9		366.9
Cost of capital increase		–18.3					–18.3		–18.3
As at 31.12.2006	257.0	203.7	–0.4	1.6	–14.8	335.9	783.1	1.7	784.8

Consolidated Cash Flow Statement for the Financial Year 2006

EURm	Notes	2006	2005	+/-	+/- %
Result before tax		-138.1	-129.6	-8.5	-6.6
Depreciation and amortisation		293.8	337.8	-44.0	-13.0
Result from disposal of non-current assets		30.2	-9.1	39.3	-
Share of results in associates		-0.1	-1.0	0.9	-
Financial expenses		67.9	72.6	-4.7	-6.5
Financial income		-25.7	-28.6	2.9	10.1
Increase/decrease in inventories		8.1	-5.1	13.2	-
Increase/decrease in receivables and other assets		78.2	6.6	71.6	-
Increase/decrease in provisions		59.6	-14.5	74.1	-
Increase/decrease in other liabilities		7.3	0.8	6.5	-
Foreign currency results		-19.3	28.5	-47.8	-
Income taxes paid		-1.7	1.4	-3.1	-
Cash flow from operating activities	**37**	**360.2**	**259.8**	**100.4**	**38.6**
Purchase of tangible and intangible assets		-194.7	-293.4	98.7	33.6
Proceeds of securities, other loans and equity interests		144.3	81.4	62.9	77.3
Purchase of securities and other loans		-39.5	-7.6	-31.9	-
Purchase from subsidiaries minus cash and cash equivalents		-3.2	-20.9	17.7	84.7
Proceeds from disposal of non-current assets		75.8	131.0	-55.2	-42.1
Financial income received		15.3	28.3	-13.0	-45.9
Cash flow from investing activities	**37**	**-2.0**	**-81.2**	**79.2**	**97.5**
Capital increase		348.6	-	348.6	-
Borrowing of interest-bearing liabilities		169.9	251.1	-81.2	-32.3
Payment of interest-bearing liabilities		-433.7	-276.1	-157.6	-57.1
Financial expenses paid		-67.0	-72.3	5.3	7.3
Cash flow from financing activities	**37**	**17.8**	**-97.3**	**115.1**	**-**
Increase/decrease of cash and cash equivalents	**37**	**376.0**	**81.3**	**294.7**	**-**
Foreign currency results		19.3	-28.5	47.8	-
Cash and cash equivalents at beginning of period	**28**	**120.8**	**68.0**	**52.8**	**77.6**
Cash and cash equivalents at end of period	**28**	**516.1**	**120.8**	**395.3**	**-**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Cash Flow Statement.

Notes

General

The Consolidated Financial Statements of Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft (in the following: Austrian Airlines AG) and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and are to be approved for publication by the Supervisory Board in its meeting to be held on 06.03.2007. All the standards mentioned were also applied to the financial statements of the previous year. The financial year 2000 was the first in which Austrian Airlines took the opportunity to employ IFRS to prepare its consolidated financial statements.

The consolidated financial statements have been prepared in millions of euros. The data for the financial year 2006 relate to the balance sheet date 31.12.2006 and the period from 01.01.2006 to 31.12.2006 respectively.

In its domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume handled. It covers all sectors of the aviation industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail and the performance of technical and handling services for other airlines.

The seat and headquarters of the company are located at Fontanastrasse 1, 1107 Vienna. The company appears in the commercial register in Vienna under FN 111000k.

As well as its three operative airlines of Austrian, Austrian arrows and Slovak Airlines, and Lauda Air as a marketing company for the holiday flight segment, the Austrian Airlines Group includes a number of other companies in the transport, tourism and financial sectors, all of which provide strategic support for its flight operations.

1 » Preparation of financial statements

The annual financial statements of the consolidated companies have been prepared on the basis of historical cost as of the balance sheet date of the consolidated financial statements, with the exception of financial instruments available for disposal and derivatives, which are assessed at the associated market value. The book value of assets and debts, which have been hedged within the framework of a Fair Value Hedge and are otherwise valued at the cost of acquisition/manufacture, has been adjusted by the change to the associated values, which relate to hedged risks.

2 » Significant effects of new accounting standards

The accounting standards chosen are consistent with previous years, with the exception of the newly applicable standards, application of which had no effect on the assets, finance and revenue of the Austrian Airlines Group, however.

The change to IAS 19 (Employee Benefits) creates an additional right to choose that makes it possible to show actuarial gains and losses from payment-based pension provisions immediately. This option provides for the recording of all actuarial gains and losses outside the income statement in the form of a "statement of total recognised gains and losses". The change also states (a) that a contract between a collaborative plan of several employers ("multi-employer plan") and participant employees which establishes how a surplus is to be distributed or a deficit to be financed is to be reported in the balance sheet, (b) how payment-based pension provisions are to be reported in the respective annual financial statements of the companies participating in the plan, and (c) what additional duties of publication the companies must fulfil. The change applies to financial years beginning on or after 01.01.2006.

IFRIC 4 (Determining Whether an Arrangement Contains a Lease) regulates which agreements are to be characterised as lease relationships according to the reporting regulations of IAS 17 (Leases). IFRIC 4 applies to financial years beginning on or after 01.01.2006. The application of this standard does not affect the situation of the Austrian Airlines Group with regard to assets, finances and revenue.

IFRIC 5 (Rights to Interests Arising From Decommissioning, Restoration and Environmental Funds) regulates the treatment of capital returns from funds that have been set up to cover the costs of decommissioning, restoration and similar liabilities. IFRIC 5 applies to financial years beginning on or after 01.01.2006. The application of this standard does not affect the situation of the Austrian Airlines Group with regard to assets, finances and revenue.

IFRIC 6 (Liabilities arising from participating in a specific market-Waste electrical and electronic equipment) regulates the recording of liabilities arising from the EU Guideline on the disposal of electronic waste. IFRIC 6 applies to financial years beginning on or after 01.01.2006. Application of these standards has no effect on the assets, finances or revenue of the Austrian Airlines Group.

The changes to IAS 39 (Financial Instruments: Recognition and Measurement-Amendment for financial guarantee contracts; Amendments for cash flow hedges of forecast intragroup transactions; Amendments for the vair value option) apply to financial years beginning on or after 01.01.2006. They relate to the application of the Fair Value option for financial assets and debts for the consideration of valuations at Fair Value with reporting of value changes in the Income Statement, and permit the definition of foreign currency risk of intergroup forecast transactions as hedging transaction in a cash flow relationship, where the transaction takes place in a second currency. Application of the changed standard has no effect on the assets, finances or revenue of the Austrian Airlines Group.

IFRS 7 (Financial Instruments: Disclosures), which merely extends the reporting scope of financial instruments for financial years beginning on or after 01.01.2007, was not applied in advance by the Austrian Airlines Group.

IAS 1 (Amendment-Capital disclosures), IFRS 8 (Operating segments), IFRIC 7 (Applying the restatement approach under IAS 39 financial reporting in hyperinflationary economies), IFRIC 8 (Scope of IFRS 2), IFRIC 9 (Reassessment of embedded derivatives), IFRIC 10 (Interim financial reporting and impairment), IFRIC 11 (IFRS 2-Group and treasury share transactions) and IFRIC 12 (Service concession arrangements) have not been applied by the Austrian Airlines Group in the past. Application of the changed standards is not expected to have any significant consequences for the assets, finances or revenue of the Austrian Airlines Group.

3 » Accounting principles

Income and expenditure

Income from services and the sale of merchandise are recognised when the corresponding service has been performed or when the risks and rewards associated with the right of ownership are transferred to the buyer. The other criteria included in IAS 18 (Revenue) are normally also met at this time. Revenue is measured at the fair value of the consideration received taking into account the amount of any trade discounts.

Financial income and financial expenditure are valued on a proportional basis, taking the effective interest rate into account.

Dividends are recognised at the time at which the legal claim to the dividend is established. At the time at which the income is recognised, the relating expenditure is also recognised (matching principle), provided that, if the expenditure has not yet led to an outflow of resources, a liability exists.

Intangible and tangible assets
Intangible and tangible assets are calculated as acquisition or production costs less amortisation and depreciation charges based on the Group's accounting principles. The acquisition or production cost is recognised as being the amount paid in cash or cash equivalents or the market value of another form of payment being attached at the time of the purchase or production. Depreciation of the intangible and tangible assets is calculated on a straight-line basis. Assets are depreciated from the time of their readiness for operation onwards. Interest expenses are not capitalised. The estimated useful life of intangible assets, all of which report a limited useful life, is unchanged from the preceding year:

Type	Estimated useful life in years
Software licences and other rights	3 – 10

The costs of goodwill acquired in connection with corporate purchases are valued at the time of acquisition as an excess of expenditure for the purchase by means of Fair Value of the acquired assets minus debts and potential liabilities. The goodwill is subsequently recorded as an excess of the costs of acquisition minus the necessary impairment. The necessity of impairment of goodwill is tested once annually, when the discounted present value from the assets and debts assignable to the goodwill is reported and compared to the goodwill. Existing synergies within the segments to which the goodwill is assigned can also be included if necessary. In the sale of equity interests, assignable goodwill is deleted from the accounts in part.

The depreciation period of tangible assets is based on the estimated useful life of the asset. The estimated useful life of each type of aircraft when new and of the Fokker 100, which was acquired in used condition, is set out in the following table. Depreciation is on the residual value of 10% of the respective acquisition cost:

Type	Estimated useful life in years	Residual value in %
B777 / B767 / A340 / A330	20	10
B737 / A310[1] / A321 / A320 / A319	18	10
Fokker 70 / Embraer RJ[1] / Canadair RJ	15	10
Dash-8	12	10
Fokker 100	8	10

1 Not in operational use with the Austrian Airlines Group

In addition to this, individual aircraft components are depreciated to the shorter scheduled useful life and in the case of engines, the "built in overhaul" method applied, wherein acquisition costs being allocated to the significant overhauls are depreciated to the duration of the interval between overhauls.

When carrying aircraft as an asset, essential components (cabin, engine and interior) are recorded and depreciated separately. Essential overhauls are carried as an asset and depreciated to the estimated useful life until the next overhaul.

The estimated useful life of the remaining tangible assets is essentially as follows:

Type	Estimated useful life in years
Buildings	20 – 50
Office fixtures and fittings	10
Commercial machinery and equipment	5 – 10
Cars	8
Technical equipment	5
EDP equipment	3 – 10

The residual value, estimated useful life and methods of amortisation are checked on an annual basis.

If the achievable value of an asset is lower than its book value, an impairment is recognised on this value.

According to the market value estimates produced for the aircraft stock of the company under review, depreciation to a lower achievable amount is not required for those aircraft employed in the longer term. In detail, calculations are performed on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.0% (5.0% the previous year) has been set for the purposes of calculation. For the cash flows of the periods from 2011, which lie outside the limits of the calculations of the current corporate plan, the cash flow for the year 2010 was measured and escalated by 1.75% per annum. See Note 19 for further details of the way in which the impairment of aircraft is calculated. Because the book values of those aircraft and spare parts specified for disposal but used in regular flight operations until that time were above the market values, total impairments were recognised of EUR 5.0m. The regulations of IAS 16.51 state that assets are to be deleted from the accounts in the year in which the item was sold or no longer used in service.

Lease financing
Under IAS 17 (Accounting for Leases), economic ownership of the lease is attributed to the lessee if this person essentially bears all the risks and rewards connected with the ownership of the lease. If it is determined that economic ownership lies with the Austrian Airlines Group then the lease is capitalised, effective from inception of the lease agreement, at the present value of the future lease payments including, if appropriate, any incidental costs borne by the lessee. Whether a contract includes a lease transaction is established at the time of conclusion of the contract according to whether fulfilment of the contract depends on the usage of the asset or the contract includes the right to usage of the asset. Both the depreciation charge and the estimated useful life correspond with those of comparable assets purchased.

Sale and lease back
"Sale-and-lease-back" transactions are reported in the balance sheet in accordance with IAS 17.58ff. Treatment of book profits is in accordance with this standard, depending upon whether a finance lease or an operating lease exists.

Financial instruments
Securities held to maturity are valued at cost subject to the effective interest method, or – in the event that long-term impairment is expected – at the market or stock exchange price, whichever is the lower. All other securities are recognised at their market value, whereby changes in valuation are recognised in shareholders' equity (available-for-sale). The market value corresponds to the respective market price value on the balance sheet date.

On the balance sheet date, forward transactions were in place for the general hedging of USD positions. The derivatives in existence on the balance sheet date were attributed to the "Held for trading" category and the effect on the result of the change in valuation recognised. A written CHF option in connection with a short-term loan in CHF also existed as at 31.12.2005.

An asset is deleted from the accounts when the contractual rights to the cash flows connected with the asset expire. In the event that all significant risks and rewards from an asset are transferred, the asset is also deleted from the accounts.

In accordance with IAS 39, Trade receivables have been attributed to the Loans and Receivables category. Short-term accounts receivable are valued at cost subject to the effective interest method. Doubtful accounts receivable are written down to the lower realisable value and the required individual valuation allowances made on the basis of recognisable risk. Accounts receivable in foreign currencies, which are essentially held in USD, GBP, AUD and JPY, are translated at the mid-market price as at the balance sheet date. The Other accounts receivable item also includes deferred expenses for maintenance costs paid in advance. Derivatives are used to provide coverage against interest rate and currency risks. Fuel price hedging was not being used either on 31.12.2005 or on 31.12.2006.

The option premiums paid at the inception of the interest rate, currency or fuel price hedging transactions are carried as an asset. Changes in value during the term are carried as an asset. At the expiration/exercise date, the full-capitalised amount is charged/credited either to interest expense, foreign currency exchange differences or fuel expenditure. Exclusively interest-rate swaps are used to hedge interest-rate risk, while both currency and forward swaps are used to hedge against currency risk. In relation to reporting according to IAS 39, primarily Cash Flow Hedges, and in 2005 also Fair Value hedges, are used.

Other derivatives are used for the commercial hedging of future foreign currency risks. The hedging relationships cannot fulfil the detailed requirements of Hedge Accounting according to IAS 39. The other derivatives are calculated at Fair Value according to the "Held for trading" category and recognised in the net profit/loss for the year.

The hedging policy and financial instruments in use as at the balance sheet date are shown in Note 36.

Derivatives recorded as assets appear in the balance sheet under Other current assets, while derivatives recorded as debts appear in the balance sheet under Other current liabilities.

Inventories
Inventories include non-reparable spare parts, raw materials and supplies and related goods, and prepayments on inventories. Inventories are valued at cost. Cost is based on acquisition cost, while the use of the item is based on average cost. Interest expense is not included. As at the balance sheet date inventories are valued at the lower of cost or net realisable value, minus any other costs accrued. Net realisable value is determined by the net selling price of the final product.

Provision for pensions, severance payments and anniversary bonuses
In addition to specific pension commitments with senior employees, especially former members of the Board of Management of the Group and their dependants, the following individually defined pension plans are in place:

In addition to specific pension commitments with senior employees, especially former members of the Board of Management of the Group and their dependants, the following individually defined pension plans are in place:

With effect from 31 December 1994, the previously valid pension contribution regulation for commercial and technical employees of the company was transferred into a pension fund and converted to a defined contribution scheme. The rates of contribution for commercial and technical employees who joined the company on or after 01.01.1995 were increased from 1% to 3% with effect from 01.01.2005 (4% from 2009). A similar arrangement exists with employees in Germany whereby this is based on an agreement. The company made the appropriate provisions for this liability until 31.12.2002; from 01.01.2003, it was converted to a local pension contribution system. With effect from 31.12.1996, the pension contribution regulations for the pilots and cabin attendants of Austrian Airlines AG were also transferred to an external pension fund whilst retaining the contributions-based model. The collective bargaining agreement provides for a pension for pilots, payable at the earliest at the age of 55, amounting to 60% of the final salary, whereby this incorporates the entitlement of the ASVG pension, an invalidity benefit as well as the widows' and orphans' pension with its upper limit. For cabin attendants, a direct contribution scheme dependent upon the length of service and limited to 20% of final salary is in place. A pension for the surviving dependants of flight attendants, the amount of which will be restricted, is also in place. For those inflight employees of Austrian Airlines AG who join the company on or after 01.04.2004, and those pilots and cabin attendants who have moved from Lauda Air to Austrian Airlines in the course of the transfer of the business, the following contributions-based pension fund regulation is in place: pilots receive a contribution of 4% (5% from 2009), cabin attendants a contribution of 3% (4% from 2009) of the respective gross monthly salary.

Provisions have also been made at Tyrolean Airways for a new contributions-based employee pension guaranteed on a collective basis and amounting to 3% of respective gross annual remuneration (4% from 2009 for inflight personnel). A commitment has also been made to a contributions-based employee pension for commercial and technical employees of Lauda Air, for which 3% (4% from 2009) of the respective gross annual remuneration is paid to the pension fund by the employer.

Employees subject to Austrian Law have the right, if their period of employment has lasted for three years without interruption, to a severance payment in case of termination of their terms of employment by the employer or resignation for an important reason, if they have been employed for at least 10 years and upon retirement in any case. The level of this payment depends on the annual salary at the time of termination and the length of service.

In addition to this, collective employee commitments to the payment of anniversary bonuses dependent upon the term of service exist for employees of Austrian Airlines and Tyrolean Airways. The provisions for pensions, severance payments and anniversary bonuses have been calculated under the 'Anwartschaftsbarwertverfahren', which roughly corresponds to the 'Projected Unit Credit Method'. The provisions are calculated annually as at the year-end by an external actuary.

For employees who have joined the company after 01.01.2003, legally prescribed contributions of 1.53% of gross monthly salary are to be paid into an employee severance fund (contribution-based system). For this reason, formation of a provision is not necessary to fulfil legal requirements.

For details of the actuarial assumptions used, see Note 31.

When income or expenditure resulting either from a change in one of the assumptions or from actuarial gains and losses exceed the defined benefit obligation as at the previous year-end by more than the 10 % corridor relating to severance payments and pensions as defined in IAS 19 (Employee Benefits), the excess over the 10% is distributed annually by the amount of the remaining period of service. Use has not been made of the voting right provided for under IAS 19 as of January 2006 to report the income and expenditure resulting from changes in the assumptions on which they are based directly in the Income Statement. The pension provision is calculated in accordance with IAS 19 (Employee Benefit Costs) using the 'Anwartschaftsbarwertverfahren'.

Tax, other provisions and contingencies

Tax and other provisions are recorded to the extent that an obligation exists to third parties, that future payments are probable and that the provisions can be reliably measured. Should none of these criteria be applicable, then the correspondent obligations are reported under contingencies. Provisions payable after more than one year are recorded at the net present value. The requirement and valuation of the provisions are re-examined at the balance sheet date each year. Provisions in foreign currency are translated at the closing rate. The provision for commitments under the 'Miles & More' frequent flyer programme is calculated in line with the agreements reached with Lufthansa.

Liabilities

Liabilities arising from financing lease agreements are valued at the present value of future lease payments in force at the conclusion of the agreement. All other liabilities are valued at the purchase cost recognising the effective interest method. Liabilities in foreign currencies are translated at the mid-market rate on the balance sheet date, and were held primarily in USD, JPY and CHF.

In connection with lease financing, a commitment has been made to contractual partners that specific defined ratios of balance sheet cover will be observed in case a fundamental change in ownership structure should occur.

For details of liabilities towards credit institutions, see Note 32.

Deferred taxes
Deferred taxes are calculated in accordance with IAS 12 (Income Taxes) subject to the 'Full Liability Method'. According to IAS 12 (Income Taxes), deferred tax is calculated on temporary timing differences between the tax value and the IFRS book value of the assets and debts. A deferred tax asset has been capitalised for tax losses only to the extent that these will be utilised in the foreseeable future. The calculation of the tax deferral is based upon the standard rate of income tax in the country at the time of the expected reversal of the value difference.

Long-term assets/liabilities of disposal group classified as held for sale
The assets and debts of subsidiaries purchased with an intention to sell and non-current assets available for sale are recognised at the lower of their book or market value minus the costs of disposal.

Estimates
In the consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence upon the value of assets, liabilities, income and expenses in, and on the notes to, the financial statements for the report period. Assumptions and estimates are primarily applied when determining the useful life of the value of assets (Note 3), calculating discounted cash flows within the scope of impairment tests (Notes 18 and 19) and forming provisions for legal proceedings (Note 31), pensions and other guarantees of performance (Note 31), taxes (Notes 17 and 26) and guarantees (Note 34). It is possible that the actual amounts may vary from such estimates used.

Currency translation
Where transactions are performed in a foreign currency, exchange rate differentials arising from the conversion of monetary foreign currency positions, which occur due to exchange rate fluctuations between the booking in of the transaction and the balance sheet date, are reported as full-capitalised entries in the period affected. Non-monetary entries valued at the acquisition or production cost are converted at the historic rate. Where foreign currency receivables or liabilities are hedged by forward transactions, valuation is on the balance sheet date subject to application of the Hedge Accounting provisions of IAS 39. The trends in the most important exchange rates in relation to EUR are as follows:

Currency conversion

EUR	2006		2005	
	Market price on reporting date	Average	Market price on reporting date	Average
USD	1.3170	1.2630	1.1797	1.2380
JPY	156.93	146.81	138.90	136.89
CHF	1.6069	1.5768	1.5551	1.5478
GBP	0.6715	0.6819	0.6853	0.6830
AUD	1.6691	1.6685	1.6109	1.6269
SKK	34.435	37.088	37.880	38.578

Stock Options
As the stock options were granted before 07.11.2002, the provisions of IFRS 2 were not applied.

4 » Methods of consolidation
Subsidiaries are included in the consolidated financial statements applying IAS 27 if the Group exercises a dominant influence. Significant associates on which a decisive influence can be exerted are accounted for under the "Equity Method". Other investments are carried at cost. In the capital consolidation, the purchase values of the equity interests at the time of acquisition are compared to the Group share in the newly calculated shareholders' equity in the respective company. In subsequent consolidations, the hidden reserves and encumbrances thus disclosed are carried forward, amortised or released in accordance with the treatment of the corresponding assets and debts. Any excess of the costs of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill. The recoverability of such goodwill is audited by means of an impairment test in accordance with the regulations of IFRS, in connection with IAS 36 (Impairment). According to the provisions in IAS 22 (Business Combinations), goodwill arising up to 31.12.1994 is charged directly to the reserves. Should the goodwill not be covered by the present value of future revenues, a reduction is recognised on the achievable amount. Where in the past the value of the net assets acquired had exceeded the acquisition cost, this was recognised as negative goodwill. The full-capitalised negative goodwill in existence as at 01.01.2005 was released in 2005. The carrying amount of the investments accounted for using the equity method is increased or reduced respectively at each reporting date by the Austrian Airlines Group's pro rata share of the associates' or joint ventures' changes in equity capital. The difference between the carrying amount of the equity investments and the prorated equity of the company is allocated and carried forward on the basis of the same principles as those applicable to full consolidation. Effects resulting from inter-Group transactions are eliminated. Receivables and liabilities

between consolidated companies are netted; inter-Group profits and losses included in fixed assets and inventories are eliminated, and earnings within the Group are offset against the correspondent expenses.

5 » Scope of consolidation

The expansion of the scope of consolidation of the fully consolidated companies in 2005 primarily affected Slovenske Aerolinie, a.s. (Slovak Airlines), acquired in 2005 by means of a capital increase (EUR 2.8m), as well as, to a lesser extent, SLL s.r.o., Bratislava Technik Center s.r.o., Travidata Inc., Travidata (UK) Limited, Wien Oberlaa Liegenschaftsentwicklung GmbH and TRAVI Holding GmbH. Within the scope of the initial consolidation of Slovak Airlines, non-current assets of EUR 1.0m, current assets of EUR 16.8m and current debts of EUR 19.2m have been included in the 2005 Consolidated Financial Statement. The scope of consolidation was only extended in 2006 by the newly founded Austrian Airlines Technik Bratislava. Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H., which was newly incorporated into the scope of full consolidation in 2005, was reported to 31.12.2005 in accordance with the regulations of IFRS 5, "Assets Held for Sale". The assets of TVW Travel Value Wien Betriebs GmbH and of TVW Travel Value Wien Betriebs GmbH & Co KG were reported under this item as at 31.12.2006. Items disposed of from the scope of full consolidation in 2006 related to the sale of Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H.

Twenty-two (22 the previous year) subsidiaries are fully consolidated. The investments in five (5 the previous year) associates are accounted for in the consolidated financial statement under the equity method. The following subsidiaries were included in the consolidated financial statements on the basis of full consolidation:

Company	Headquarters	Holding in %
AUA Beteiligungen Gesellschaft m.b.H.	Vienna	100.0
Austrian Airlines Lease and Finance Company Ltd.	St. Peter Port	100.0
Tyrolean Airways Tiroler Luftfahrt GmbH	Innsbruck	100.0
Lauda Air Luftfahrt GmbH	Schwechat	100.0
SLL s.r.o.	Bratislava	100.0
TVW Travel Value Wien Betriebs GmbH	Schwechat	100.0
TVW Travel Value Wien Betriebs GmbH & Co KG	Schwechat	100.0
Austrian Airlines Technik – Bratislava, s.r.o.	Bratislava	100.0
Austrian Airlines Technik Marketing GmbH	Schwechat	100.0
Bratislava Technik Center, s.r.o.	Bratislava	100.0
UIA Beteiligungsgesellschaft m.b.H.	Vienna	100.0
AUA Versicherungs-Service Gesellschaft m.b.H.	Vienna	100.0
AVICON Aviation Consult Gesellschaft m.b.H.	Vienna	100.0
Wien Oberlaa Liegenschaftsentwicklungs GmbH	Schwechat	100.0
Travidata Inc.	New York	100.0
Travidata (UK) Limited	London	100.0
ACS Aircontainer Services Gesellschaft m.b.H.	Fischamend	76.0
TRAVI Holding GmbH	Vienna	67.0
Traviaustria Datenservice für Reise und Touristik GmbH & Co. Nfg. KG	Vienna	67.0
Slovenske Aerolinie, a.s. (Slovak Airlines)	Bratislava	61.991
SCA Schedule Coordination Austria GmbH	Schwechat	54.0
AVS Privatkunden Versicherungsservice GmbH	Schwechat	51.0

The investments in the following associates were accounted for under the equity method:

Company	Headquarters	Holding in %
"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H.	Vienna	33.33
Gulet Touristik GmbH & Co KG	Vienna	25.0
Gulet Touristik GmbH	Vienna	25.0
TUI-Austria Reiseveranstaltungs GmbH & Co KG	Vienna	25.0
Ukraine International Airlines	Kiev	22.5

An overview of the equity interests can be found on page 101.

6 » Currency translation

In accordance with IAS 21, the annual financial statements of foreign consolidated companies are converted into the euro according to the functional currency concept. For the majority of the companies this is the respective national currency, since these companies operate their businesses independently in the financial, commercial and organisational regard. Assets and debts are converted at the exchange rate on the balance sheet date, therefore, while expenses and income are converted at the annual average exchange rate.

The resultant differences relative to the rates on the balance sheet date are reported separately under Shareholders' equity as a difference arising from currency conversion.

Notes to the Consolidated Income Statement

7 » Flight revenue

Flight revenue by type of service

EURm		2006	2005
Scheduled	Passengers	2,015.9	1,829.1
	Excess baggage	10.0	8.9
	Cargo	161.5	151.9
	Airmail	9.7	8.6
Scheduled Total		2,197.1	1,998.5
Charter		261.7	262.0
		2,458.8	**2,260.5**

The increase in passenger revenues from scheduled services is a result not only of the increase in the number of passengers carried and partial takeover of long-haul holiday flights still within the scope of responsibility of the charter segment last year, but also an increase in the average yields achieved. The increase in cargo revenue results both from the introduction of new cargo-only flights and from price increases. In the charter area, the reduction in the number of passengers carried compared to the preceding year that was caused by the transfer of flights to the scheduled services segment was nearly offset by the increase in average yields.

8 » Other revenue

EURm	2006	2005
Sales of goods	54.1	51.5
Commissions	13.4	12.2
Technical services	28.9	29.8
Handling services	11.6	13.4
Aircraft lease	13.0	13.0
Revenue from service provider charges	8.2	8.5
Other	5.2	4.0
	134.4	**132.4**

Sales of goods consist primarily of revenues from the Duty Free Shops, which were handled by TVW Travel Value Wien Betriebs GmbH & Co KG, and inflight sales. TVW was sold with effect from 01.01.2007. The commissions are primarily due to ticket sales for other airlines. The revenue from aircraft leasing of EUR 13.0m in the report period relates principally to the leasing of aircraft of the types A310, B737 and ERJ. The Other revenue item includes revenue from personnel leasing. Revenue from service provider charges and the corresponding lease of equipment is overwhelmingly attributable to TRAVIAUSTRIA.

9 » Other income

EURm	2006	2005
Result from disposal of non-current assets excluding financial assets	–3.2	7.4
Income from release of provisions	7.7	50.5
Income from charges to third parties	2.5	3.0
Rental income	3.6	0.9
Foreign currency gains	19.3	-
Damages	4.5	3.2
Other income	30.0	27.3
	64.4	**92.3**

The losses from the sale of tangible assets in 2006 are primarily attributable to the scrapping of rotables, while the sale of two Airbus A340-200 and two Canadair RJ, which were also settled in 2006, produced no significant book income. The book income in 2005 of EUR 7.4m was overwhelmingly the result of the sale of four MD-87, two MD-83 and wharf facilities and other buildings at the Technical Base in Schwechat. The reduction in Income from the release of provisions is primarily the result of the lower release of the provision for tickets issued but not used in previous years and other liabilities.

10 » Expenses for materials and services

EURm	2006	2005
Aircraft fuel	530.0	454.3
Landing and handling charges	274.5	284.0
En route charges	123.8	126.6
Aircraft parts	26.5	25.0
Subcontracted aircraft overhauls	69.5	48.1
Travel expenses of crew	33.7	33.6
Long-term aircraft lease	19.7	18.1
Short-term aircraft lease (ground transports, Blocked Space Agreements, etc.)	52.7	47.6
Expenditures on commissions	127.9	139.6
Passenger servicing	104.3	97.8
Passenger landing charges	188.4	169.9
Expenditure on reservation systems	53.7	46.5
Merchandise for resale	28.1	27.6
Other passenger related expenses	26.6	27.5
	1,659.4	**1,546.2**

The increase in the individual items of Expenses for materials and services results overwhelmingly from the expansion of production, with additional price increases in the price of aircraft fuel, passenger landing charges and expenditure on reservation systems also being reported throughout the year. The Aircraft parts item includes allocation of the valuation allowance for inventories of EUR 3.8m (preceding year's figure EUR 0.2m). The lower expenditure on commissions is a result of the reduction in the percentage of commissions granted to travel agencies.

11 » Personnel expenses

EURm	2006	2005
Wages and salaries	374.4	351.9
Severance payments and payments to an employee severance fund	61.5	16.1
Pensions	71.3	33.7
Compulsory social expenses	90.9	85.3
Other social expenses	13.2	15.1
	611.3	**502.1**

The rise in Personnel expenses is attributable to the increase in the average number of employees and salary adjustments in line with the collective agreement. In addition to this, a total of EUR 44.8m was put in reserve for severance payments in the area of Other non-current liabilities and EUR 36.5m for pensions for employees who leave the company in the course of the redimensioning of long-haul and accept the relevant offers of severance payments and pension provisions.

Average number of employees

	2006	2005
Austrian Airlines[1]	6,849	6,848
Tyrolean Airways	1,458	1,355
Slovak Airlines[2]	147	152
Other group employees	128	113
	8,582	**8,468**

1 incl. Lauda Air
2 incl. Bratislava Technik Center

The figure of 8,582 employees includes 30 blue-collar employees (36 in the previous year). This breakdown includes part-time employees on a proportionate basis of their working hours.

12 » Depreciation and amortisation

EURm	2006	2005
Depreciation intangible assets	8.9	10.6
Depreciation aircraft	263.9	275.6
Depreciation other tangible assets	11.8	19.5
Total scheduled depreciation	**284.6**	**305.7**
Impairment	9.2	32.1
	293.8	**337.8**

For a breakdown of the depreciation and amortisation and impairment amounting to EUR 293.8m (EUR 337.8m the previous year), see the respective entry in Notes (Note 18ff.) The reduction in Depreciation other tangible assets is the result of the sale of hangar facilities at the Technical Base and other buildings in Schwechat as at the end of 2005. The Impairment item includes EUR 5.0m (EUR 32.1m the previous year) for an aircraft of the Canadair RJ type that, although specified for disposal in the report period, was used in regular flight operations, and impairment of the goodwill of Slovak Airlines on the amount achievable.

13 » Other expenses

EURm	2006	2005
Other costs of premises and plant	69.4	58.4
Insurance	7.1	7.2
Advertising and representation expenses	29.7	30.3
Consultancy costs	10.1	11.8
Claims	1.4	0.5
Losses of receivables	10.2	2.4
Postage and telecommunications charges	4.9	5.4
Travel expenses of ground staff	6.8	6.8
Taxes (excluding taxes on income)	3.3	4.5
Support materials	13.3	14.8
Other material usage and purchased services	24.9	22.5
Foreign currency losses	–	28.5
Other expenses	6.2	6.6
	187.3	**199.7**

The increase in other costs of premises and plant is the result of the re-rental of hangar facilities and other buildings at the Technical Base in Schwechat, which were sold at the end of 2005. While the foreign currency liabilities and the balance sheet-related rate valuation as at the balance sheet day 2006 produced a profit of EUR 19.3m, reported under Other income, the assessment as at 31.12.2005 led to expenditure of EUR 28.5m, which was contained in Other expenses. The Other expenses item includes bank charges, various administrative cost and similar.

14 » Result from associates

The profit from associates of EUR 0.1m in the report period includes the contributions to the result made by the associates AirPlus, Gulet Touristik, TUI Austria and Ukraine International Airlines. For further details of relationships with other associates, please see Notes 22 and 39.

15 » Financial expenses and income

EURm	2006	2005
Income from other securities and other long-term financial assets	7.9	8.0
Other interest and similar income	17.8	20.6
Interest and similar financial expenses	–67.9	–72.6
	–42.2	**–44.0**

The fall in Other interest and similar income results on balance from the lower average stock of cash and cash equivalents and securities and the higher results due to the termination of lease transactions. The decrease in interest and similar financial expenses is due on balance both to the rise in interest rates as a result of the change in the composition of foreign currency liabilities – refinancing of variable interest in foreign currencies to fixed EUR rates – while the interest-bearing liabilities fell by EUR 263.8m compared to the preceding year's balance sheet value.

16 » Other financial expenses and income

EURm	2006	2005
Result from other equity interests	0.4	0.1
Income from sale of securities and loans	0.7	3.2
Result from securities and loans	–8.1	10.1
	–7.0	**13.4**

The reduction in the negative result from securities and loans is primarily because the value of investments held in foreign currencies stopped falling due to the exchange rate, appreciating in the previous year.

17 » Income taxes

Both incomes taxes paid or owed by the individual companies and deferred tax charge (income) are reported as income taxes.

EURm	2006	2005
Deferred tax income	–	1.9
Other income tax expenses	1.5	–0.2
	1.5	**1.7**

For a detailed breakdown of the assets and liabilities on which deferred tax income is based, please see Note 26. Income from Other income tax expenses in 2006 is the result of additional tax payments of corporation tax, while the previous year it included retrospective tax credits.

The effective income tax credit in the report period is as follows:

EURm	2006	2005
Result before taxes	–138.1	–129.6
Income tax expense (+)/income (–) applying the Austrian corporate income tax rate of 25%	–34.5	–32.4
Allocation (+)/cancellation (–) of valuation allowance tax losses carry forward	+43.5	+43.8
Effect of tax rates deviating from Austrian corporate income tax rate	–7.2	–9.3
Other	–0.3	–0.4
Effective tax income (–)/expense (+)	**+1.5**	**+1.7**

Tax expenses arising from changes in the value of financial instruments reported directly in shareholders' equity amount to EUR 0.2m. The tax expenses of Airest amounted to EUR 0.6m in 2005, and have been balanced in the result from operations held for sale.

Notes to the Consolidated Balance Sheet

18 » Intangible assets

EURm Acquisition costs	Industrial property rights and similar rights and licences	Goodwill	Negative goodwill (Badwill)	Advance payments	Total
Balance 1.1.2006	80.6	13.3	–	–	93.9
Additions	6.7	–	–	–	6.7
Disposals	0.6	–	–	–	0.6
Reclassifications	0.7	–	–	–	0.7
Balance 31.12.2006	87.4	13.3	–	–	100.7
Depreciations					
Depreciation charge for the year scheduled	8.9	–	–	–	8.9
Impairment	–	4.2	–	–	4.2
Accumulated depreciation and impairment	72.3	9.1	–	–	81.4
Book value 31.12.2006	**15.1**	**4.2**	**–**	**–**	**19.3**
Book value 1.1.2006	**16.7**	**8.4**	**–**	**–**	**25.1**

EURm Acquisition costs	Industrial property rights and similar rights and licences	Goodwill	Negative goodwill (Badwill)	Advance payments	Total
Balance 1.1.2005	83.5	9.1	–1.6	–	91.0
Additions	7.0	4.2	–	–	11.2
Disposals	9.9	–	–1.6	–	8.3
Balance 31.12.2005	80.6	13.3	–	–	93.9
Depreciations					
Depreciation charge for the year scheduled	10.6	–	–	–	10.6
Impairment	–	–	–	–	–
Accumulated depreciation and impairment	63.9	4.9	–	–	68.8
Book value 31.12.2005	**16.7**	**8.4**	**–**	**–**	**25.1**
Book value 1.1.2005	**21.3**	**4.2**	**–1.6**	**–**	**23.9**

The estimated useful lives defined in Note 3 were applied in the case of all intangible assets. Additions refer to the purchase of rights for the improvement and expansion of information systems, as well as goodwill from the purchase of Slovak Airlines (EUR 4.2m) in 2005.

In the capitalised goodwill, the test for possible impairment required according to IFRS 3 produced a need for depreciation at Slovak Airlines of EUR 4.2m in 2006. See Note 3 for further details of the calculations used in the test. Existing negative goodwill as at 01.01.2005 of EUR 1.6m was amortised in 2005, affecting the result.

19 » Aircraft

EURm Acquisition costs	Aircraft	Reserve engines, spare parts and equipment	Advance payments and assets under construction	Total
Balance 1.1.2006	3,720.5	200.7	51.4	3,972.6
Additions	146.6	8.1	20.2	174.9
Disposals	201.6	7.8	–	209.4
Reclassifications	40.7	–18.0	–22.7	–
Balance 31.12.2006	3,706.2	183.0	48.9	3,938.1
Depreciations				
Depreciation charge for the year scheduled	246.4	17.5	–	263.9
Impairment	5.0	–	–	5.0
Accumulated depreciation and impairment	1,712.2	90.7	2.0	1,804.9
Book value 31.12.2006	**1,994.0**	**92.3**	**46.9**	**2,133.2**
Book value 1.1.2006	**2,102.6**	**122.3**	**49.5**	**2,274.4**

EURm Acquisition costs	Aircraft	Reserve engines, spare parts and equipment	Advance payments and assets under construction	Total
Balance 1.1.2005	3,682.9	211.0	91.8	3,985.7
Additions	239.8	12.0	22.6	274.4
Disposals	265.2	22.3	–	287.5
Reclassifications	63.0	–	–63.0	–
Balance 31.12.2005	3,720.5	200.7	51.4	3,972.6
Depreciations				
Depreciation charge for the year scheduled	256.3	18.9	0.3	275.5
Impairment	32.1	–	–	32.1
Accumulated depreciation and impairment	1,617.9	78.4	1.9	1,698.2
Book value 31.12.2005	**2,102.6**	**122.3**	**49.5**	**2,274.4**
Book value 1.1.2005	**2,116.9**	**135.9**	**89.8**	**2,342.6**

A total of EUR 154.7m was spent on the acquisition of aircraft, reserve engines, rotables and modifications. In the medium-haul segment, one A319 and one B737-800 were purchased. In addition to this, EUR 70.3m was capitalised from significant aircraft overhauls. Additions related to the advance payments for aircraft and assets under construction totalling EUR 20.2m relate principally to items of equipment required for the planned conversion of the interiors of aircraft in the long-haul segment. Disposals of aircraft relate primarily to the sale of two A340-200 and two Canadair RJ.

Due to the impairment test carried out on the aircraft fleet, there is no requirement for impairment to a lower recoverable value for the aircraft employed in the longer term. In detail, calculation is performed on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.0% (5.0% the previous year) has been set for the purposes of calculation. For the cash flows of the periods from 2011, which lie outside the limits of the calculations of the current corporate plan, the cash flow for the year 2010 was measured and escalated by 1.75% per annum. Because the book values of those aircraft and spare parts specified for disposal but in regular flight operation until that time were above the market values minus disposal costs, impairments were recognised amounting to EUR 5.0m (EUR 32.1m the preceding year). Due to the redimensioning of long-haul, there was no need for impairment in the aircraft no longer being considered in the fleet plan.

20 » Other tangible assets

EURm Acquisition costs	Land and buildings	Plant and machinery	Fixtures, plant and office equipment	Advance payments and assets under construction	Total
Balance 1.1.2006	84.5	19.3	99.2	4.8	207.8
Additions	1.7	0.5	9.1	3.4	14.7
Disposals	2.0	0.1	1.6	0.1	3.8
Reclassifications	0.1	–	3.5	–4.3	–0.7
Balance 31.12.2006	84.3	19.7	110.2	3.8	218.0
Depreciations					
Depreciation charge for the year scheduled	2.4	1.0	8.3	–	11.7
Accumulated depreciation and impairment	53.2	16.9	90.0	–	160.1
Book value 31.12.2006	**31.1**	**2.8**	**20.2**	**3.8**	**57.9**
Book value 1.1.2006	**33.0**	**3.3**	**16.1**	**4.8**	**57.2**

EURm Acquisition costs	Land and buildings	Plant and machinery	Fixtures, plant and office equipment	Advance payments and assets under construction	Total
Balance 1.1.2005	273.1	17.8	93.0	6.2	390.1
Additions	3.4	1.5	5.9	3.1	13.9
Disposals	192.0	–	2.0	2.2	196.2
Reclassifications	–	–	2.3	–2.3	–
Balance 31.12.2005	84.5	19.3	99.2	4.8	207.8
Depreciations					
Depreciation charge for the year scheduled	8.9	1.3	9.3	–	19.5
Accumulated depreciation and impairment	51.5	16.0	83.1	–	150.6
Book value 31.12.2005	**33.0**	**3.3**	**16.1**	**4.8**	**57.2**
Book value 1.1.2005	**136.1**	**3.2**	**17.8**	**6.2**	**163.3**

Additions in 2006 reported as plant equipment are primarily attributable to new purchases for the improvement of IT infrastructure.

Disposals in 2005 essentially relate to the sale of hangar facilities and other buildings at the Technical Base in Schwechat, which were leased back in the course of an operating lease agreement with an unspecified term.

21 » Leased assets

The item Aircraft and other tangible assets also includes leased assets that, due to the substance of the lease agreements, are treated as finance leases although there is no legal ownership by the Group. At the end of the report period, this included 39 used aircraft – two A340, one A330, four A321, four A320, seven A319, three B777, three B767, nine B737, two DH8-300, one F70 and three ERJ. 101 aircraft with a total book value of EUR 1,931.1m, as well as the deposit payments, are pledged within financing agreements to the benefit of the financing institutions or – in the case of finance leases – represent the property of the financing institutions or project companies. Junior liens (Hyperocha) also serve as a security for credit lines. The total amount of leased assets, which are attributable to the beneficial ownership of the Group according to IAS 17 (Accounting for Leases), is as follows:

EURm Acquisition costs	Leased aircraft and reserve engines	Leased buildings
Balance 1.1.2006	1,687.5	10.1
Additions/Reclassifications	634.4	–
Disposals	330.8	–
Balance 31.12.2006	1,991.1	10.1
Depreciations		
Depreciation charge for the year scheduled	140.7	0.2
Accumulated depreciation	701.3	3.4
Book value 31.12.2006	**1,289.8**	**6.7**
Book value 1.1.2006	**1,072.5**	**6.9**

EURm Acquisition costs	Leased aircraft and reserve engines	Leased buildings
Balance 1.1.2005	939.6	10.1
Additions/Reclassifications	905.2	–
Disposals	157.3	–
Balance 31.12.2005	1,687.5	10.1
Depreciations		
Depreciation charge for the year scheduled	105.9	0.2
Accumulated depreciation	615.0	3.2
Book value 31.12.2005	**1,072.5**	**6.9**
Book value 1.1.2005	**521.2**	**7.1**

For further details of leasing obligations, see Note 35.

22 » Investments in associates, securities and loans

The book value of investments in associates, which were balanced at equity, is EUR 12.8m. For further details of the relationships to associated companies, see Note 39.

The stock of securities primarily includes fixed and variable interest-rate loans from both domestic and international issuers. The interest rates on the balance sheet date ranged between 3.35% and 6.50%. The average effective interest rate yield in the report period was 4.99% (3.89% in the previous year). For securities not listed on the stock exchange, the market value disclosed by the custodian bank has been recognised. On the total stock of securities with a book value of EUR 58.3m as at 31.12.2006 (EUR 149.4m the previous year), EUR 58.3m was not freely available and primarily served as additional securities within the scope of aircraft financing.

EURm	2006	2005	2006	2005
	held-to-maturity		available-for-sale	
Quoted on stock exchange	32.2	62.6	3.7	31.2
Not quoted on stock exchange	22.4	30.1	–	25.5
	54.6	**92.7**	**3.7**	**56.7**

EUR 2.7m was accumulated in interest on securities held-to-maturity in the report period.

The following table compares the book and market values of the securities that are held to maturity:

EURm	31.12.2006	31.12.2005
Book value	54.6	92.7
Market value	54.6	93.1
Unrealised profit/loss	**–**	**0.4**

The Other loans item overwhelmingly represents deposit payments for aircraft financing.

23 » Inventories

Inventories, which total 49.8m, consist of technical commodities required and purchased for use in servicing the fleet, goods for inflight sale and in Duty Free shops and other merchandise. Valuation allowances of EUR 25.5m (EUR 21.7m the previous year) were deducted as at 31.12.2006. Expenses arising from the allocation of the valuation allowance of EUR 3.8m (EUR 0.2m the previous year) are reported in Expenses on materials..

EURm	31.12.2006	31.12.2005
Operational supplies and consumables	41.3	45.7
Goods for sale and other merchandise	8.5	12.2
	49.8	**57.9**

24 » Trade receivables

Due within one year

EURm	31.12.2006	31.12.2005
Trade receivables	152.8	178.2

In principle, trade receivables are interest-free and the overwhelming majority have a term of up to 30 days. The receivables in their given state as at 31.12.2006 included EUR 13.4m in USD, EUR 4.2m in DKK, EUR 4.0m in INR, EUR 3.7m in JPY and EUR 3.6m in AUD.

As at 31.12.2006, valuation allowances amounted to EUR 10.5m (EUR 10.5m the previous year). Trade receivables refer primarily to agents and credit card companies in Austria and abroad, other airlines and airmail authorities. The reported book values of the monetary assets described in these items correspond to their market values.

Of the receivables as at 31.12.2006, EUR 62.9m (EUR 50.6m the previous year) is ceded as securities for a rediscount financing.

25 » Other current assets

Due within one year

EURm	31.12.2006	31.12.2005
Other accounts receivable	13.1	44.2
Prepaid expenses	14.3	20.1
	27.4	**64.3**

Due after more than one year

EURm	31.12.2006	31.12.2005
Other accounts receivable	18.7	34.4
Prepaid expenses	12.4	39.8
	31.1	**74.2**

As at 31.12.2006, valuation allowances amounting to EUR 1.7m were made on Other current assets (EUR 1.5m the previous year). Other non-current assets also include accrued interest income of EUR 1.8m (EUR 2.6m the previous year). The reported book values of the monetary assets described in these items correspond to their market values. The Accrued expenses item mainly consists of maintenance expenses and rental payments made in advance.

26 » Deferred tax assets

The deferred tax assets reported in the balance sheet are based on the following temporary differences between the carrying amounts for IFRS financial reporting purposes and the tax base. The deferred tax assets were reported subject to application of the 25% tax rate valid in Austria as of 01.01.2005.

EURm	31.12.2006	31.12.2005
Tax loss carry forward	316.3	275.4
Assets (primarily aircraft) and associated financing liabilities	52.4	112.2
Provisions for pension obligations	125.1	119.1
Provisions for severance payments	108.5	109.9
Provisions for anniversary bonuses	7.2	6.2
Provisions for additional depreciation	-9.7	-25.6
Other provisions	-28.4	-1.7
Untaxed reserves	-35.8	-40.5
Other liabilities	-149.7	-173.5
Other temporary differences	-2.7	-0.7
Tax base	**383.2**	**380.8**
Deferred tax assets	**95.8**	**95.2**

The deferred tax on tax loss carry forwards was carried as an asset insofar as these can probably be charged with future tax-related income. According to Austrian tax law, no time restrictions exist with regard to the consumption of tax losses carried forward. Due to maturity considerations in connection with the duration of the settlement of future tax-related income, no deferred taxes were accounted for tax loss carry forwards amounting to EUR 323.3m. No deferred taxes were accounted for profits of A.L.F., which are not intended for distribution.

27 » Long-term assets/liablities of disposal group classified as held for sale

As at 31.12.2006, these essentially result from the respective assets and debts of TVW Travel Value Wien Betriebs GmbH and TVW Travel Value Wien Betriebs GmbH & Co KG, which operated the Duty Free sales handled by the Austrian Airlines Group at Vienna Airport until 31.12.2006, which was reported in the Other services segment. As at 31.12.2006, the assets of this subsidiary including goodwill acquired amounted to EUR 13.6m, while the debt attributable to the company was EUR 3.9m. The company generated revenue of EUR 44.2m in the financial year 2006, its total expenses were EUR 38.4m and it achieved a profit before tax of EUR 9.3m. The companies being held for sale are not in a relinquished business segment in the sense of IFRIC 5, as a result of which the income and expenditure in the relevant items of the Income Statement have been reported within the framework of the continued business segments. As this is a limited company, the limited partnership interest has been balanced with the tax-related losses of the limited partner, as a result of which no income tax expenditure accumulated; as at 31.12.2006, the company was reporting a balance sheet total of EUR 13.6m. The business activities of TVW were insignificant for the Group in tems of revenue and costs. The company was able to increase its revenue by 7.5% compared to the previous year due both to the increase in the numbers of passengers departing from Vienna and the higher revenue per invoice. TVW Travel Value Wien Betriebs GmbH & Co KG was sold by mutual agreement as at 01.01.2007 and is leaving the scope of consolidation.

Last year, the "Long-term assets/liabilities of disposal group classified as held for sale" item resulted from the non-current assets of the subsidiary Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H..

The Group acquired the remaining 65% of shares in this company on 13.05.2005 with the intention of disposing of all its shares. As a result, this company was reported in the balance sheet as at 31.12.2005 according to the provisions of IFRS 5. The assets of this subsidiary as at 31.12.2005 including the goodwill acquired amounted to EUR 42.0m, while the debt attributable to the company is EUR 18.6m. The company generated revenue of EUR 70.8m in the financial year 2005, its total expenses were EUR 72.3m and it achieved a profit before tax of EUR 2.4m. Related income tax expenses amounted to EUR 0.6m; as at 31.12.2005, the company reported a balance sheet total of EUR 23.6m. The profit of EUR 9.7m resulting from the sale of the company as at 01.01.2006 is reported in the "Result from operations held for sale" item. The total disposal price was EUR 31.1m and was transferred in full; cash on hand and at bank of EUR 8.6m was used in the course of the disposal.

28 » Liquide Mittel

EURm	31.12.2006	31.12.2005
Bank deposits and cash stocks	37.2	40.7
Fixed deposits	478.9	80.1
Total cash on hand and at bank according to Consolidated Balance Sheet	**516.1**	**120.8**
Bank deposits and cash stocks in investments specified for disposal	6.4	8.6
	522.5	**129.4**

On the balance sheet date, EUR 14.6m (EUR 5.9m the previous year) of the stock of cash on hand and at bank reported according to the consolidated balance sheet was pledged as securities.

The following table shows the book and market values of the securities on current assets as of the balance sheet date:

EURm	31.12.2006	31.12.2005
Book value	516.1	120.8
Market value	516.1	120.8

The following is a breakdown of bank deposits by currency:

EURm	31.12.2006	31.12.2005
EUR	466.0	103.3
USD	36.4	3.6
CHF	0.4	0.3
JPY	0.2	0.5
Other currencies	13.1	13.1
	516.1	**120.8**

29 » Issued share capital

On the strength of the resolution of the Extraordinary General Meeting of Shareholders held on 02.11.2006, a simplified capital reduction was used to reduce shareholders' equity by EUR 145.2m, from its previous level of EUR 247.2m to EUR 102.0m, by lowering the amount as a proportion of total shareholders' equity per share to cover a balance sheet loss otherwise reported in the individual conclusion prepared in accordance with the Austrian Commercial Code. The authorisation by the Board of Management of 22 May 2006 to increase shareholders' equity by up to EUR 123.6m by 12.08.2011 at the latest with the issue of up to 17 million unit shares in exchange for a cash injection was revoked at this General Meeting of Shareholders.

A resolution was also reached to use an ordinary increase to increase the reduced shareholders' equity against a cash payment by up to EUR 204.0m through the issue of up to 68 million new shares with profit entitlement made out in the holder's name from 01.01.2006 at the minimum issue amount of EUR 3.00 per share (proportionate amount of shareholders' equity). The Board of Management was authorised to determine the more detailed conditions of this capital increase with the consent of the Supervisory Board. The capital increase went ahead with an issue volume of 51,680,000 shares at an issue price of EUR 7.10 per share, and was entered in the company register at the beginning of December 2006. As a result of these changes, the total shareholders' equity of Austrian Airlines AG as at 31.12.2006 is EUR 257.0m, and is divided into 85,680,000 unit shares.

The shares of the company are listed on the Prime Market of the Vienna Stock Exchange.

In the Ordinary General Meeting of 8 May 2002, authorisation was given to buy back up to 10% of the issued share capital, subject to a time restriction of 18 months. In 2002, the authorisation was used to buy back 5% of the shareholders' equity, and 1.7 million shares bought back to put in place a 'Share Purchase Option Programme' for managers. The repurchase value of EUR 14.8m has been balanced as part of the reserves.

The net loss for the year is recorded under accumulated results. The sums gained from the simplified capital reduction and the associated lowering of the reserves have been reported in the accumulated results. In accordance with IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries), minority interests are recorded in the Consolidated Balance Sheet as a separate line item from the shareholders of Austrian Airlines AG.

In accordance with IAS 39, the stock of reserves results from the valuation on the balance sheet date of the 'available-for-sale' securities and the valuation of the cash flow hedges.

30 » Reserves

The composition and development of the reserves are disclosed in the Statement of Changes in Shareholders' Equity. Only the balance sheet capital of the parent company can be used for the payment of dividends. Due to the simplified capital reduction, payment of a dividend of more than 4% of the shareholders' equity will not be possible until the end of the financial year 2008 at the earliest.

The capital reserves of EUR 24.7m as at 31.12.2005 were reduced by EUR 14.5m to EUR 10.2m in the course of the simplified capital reduction; due to the capital surplus from the ordinary capital increase of EUR 211.8m, minus the associated issue costs of EUR 18.3m, there was an increase of EUR 193.5m to EUR 203.7m. Restrictions are in place with regard to any potential distribution for the capital reserves.

31 » Provisions

Long-term provisions EURm	31.12.2005	Utilised	Unused	Arising during the year	31.12.2006
Provisions for severance payments	110.5	-15.3	–	14.1	109.3
Provisions for pension obligations	131.3	-16.1	–	59.5	174.7
Provisions for anniversary bonuses	26.8	-1.1	–	4.4	30.1
	268.6	**-32.5**	**–**	**78.0**	**314.1**

According to IAS 19 (Employee Benefits), the valuation of provisions for employee benefits is determined under the 'Projected Unit Credit Method'. According to this method, the amount necessary for the accumulation of the full accrual is charged to the period to which the benefit growth is allocated. In the course of the redimensioning of the long-haul segment, employees were offered agreements concerning early terminations of their employment contracts. This relates to pilots, flight attendants and members of the commercial/technical staff. The resultant additional severance and pension expenditure of EUR 81.3m is reported in Personnel expenses as expenses on pensions (past service costs; reported in Pension provisions at EUR 36.5m) and Expenses on severance payments (reported in Other liabilities at EUR 44.8m).

The provisions for social capital show the following development:

The provisions have been calculated using the following actuarial assumptions:

- Biometric parameters: 'Rechnungsgrundlagen für die Pensionsversicherung AVÖ 1999–P (Angestellte)'
- Fluctuation: for severance payments and anniversary bonuses dependent upon age (flight attendants) between 0.0% and 15.0% and length of service (commercial/technical employees), between 0.0 and 20.0%; for pensions depending on age (with flight attendants), between 0.0 and 15.0% (same parameters the previous year);
- Age of retirement: earliest possible legally pensionable age in accordance with the 2004 Pension Reform (exception: Collective Agreement: pensionable age 61.5 years and ASVG pension – comparative calculation with 2004 Pension Reform) (as previous year, earliest possible legally pensionable age in accordance with 2004 Pension Reform);

Provisions social capital

EURm	Pension obligations 2006	Pension obligations 2005	Severance payments 2006	Severance payments 2005	Anniversary payments 2006	Anniversary payments 2005
Present value of obligations (funded) as 31.12. (DBO)	423.0	363.9	–	–	–	–
Present value of obligations (unfunded) as 31.12. (DBO)	15.6	16.7	114.6	117.4	30.1	26.8
Recoverable fair value of scheduled assets on 31.12.	-195.0	-181.3	–	–	–	–
Actuarial (losses)/profits not recorded as at 31.12.	-68.9	-68.0	-5.3	-6.9	–	–
Provisions as at 31.12.	**174.7**	**131.3**	**109.3**	**110.5**	**30.1**	**26.8**
Current length of service	11.6	16.9	8.6	9.7	3.1	1.0
Past service costs	36.5	–	–	–	–	–
Interest costs	18.7	17.5	5.5	4.9	1.3	1.3
Expected income from scheduled assets	-8.8	-8.2	–	–	–	–
Recorded actuarial loss	1.5	1.5	–	–	–	–
Annual expenses	**59.5**	**27.7**	**14.1**	**14.6**	**4.4**	**2.3**
Provisions as at 1.1.	131.3	120.8	110.5	102.4	26.8	25.6
Curtailment	–	–	-9.4	–	–	–
Annual expenses	59.5	27.7	14.1	14.6	4.4	2.3
Payments made	-16.1	-17.2	-5.9	-6.5	-1.1	-1.1
Provisions as at 31.12.	**174.7**	**131.3**	**109.3**	**110.5**	**30.1**	**26.8**
Expected income from scheduled assets	8.9	8.2	–	–	–	–
Actuarial (losses)/profits from scheduled assets	-4.0	-1.0	–	–	–	–
Actual income from scheduled assets	**4.9**	**7.2**	**–**	**–**	**–**	**–**

- Discount rate: fixed at 5.0% per annum taking into consideration the very long average terms (5.0% per annum the previous year);
- Salary increases: between 3.75% and 6.25% per annum, depending upon membership of collective agreement and level of remuneration, whereby increases incorporate estimated rates of inflation of 1.75% - 2.0% per annum and career assumptions dependent upon the collective agreement (same parameters the previous year);
- Pension increase: 0% for commercial/technical employees and 1.75% for inflight personnel, 2.0% for retired members of Board of Management, executives and widows (same parameters the previous year);
- Pension fund surplus: 5.0% for commercial/technical employees and inflight personnel for employees joining company before 31.03.2004, 5.5% for inflight employees of Austrian Airlines and Lauda Air joining Flight Operations New after 01.04.2004.

Contributory payments of EUR 6.2m (EUR 5.6m the previous year) were made for employees in contribution-based models. Performance-related pension fund contributions of EUR 19.9m will become due in the financial year 2007.

The pension fund has developed as follows over the past five years:

The increase in provisions for Unearned transportation revenue arising from flight documents sold and not used is attributable to the increased flight programme compared to the end of the previous year. The risk in measurement is defined by the scope of usage of flight services by the customer. The Other provisions item essentially includes provisions for risks arising from other operating and administrative costs such as advertising, operation and maintenance costs and other areas. (see table Short-term provisions)

The scheduled assets in the pension fund were invested as follows in the report period:

%	31.12.2006	31.12.2005
Euro shares	26.1	13.8
Non-euro shares	10.6	14.6
Euro bonds	62.2	71.6
Non-euro bonds	0.9	–
Property	0.2	–
	100.0	**100.0**

Pension obligations

EURm	2006	2005	2004	2003	2002
Present value of obligations as 31.12. (DBO)	438.6	380.6	353.6	327.7	297.9
Recoverable fair value of scheduled assets on 31.12.	–195.0	–181.3	–166.9	–142.3	–122.5
Actuarial (losses)/profits not recorded as at 31.12.	–68.9	–68.0	–65.9	–59.5	–42.0
Provisions as at 31.12.	**174.7**	**131.3**	**120.8**	**125.9**	**133.4**

Severance payments

EURm	2006	2005	2004	2003	2002
Present value of obligations as 31.12. (DBO)	114.6	117.4	103.4	79.5	82.0
Recoverable fair value of scheduled assets on 31.12.	–	–	–	–	–
Actuarial (losses)/profits not recorded as at 31.12.	–5.3	–6.9	–1.0	0.1	–6.0
Provisions as at 31.12.	**109.3**	**110.5**	**102.4**	**79.6**	**76.0**

Anniversary payments

EURm	2006	2005	2004	2003	2002
Present value of obligations as 31.12. (DBO)	30.1	26.8	25.6	17.5	14.2
Recoverable fair value of scheduled assets on 31.12.	–	–	–	–	–
Actuarial (losses)/profits not recorded as at 31.12.	–	–	–	–	–0.6
Provisions as at 31.12.	**30.1**	**26.8**	**25.6**	**17.5**	**13.6**

Short-term provisions

EURm	31.12.2005	Utilised	Unused	Arising during the year	31.12.2006
Unearned transportation revenue arising from flight documents sold and not yet used	123.1	–89.4	–3.0	109.6	140.3
Provisions for valuation risks	8.0	–5.3	–1.0	–	1.7
Provisions for arising from frequent flyer programmes obligations	1.5	–1.3	–0.2	1.1	1.1
Provisions for plant projectsnot yet charged	2.8	–1.6	–0.3	3.5	4.4
Other provisions	30.1	–23.3	–3.2	28.5	32.1
	165.5	**–120.9**	**–7.7**	**142.7**	**179.6**

32 » Interest-bearing liabilities

Non-current interest-bearing liabilities

EURm	31.12.2006	31.12.2005
Bonds issued	37.3	38.6
Amounts owed to banks	682.9	495.8
Lease liabilities	546.9	791.9
	1,267.1	**1,326.3**

Current interest-bearing liabilities

EURm	31.12.2006	31.12.2005
Amounts owed to banks	116.9	268.2
Lease liabilities	148.0	201.3
	264.9	**469.5**

The bonds issued consist exclusively of a bond in CHF bearing interest of 5 3/4% amounting to CHF 60.0m, which does not feature a limited term ('perpetual bond').

Amounts owed to banks also include rediscounting financing of EUR 58.1m with Österreichische Kontrollbank.

On balance, the reduction in Amounts owed to banks and Other liabilities is a result of new credits taken out in the course of the acquisition of new aircraft, minus the corresponding amortisations. New credits were taken out in the report period for the A319 and one B737 newly incorporated into the fleet, which were reported in the accounts at EUR 49.9m as at 31.12.2006.

The effective interest rate yield was 3.81% (3.51% the previous year).

For these liabilities, in accordance with standard practice in the industry, aircraft with a book value of EUR 1,931.1m (EUR 2,204.5m the previous year), securities with a book value of EUR 58.2m (EUR 134.4m the previous year) and cash on deposit with a value of EUR 14.6m (EUR 5.9m the previous year) were pledged as securities.

The following table contains the terms and conditions of interest-bearing liabilities, as well as their book values as at 31.12.2006:

EURm		EUR	USD	CHF	JPY	book value
Up to one year	of which fixed	136.1	–	9.4	10.4	155.9
	of which variable	83.6	9.9	15.5	–	109.0
After one year and up to two years	of which fixed	154.6	0.5	41.5	2.4	199.0
	of which variable	187.7	12.7	6.7	–	207.1
After two years and up to three years	of which fixed	110.3	1.2	–	2.4	113.9
	of which variable	111.3	10.4	4.9	–	126.6
After three years and up to four years	of which fixed	84.9	3.2	–	11.9	100.0
	of which variable	18.2	–	4.1	–	22.3
After four years and up to five years	of which fixed	83.5	23.9	–	–	107.4
	of which variable	20.0	71.3	3.9	–	95.2
More than five years	of which fixed	234.4	–	37.3	–	271.7
	of which variable	19.2	4.2	0.5	–	23.9
		1,243.8	**137.3**	**123.8**	**27.1**	**1,532.0**

Liabilities in USD are covered by hedging transactions and stocks of securities and cash on deposit in USD amounting to EUR 154.9m (EUR 164.7m the previous year).

33 » Other liabilities

Other non-current liabilities

EURm	31.12.2006	31.12.2005
Other liabilities	7.0	8.1
Accrued income	16.0	19.4
	23.0	27.5

Other current liabilities

EURm	31.12.2006	31.12.2005
Advances received from customers	4.3	4.2
Trade accounts payable	194.7	193.9
Liabilities relating to personnel costs	114.8	57.6
Liabilities relating to other taxes	5.1	25.3
Liabilities relating to social security	7.5	7.3
Other liabilities	33.6	50.7
Accrued income	7.9	15.1
	367.9	354.1

Trade accounts payable essentially result from flight operations and from sales commissions not yet charged in Austria and abroad. Personnel accounts payable essentially result from provisions for holidays, increased efficiency credits, partial retirement credits, target achievement bonuses and similar that have not yet been used; as at 31.12.2006, additional handling obligations of EUR 44.8m resulting from the redimensioning of long-haul were also reported in this item.

Other liabilities include various liabilities from interest charges, passenger charges, etc.

34 » Contingencies

Guarantees and contingencies amounting to EUR 385.6m relate primarily to contingencies arising from sale-and-lease-back agreements set up for the scheduled repayment of liabilities and offset with the appropriate deposits, as well as guarantees referring to aircraft financing, the majority of which are reported as liabilities in the balance sheet. On the basis of the profit and loss transfer agreement already concluded and the Production Company Concept, the Group parent company bears the capacity and currency risks of the operating subsidiary companies with immediate effect.

Contingent liabilities

EURm	31.12.2006	31.12.2005
Guarantees from aircraft financing	372.6	247.0
Other contingent liabilities	13.0	7.1
	385.6	254.1

35 » Other financial obligations

EURm	31.12.2006	31.12.2005
Order commitments for aircraft incl. advance payments	338.9	276.9
Order commitments for other planned investments	108.3	103.0
Other	129.9	29.2
	577.1	409.1

The order commitment relates to one aircraft of the type Boeing 777 and essential aircraft overhauls that have been capitalised as at 31.12.2006; the Other item includes long-term obligations in the catering field.

Operating Lease Commitments – Austrian Airlines Group as lessee

EURm	2006	2005
Up to one year	32.7	45.5
After one year and up to five years	112.3	159.1
More than five years	195.8	215.3
	340.8	419.9

The company concluded operating lease agreements as the operating lessee for two aircraft of the type B767, one aircraft of the type B737 and one aircraft of the type A330 with terms until 2012, as well as for hangar facilities and other buildings at the Technical Base in Schwechat with an unspecified term, and other commercial machinery and equipment and vehicles with terms of between one and twenty years. Although the contracts end immediately after expiry of the contractual term as a rule, tenancy extension options exist in some cases. Payments of EUR 19.7m arising from leasing relationships were reported in the report period, having an effect on the result.

Operating Lease Commitments – Austrian Airlines Group as lessor

EURm	2006	2005
Up to one year	7.6	10.7
After one year and up to five years	11.4	12.7
More than five years	9.0	12.5
	28.0	35.9

The company concluded lease agreements as the lessor for one aircraft of the type A310, three B737 and three ERJ. The agreements had terms of up to one year and featured extension options.

Finance Lease Commitments - Austrian Airlines Group as lessee EURm	2006 Total minimum lease payments	2006 Present value of minimum lease payments	2005 Total minimum lease payments	2005 Present value of minimum lease payments
Up to one year	157.1	148.0	243.8	233.1
After one year and up to five years	479.0	391.6	562.3	484.1
More than five years	222.6	155.3	365.9	263.6
Total minimum lease payments	**858.7**	**694.9**	**1,172.0**	**980.8**
Less amounts representing finance expenses	**–163.8**		**–191.2**	
Present value of minimum lease payments	**694.9**		**980.8**	

The company concluded finance lease obligations as the lessee with terms ranging between one and sixteen years for 39 aircraft and one hangar building. The majority of the contracts feature fixed leasing rates and purchase options at the end of the lease term. While the contracts can be extended on the part of the lessee, they cannot be terminated. The expected minimum lease payments based on permanent tenancies for aircraft being held by the Group as a Finance Lease are EUR 20.9m.

Finance Lease Commitments - Austrian Airlines Group as lessor EURm	2006 Total of investing	2006 Present value of finance lease commitments	2005 Total of investing	2005 Present value of finance lease commitments
Up to one year	2.7	2.5	3.0	2.8
After one year and up to five years	10.0	8.0	11.9	9.6
More than five years	12.4	6.6	16.0	8.1
Total of investing	**25.1**	**17.1**	**30.9**	**20.5**
Less amounts representing finance expenses	**–8.0**		**–10.4**	
Present value of finance lease commitments	**17.1**		**20.5**	

The company concluded finance lease agreements as the lessor for one aircraft of the type B737 and one Dash-8/300 with terms to 2017, the majority of which include fixed lease rates and purchase options at the end of the term. While the contracts can be extended on the part of the lessee, they cannot be terminated.

36 » Hedge policy and financial derivatives

As a globally active company, the Austrian Airlines Consolidated Group is routinely exposed to fluctuations in prices, interest rates and exchange rates. In recognition of this fact, it is company policy, subject to precise observation of the existing risk positions and market trends, to balance any such risks internally as far as possible; to control net positions in such a way as to produce the optimum effect on net income; and to hedge open positions wherever this is deemed useful.

Risk management system

Because it is in the international aviation sector, the Austrian Airlines Group operates in a complex economic environment in which conditions are constantly changing and experiences a range of types of risk as a result. To ensure that it continues to enjoy long-term success under such conditions, the company has put in place a system of targeted management of risks and opportunities.

The strategy of the Austrian Airlines Group is based on the basic principles of value-oriented corporate management. This means that the Group is ready to accept commercial risk as long as the business activities undertaken and resultant additional income opportunities can reasonably be expected to produce an increase in the value of the company.

The Austrian Airlines Group uses a system of risk management organised according to a decentralised concept, featuring a single risk manager and eight decentralised risk coordinators to cover all divisions of the Board of Management. The central risk management office is responsible for the (ongoing) conceptual development, implementation and maintenance of the Group-wide risk management system of the Austrian Airlines Group. A specialist department in its own right, the risk management office supports divisions and subsidiaries in tackling risk management issues. Essentially this support includes helping those divisions and subsidiaries to prepare and draw up risk definitions and analyses; deriving and subsequently coordinating risk improvement measures; and providing feedback on the data used. The risk management office is also responsible for writing risk management reports for the Board of Management.

Every division of the Board of Management and subsidiary has a risk committee whose responsibility it is to discuss the key risks in the respective field, check the plausibility of data collection and evaluation, and to examine the appropriateness of the measures taken to manage the risk. These risk committees consist of members of the Group Board of Management, executive management in the case of subsidiaries, the respective executives and risk coordinator in question.

The risk management of the Austrian Airlines Group is based on a systematic process of risk identification, evaluation and management covering the entire Group. This process, which takes place twice a year, guarantees that the relevant risks in the Group are acknowledged and that the measures necessary to overcome them are scrutinised thoroughly. The risk inventory of the Austrian Airlines Group generated as a result of this approach puts the Board of Management in a position to recognise difficult developments at an early stage, before the Group is compromised in any way, and to implement countermeasures if necessary.

Foreign currency risk

Foreign currency risks are valued from both the 'cash flow at risk' and 'value at risk' perspectives, and are hedged and controlled with the objective of planning security and result optimisation. From a cash flow perspective, the USD position is relatively neutral when holdings of dollar-dependent currencies in the Group are taken into account, while in JPY surpluses exist from ticket sales in the Japanese market. On the assets side, the aircraft fleet represents a book value of around EUR 2.1 billion denominated in US dollars. According to IFRS, however, aircraft are not subject to 'mark to market' valuation and therefore cannot be used to offset liabilities in dollars. Due to the positive exchange rate trend for Austrian Airlines, liabilities held in Japanese yen were partly reduced. Financing surpluses exist in CHF, with the aim of using the favourable Swiss interest rate. A call option was sold on a short-term loan, with the premium received having been collected upon maturity of the option in September 2006. Where necessary, derivative instruments will continue to be used with first-class partners for the settlement of balances or the closing of open positions. As at 31.12.2006, hedging transactions existed using financial derivatives for the coverage of exchange rate and interest rate fluctuations. The market values of financial derivatives as reported in the following tables correspond to the particular price at which an independent third party would assume the rights and/or obligations from this financial instrument from the Austrian Airlines Group. The market values were determined on the basis of the market information available on the balance sheet date. Negative signs mean a possible obligation in a sale or a realisation of the item at the financial year-end. The following currency hedging, reported according to business types, exists in relation to banks and other financial institutions.

Currency hedging

EURm	Terms to	List price at settlement day	List price at 31.12.2006	Profit (+)/ loss (–)
USD 9,2m; Forward exchange purchase	23.11.2007	6.7	6.9	+0.2
				+0.2

Currency hedging

EURm	Terms to	List price at settlement day	List price at 31.12.2005	Profit (+)/ loss (–)
USD 118,5m; Forward exchange purchase	23.11.2007	96.6	99.3	+2.7
JPY 6,2bn; Forward exchange purchase	29.9.2006	44.3	45.3	+1.0
				+3.7

FX Swaps

EURm	Terms to	List price at settlement day	List price at 31.12.2006	Profit (+)/ loss (–)
USD 70,0m FX swap	14.3.2007	52.6	52.9	+0.3
USD 270,4m FX swap	6.7.2015	205.3	193.1	–12.2
		257.9	**246.0**	**–11.9**

FX Swaps

EURm	Terms to	List price at settlement day	List price at 31.12.2005	Profit (+)/ loss (–)
USD 70,0m FX swap	14.6.2006	83.0	83.8	+0.8
USD 270,4m FX swap	20.9.2006	57.8	57.5	–0.3
		140.8	**141.3**	**+0.5**

Fair Value valuation was used to the effect that banks performed valuation on the basis of recognised valuation models.

Ten currency swaps (foreign currency hedging at fixed agreed exchange rates) exist in the area of swap currency hedging. For further details, see the sections 'Effects of valuation of Cash Flow Hedges' and 'Effects of valuation of Fair Value Hedges'.

Interest rate risk

The programme to reduce interest rate risks was rigorously continued in 2006. At the end of 2006, the proportion of financing covered by fixed interest rates was around 61.4% (53.0% last year). As a result, the risks to the Group from fluctuations in interest rates have been suitably reduced.

New financing is principally concluded in EUR at fixed rates of interest; at the same time, hedging transactions amounting to approximately EUR 177.6m are in place that are counted as a EUR liability with fixed interest for the Group. Similarly, subsequent financing is converted into EUR with fixed interest rates, where the market allows. See Note 32 for details of the maturities of fixed-interest and variable interest-bearing liabilities.

Interest rate change risks

Change in expenses at +/– 0.1% interest rate change in EUR (000)	2006	2005
EUR	211.4	150.7
USD	11.3	84.7
CHF	20.1	25.7

Price risk
The price risks associated with the fuel price trend – fuel expenditure represents around 19.3% (17.5% the preceding year) of operating expenses – were partially hedged in 2004 by means of fixed price transactions ('swaps') on the basis of the crude oil price and fixed price transactions with a limited payout ('capped swaps'). This approach increases planning security and, although it cannot provide protection against persistent, long-term price increases, helped to absorb the impact of the sharp increase in oil prices in 2004. In such cases, there remains no alternative to coverage other than the appropriate increases in flight revenues and the temporary introduction of fuel surcharges. In the past, sharp increases in the price of oil were normally triggered by brief crises and tended to be relatively short-term in nature. The increase in the cost of kerosene in the report period once again deviated from the expectations of forecasters, once again rising significantly above the figure for the preceding year. The average jet fuel price, which stood at USD 562 per ton in 2005, rose to an average of USD 645 per ton in 2006, also exceeding the internal planning assumptions of the Austrian Airlines Group of USD 615 per ton. The trend was irregular over the year as a whole: while the kerosene price rose continually in the first half-year of 2006, reaching a new record level of more than USD 750 per ton at the beginning of the third quarter, September saw the price fall back to its level at the beginning of the year. Towards the end of the year, the kerosene price eventually stood at around USD 600 per ton.

The fuel hedging policy of the Austrian Airlines Group is based on a comprehensive assessment of all risks involved. The Group pursues a strategy of risk minimisation. In the past, the challenging financial situation of the company has left no room for manoeuvre in which to react to short-term price spikes. Following the recent successful capital increase, however, the Group is now considering taking measures to protect against the risk of price change within a defined hedging framework.

Risk of non-payment
In the majority of cases, the sale of passage and freight documents is handled via agencies within the sphere of influence of IATA. These agencies are overwhelmingly connected with country-specific clearing systems for the settlement of passage or freight sales. Individual agents are checked by the particular clearing houses. The credit risk from sales agents is relatively low due to their dispersion worldwide. Unless the agreements upon which a payment is based explicitly state otherwise, claims and liabilities arising between the airlines are usually settled on a bilateral basis or via a clearing house of the International Air Transport Association (IATA). Settlement takes place principally through the balancing of all receivables and liabilities at regular monthly intervals, which contributes to a significant reduction in the risk of non-payment and in the past stood at less than EUR 20m in a single month at the biggest partners. The maximum credit risk, albeit an unlikely one, includes trade receivables, securities and loans, as well as other current assets at the level of their book value. In individual cases, a separate security may be required in the particular payment agreement for other transactions, securities may be required or credit information/references obtained. Historical data from the business relationship up to that point, particularly in relation to payment behaviour, may be used in an effort to avoid non-payment. Recognisable risks are accounted for by valuation adjustments on receivables.

The credit risk from investments and derivative financial instruments arises from the danger of non-payment by a contractual partner. Since the transactions are concluded with contracting parties of the highest possible credit rating, the actual risk of non-payment is extremely low. Loans to contracting parties of less certain credit rating are only made if offset by assessable strategic advantages corresponding to the non-payment risk, or if securities are provided.

Liquidity risk
Liquidity in the Group is protected on the one hand by appropriate liquidity planning and on the other through the financing structure, high financial stocks and sufficient short-term credit facilities. Around 80% of interest-bearing liabilities have a due date of more than one year. As at 31.12.2006, liquid funds in the broader sense, consisting of securities on assets, bank deposits and cash stocks, totalled approximately EUR 574.4m, of which EUR 501.5m was freely available. As a result of suitable investment strategies, only costs at a justifiable level can be allocated to the holding of liquidity. As at 31.12.2006, the agreed credit lines were almost entirely exhausted.

Concrete financing measures were already being prepared as at the balance sheet date for the aircraft deliveries due in 2007, to ensure that these investments could also be financed in the long term. Despite the investment additions of EUR 189.6m, which also include expenses for capitalised major repairs amounting to EUR 70.3m, and despite the negative result in 2006, interest-bearing liabilities fell by EUR 263.8m compared to the previous year.

Effects of valuation of Cash Flow Hedges
Future payment streams as a result of financial liabilities and future rental obligations from operating lease commitments are hedged against the risk of change in the interest rate and against currency risk. Only swaps concluded with international banks of first-class creditworthiness are used for this purpose. The swaps represent all OTC transactions. The hedging transactions extend over terms ranging from one year to nine years.

The Group holds nine USD interest rate swaps, two JPY interest rate swaps and one CHF interest rate swap for the purpose of risk reduction from market rate behaviour.

Interest rate swaps

EURm	out of USD 31.12.2006	31.12.2005	out of JPY 31.12.2006	31.12.2005	out of CHF 31.12.2006	31.12.2005
Up to one year	27.2	37.4	10.4	4.1	3.7	3.8
After one year and up to five years	124.7	106.6	16.8	30.7	3.7	7.6
More than five years	53.4	53.6	–	–	–	–
	205.3	**197.6**	**27.2**	**34.8**	**7.4**	**11.4**

The market valuation of the swaps as at 31.12.2006 was EUR 1.6m.

The Group manages four forward transactions for the purpose of foreign currency hedging in the area of current aircraft leasing.

Forward transactions

EURm	out of JPY 31.12.2006	31.12.2005	out of USD 31.12.2006	31.12.2005
Up to one year	–	44.3	6.7	6.8
After one year and up to five years	–	–	–	6.7
More than five years	–	–	–	–
	–	**44.3**	**6.7**	**13.5**

The market valuation of these forward exchanges as at 31.12.2006 was EUR 0.2m.

In accordance with IAS 39, financial derivatives used to hedge the risks are reported in the balance subject to the Hedge Accounting regulations. In the area of Cash Flow Hedging, hedging transactions are valued at the Fair Value and the changes in value reported against the preceding period in the Cash Flow Hedge reserve (shareholders' equity) with no effect on profit. As at 31.12.2006, the value by which the shareholders' equity increased was EUR 1.8m. Proportional changes in volume or revaluations are then reported in or cancelled from the accounts on the balance sheet dates. EUR 28.9 (000) was rebooked from the Cash Flow Hedge reserve into the periodic result in the report period.

Effects of valuation of Fair Value Hedges

A liability bearing a fixed rate of interest is hedged against the Fair Value change by means of a swap. The only such swap used for this purpose was one concluded with an international bank of first-class creditworthiness. The swap represents an OTC transaction.

Both basic and hedging transactions were valued at the Fair Value and the change in value reported against the preceding period via the Income Statement, having an effect on the result.

The Group operates two currency swaps and one interest rate swap for the purpose of market value stabilisation and comparability of ongoing payments.

Swaps

EURm	Currency swaps 31.12.2006	31.12.2005	Interest rate swaps 31.12.2006	31.12.2005
Up to one year	–	–	–	3.5
After one year and up to five years	–	23.7	–	–
More than five years	–	–	–	–
	–	**23.7**	**–**	**3.5**

Embedded derivatives

In some financing, derivatives were incorporated into non-derivative basic contracts. In accordance with the provisions of IAS 39, these derivatives are classified as 'embedded derivatives' and valued with the basic contract on which they are based.

USD Embedded Derivatives

EURm	31.12.2006	31.12.2005
Up to one year	14.3	16.5
After one year and up to five years	111.5	57.9
More than five years	–	82.5
	125.8	**156.9**

Effectiveness measurement

The Group regularly measured the effectiveness of all its hedging transactions. Effectiveness was demonstrated in accordance with IAS 39 throughout the financial year 2006.

Other derivatives

The Group holds ten foreign currency swaps for the purpose of reducing the risk from changes in foreign currency exchange rates.

FX Swaps

EURm	out of USD 31.12.2006	31.12.2005	out of CHF 31.12.2006	31.12.2005
Up to one year	79.8	83.0	–	57.8
After one year and up to five years	124.7	–	–	–
More than five years	53.4	–	–	–
	257.9	**83.0**	**–**	**57.8**

The market value of the currency swaps as at 31.12.2006 was EUR –11.9m.

37 » Consolidated cash flow statement

The Cash Flow Statement of the Austrian Airlines Group is presented according to the indirect method. The Group's financial resources (for details of the figures involved, refer to Note 28) include cash, cheques and deposits with banks held as current assets with a maturity in general of less than three months. The effects of the change in the scope of consolidation are thereby eliminated and presented as a separate item. Financial income is presented as part of the investment activity. The interest paid is charged to financing activity.

The net cash flow from operating activity increased from EUR 259.8m to EUR 360.2 despite the increase in the loss before tax, primarily due to improvements in working capital; a stronger increase in provisions compared to the previous year and a reduction in receivables also played a particularly important role.

The net cash flow from investment activities, at EUR -2.0m, was above the figure for the previous year of EUR 81.2m. On balance, this trend is based on the fact that investments in 2006 – first and foremost from the delivery of one Airbus A319 and one Boeing B737-800, as well as capitalised essential aircraft overhauls – totalled EUR 194.7m, lower than the figure for the preceding year (EUR 293.4m, essentially from the purchase of three Airbus A319, two Boeing 737-800, two Dash-8/400 and downpayments and capitalised essential aircraft overhauls), with receipts of EUR 144.3m from the sale of securities, other loans and equity interests also above the figure for the previous of EUR 81.4m; on the other hand, receipts from the sale of tangible and intangible assets in 2006, which came to EUR 75.6m and essentially originated in the sale of two Airbus A340, were lower than the figure for the previous year of EUR 131.0m, which came from the sale of the hangar. EUR 20.9m was reported in expenditure from the purchase of subsidiaries minus the cash and cash equivalents acquired in 2005. The interest earned was EUR 15.3m, while the comparable figure for the previous year was EUR 28.3m. EUR 1.2m was invested in the report period that only became payable after the balance sheet date.

The net cash flow from financing activities totalled EUR 17.8m, while an outflow of EUR 97.3m was reported in the previous year; on balance, this trend is based on the fact that there was an inflow of EUR 348.6m from the capital increase, minus the associated costs, in the report period; offsetting this, the incorporation of funds in the course of aircraft deliveries, at EUR 169.9m, was lower than the previous year (EUR 251.1m), while the return of credits, at EUR 433.7m, also produced a higher outflow of funds than last year (EUR 276.1m). Interest paid in 2006 reached EUR 67.0m (EUR 72.3m in 2005).

On balance, the change in cash on hand and at bank, taking exchange rate differentials into account, produced an increase of EUR 395.3m to EUR 516.1m in 2006; an increase of EUR 52.8m to EUR 120.8m was reported the previous year.

38 » Segment reporting

Inter-Group services are charged on the basis of allocated costs without a mark-up. In light of the restructuring of the Group, new limitations and allocations in segment calculation may become necessary in future.

The primary reporting format by strategic business segment for the financial year 2006 is as follows:

EURm	Scheduled	Charter	Complementary services	Consolidation	Total
External sales	2,197.1	261.7	134.4	-	2,593.2
Intercompany sales	111.3	3.5	162.4	-277.2	-
Revenue	2,308.4	265.2	296.8	-277.2	2,593.2
Other income	58.8	7.0	3.8	-	69.6
Operating revenue	2,367.2	272.2	300.6	-277.2	2,662.8
Operating expenses	2,450.1	282.8	296.1	-277.2	2,751.8
EBITDAR[1]	240.8	30.5	5.9	-	277.2
Result from operating activities (EBIT) before associates	-82.9	-10.6	4.5	-	-89.0
Assets	2,695.6	8.8	1,358.2	-853.9	3,208.7
Liabilities	1,955.5	4.6	1,009.7	-545.9	2,423.9
Segment investments	120.4	0.1	74.2	-	194.7
Depreciation	199.3	0.2	85.1	-	284.6
Impairment	8.3	0.9	-	-	9.2
Other non-cash income	6.7	-	-	-	6.7

1 Result from operating activities (EBIT) before associates, before depreciation and rentals

Total expenditure on impairments in the report period was EUR 4.2m on goodwill and EUR 5.0m on aircraft specified for sale (EUR 32.1m the previous year), which was allocated on a proportionate basis to the scheduled services and charter segments.

The primary reporting format by strategic business segment for the financial year 2005 is as follows:

EURm	Scheduled	Charter	Complementary services	Consolidation	Total
External sales	1,998.4	262.1	132.4	–	2,392.9
Intercompany sales	106.2	2.3	124.0	–232.5	–
Revenue	2,104.6	264.4	256.4	–232.5	2,392.9
Other income	77.7	10.5	4.7	–	92.9
Operating revenue	2,182.3	274.9	261.1	–232.5	2,485.8
Operating expenses	2,272.1	289.9	256.3	–232.5	2,585.8
EBITDAR[1]	254.9	41.8	6.8	–	303.5
Result from operating activities (EBIT) before associates	–89.8	–15.0	4.8	–	–100.0
Assets	2,575.1	36.5	1,111.4	–523.7	3,199.3
Liabilities	2,079.8	2.1	986.1	–434.3	2,633.7
Segment investments	134.4	0.1	158.9	–	293.4
Depreciation	253.2	0.1	52.4	–	305.7
Impairment	32.1	–	–	–	32.1
Other non-cash income	44.8	0.6	0.1	–	45.5

1 Result from operating activities (EBIT) before associates, before depreciation and rentals

The secondary reporting format of revenue by strategic geographical segment (destinations) is as follows:

EURm	Scheduled 2006	Charter 2006	Scheduled 2005	Charter 2005
Austria	63.9	0.2	58.6	0.2
Switzerland	77.4	0.3	68.8	0.2
Germany	263.0	0.8	246.5	1.7
Scandinavia	115.2	1.4	86.8	1.9
Other Western Europe	236.7	16.5	229.0	16.3
Southern and South-Eastern Europe	198.8	154.2	184.6	121.9
Central Europe	261.4	6.0	224.6	7.3
Middle East	153.9	62.4	138.0	66.0
Africa	4.4	0.4	0.2	7.4
Asia/Oceania	626.6	4.7	579.4	15.9
North America	195.8	14.8	181.9	23.3
	2,197.1	**261.7**	**1,998.4**	**262.1**

As the assets can be allocated almost entirely to Austria, a regional breakdown has not been used.

39 » Related party transactions

EURm Associate		Sales to related parties 1-12	Purchases from related parties 1-12	Amounts owed by related parties 31.12.	Amounts owed to related parties 31.12.
Gulet Touristik	2006	98.1	–0.1	0.8	–0.1
	2005	99.0	–0.6	–	–4.4
TUI-Austria	2006	–	–	–	–
	2005	–	–	–	–
„AirPlus" Air Travel Card	2006	3.3	–9.5	0.8	–0.6
	2005	2.9	–6.2	0.7	–1.3
Ukraine International Airlines	2006	3.7	–2.2	0.2	–
	2005	2.7	–1.5	–	–1.2

Related party transactions
GULET Touristik GmbH & Co KG was unable to achieve its corporate goals due to the difficult market conditions (a collapse in demand in one if its main markets, Turkey, particularly at Magic Life). The company continues to be Lauda Air's key client in the charter segment. Revenue of EUR 373.3m (EUR 389.6m the previous year) and a result of EUR –6.8m were generated in 2006; the company's balance sheet total reached EUR 23.7m and debts amounted to EUR 24.2m as at 31.12.2006. Gulet employed an average of 200 people in the report period.

Despite the difficult environment, TUI-Austria Reiseveranstaltungs GmbH & Co KG exceeded its budgeted figures. In the financial year 2006, the company generated revenue of EUR 116.7m (EUR 109.1m the previous year) and a result of EUR 1.4m; the balance sheet total reached EUR 36.1m, and debts ran to EUR 32.9m as at 31.12.2006. An average of 50 people were employed at the company over the report period.

'AirPlus' Air Travel Card Vertriebsgesellschaft m.b.H. – the Austrian credit card specialist in company and credit cards – was able to continue building on its position as a specialist and market leader in travel management and card-based billing systems with its product portfolio of Diners Club, UATP and VISA. While the number of cards issued grew by 8.6%, the company succeeded in increasing its billing revenue by over 12.3% on the preceding year. All areas – the core segment of corporate clients, the road account and private clients – contributed double-digit growth rates. Revenue of EUR 25.2m (EUR 23.4m the previous year) and a result of EUR 1.3m, the same as the year before, were generated in 2006; the balance sheet total reached EUR 100.0m and debts amounted to EUR 90.8m as at 31.12.2006. The company employed an average of 78 people in the report period.

In the financial year 2006, Ukraine International Airlines (UIA) carried approximately 1,000,000 passengers on scheduled and charter services using its eleven B737 aircraft. UIA primarily connects Kiev with the key cities of Western Europe – Amsterdam, Barcelona, Berlin, Brussels, Frankfurt, Helsinki, Lisbon, London, Madrid, Milan, Paris, Rome, Vienna and Zurich – as well as Kuwait and Dubai. In the charter segment, the company operates flights in particular to destinations in Spain, Italy and Egypt. In Ukraine itself, UIA provides services to the cities of Donetsk, L'viv, Odessa und Simferopol. The company plans to expand its fleet and route network in the financial year 2007. The company generated provisional revenue of EUR 151.9m (EUR 129.8m the previous year) and a provisional profit of EUR 0.4m in 2006; the provisional balance sheet total reached EUR 52.3m (EUR 53.7 the previous year) and provisional debts amounted to EUR 27.0m as at 31.12.2006 (EUR 25.2m the previous year). The company employed an average of 1,060 people in the report period. An aircraft of the type Boeing 737 is being leased to UIA by means of a finance lease contract.

Proportionate losses of EUR 2.0m at companies balanced at equity have not been reported, as the equity interest book value is already depreciated to 'zero' in the Group.

Transactions with related persons
The fixed and performance-related components of the remuneration of the three current members of the Board of Management of Austrian Airlines AG and of Vagn Sørensen, the former Board of Management member who retired from office in 2006, are as follows (due to the result situation in 2006, our provisional calculation show a 38% reduction in the total possible earnings of the board of management in 2006. This means the performance-related proportion with a payment point of 2007 is just 24%, rather than the possible 100%):

EUR (000)	fixed[1]	2006 performance-related[2]	31.12.2006	fixed[1]	2005 performance-related[2]	31.12.2006
Alfred Ötsch[3]	334.0	-	334.0	-	-	-
Vagn Sørensen[4]	583.6	287.5	871.1	559.0	167.6	726.6
Josef Burger	346.3	93.9	440.2	309.4	108.6	418.0
Thomas Kleibl	379.4	102.3	481.7	336.0	117.9	453.9
Walter Bock[5]	-	-	-	324.0	154.3	478.3
	1,643.3	483.7	2,127.0	1,528.4	548.4	2,076.8

1 Includes benefits in kind and pension fund contributions
2 Relates to performance-related remuneration of the previous year
3 Relates to the period 1.4.2006-31.12.2006
4 Retired from the Board of Management in 2006
5 Retired from the Board of Management in 2005

Of this figure, EUR 81.8 (000) was assigned to pension fund payments (EUR 119.4 (000) in the previous year). In addition to this, EUR 136.0 (000) was assigned to pension provisions for the governing members of the Board of Management (EUR 305.1 (000) the previous year).

For an explanation of the Stock Option Plan and the number of options granted to the members of the Board of Management, see Note 41.

At the balance sheet date, the members of the Board of Management held the following stocks of shares:

Board of Management	31.12.2006	31.12.2005
Alfred Ötsch	28,940	-
Vagn Sørensen[1]	16,195	16,195
Josef Burger	18,862	8,862
Thomas Kleibl	23,786	13,786
Walter Bock[2]	-	8,862
Total owned shares	87,783	47,705

1 Retired from the Board of Management in 2006
2 Retired from the Board of Management in 2005, therefore no indication

EUR 962.4 (000) (EUR 995.8 (000) the previous year) was paid out in pension obligations to former members of the Board of Management and their surviving dependants. Members of the Supervisory Board received attendance fees and compensation for expenses totalling EUR 140.5 (000) (EUR 135.5 (000) the previous year).

40 » Long-term contractual relationships

Star Alliance

The principles of cooperation in the Star Alliance with regard to objectives, brand usage and mutual projects are documented in a 'Memorandum of Intent'. Details of the cooperation are regulated by bilateral framework agreements with the individual members of thr Star Alliance. These agreements have terms of up to ten years and regulate the particularly relevant cooperation projects, i.e. on the network, frequent flyer programme, etc. A joint venture is also in place with Lufthansa covering traffic between Austria and Germany.

DO&CO

The framework agreement concluded by Lauda Air with DO&CO Partyservice und Catering AG, to exclusively supply aircraft with inflight catering and other supplementary services, provides for first right of termination for the Austrian Airlines Group effective as of 31.12.2009. According to the contract, the minimum annual sales volume must be 865,000 meals, producing minimum revenue of approximately EUR 7.3m. A penalty of EUR 1.5m is to be paid should these figures not be reached. The current purchase volume amounts to approximately EUR 27.4m per annum.

41 » Stock Option Plan and stocks of shares

The key points of the Stock Option Plan introduced before 07.11.2002 are as follows:

- Those entitled to participate in the Stock Option Plan are the members of the Board of Management of Austrian Airlines, its Divisional Managers, Departmental Managers reporting directly to a member of the Board of Management and the Managing Directors or Chief Executive Officers of Lauda Air and Tyrolean.
- The prerequisite for participation is an own investment by the above-mentioned options holders, that is the purchase of shares in the company.
- The options to be granted are calculated as follows: the own investment amount is divided by the average closing price of the Austrian Airlines share on the Vienna Stock Exchange in the month of October 2001 on a euro basis. For each share determined in this way, the option holders receive 12 options. The option exercise price is the average exercise price of the Austrian Airlines share in the month of October 2001 (EUR 7.02).
- The prerequisites for the exercise of the options are an increase of 50% in the share price at the time of exercise compared to the average closing price of the Austrian Airlines share on the Vienna Stock Exchange in the month of October 2001 (option exercise price), and the achievement of positive 'Cash Value Added' (until February 2003, 'Economic Value Added') as defined by a ratio of ÖIAG.
- The participants can choose whether to exercise their options in the form of shares or a cash payment.
- The options can be exercised after a qualifying period of 2 years, and must be exercised within 4 years.
- The conditions for exercising the options were not met in 2006; no options were exercised, and no options expired.
- The number of options granted is divided up as follows:

Board of Management	31.12.2006	31.12.2005
Alfred Ötsch	–	–
Vagn Sørensen[1]	170,940	170,940
Josef Burger	119,664	119,664
Thomas Kleibl	119,664	119,664
Walter Bock[2]	119,664	119,664
Total Board of Management	**529,932**	**529,932**
Total management[3]	**917,828**	**952,016**
Total options granted	**1,447,760**	**1,481,948**

1 Retired from the Board of Management in 2006
2 Retired from the Board of Management in 2005
3 34 people in 2006

42 » Supervisory Board and Board of Management

The members of the Board of Management and the Supervisory Board in the report period were as follows:

Board of Management

Alfred Ötsch – *Chief Executive Officer (CEO since 01.05.2006)*
Vagn Sørensen – *Chief Executive Officer (CEO until 30.04.2006)*
Josef Burger – *Chief Commercial Officer (CCO)*
Thomas Kleibl – *Chief Financial Officer (CFO)*

Supervisory Board

Peter Michaelis, *Chairman (since 30.06.2006)*
Herbert Koch, *First Deputy Chairman*
Rainer Wieltsch, *Second Deputy Chairman (Chairman until 30.06.2006)*
Alfred Ötsch, *Second Deputy Chairman (until 28.2.2006)*
Alain D. Bandle
Erhard Schaschl
Walter Knirsch *(since 22.05.2006)*
Robert Büchelhofer *(since 22.05.2006)*
Carl Michel *(since 22.05.2006)*
Martine Dornier-Tiefenthaler *(until 22.05.2006)*
Johann Zwettler *(until 22.05.2006)*
Walter Rothensteiner *(until 22.05.2006)*

Delegated by the Works Council:
Alfred Junghans
Thomas Häringer *(since 11.01.2006)*
Wolfgang Hable
Michael Eder
Franz Pennauer *(from 11.01.2006 until 22.05.2006)*
Gabriele Millmann *(until 11.01.2006)*
Franz Marsak *(until 11.01.2006)*

43 » Earnings per share, proposed allocation of profit

Earnings per share are determined as the quotient from the net result for the period and the weighted average number of ordinary shares outstanding during the financial year.

	2006	2005
Net result for the year attributable to shareholders of Austrian Airlines AG in EURm	–130.1	–130.7
Weighted average number of ordinary shares outstanding during the period	36,606,667	32,300,000
Earnings per share in EUR	–3.55	–4.05
Diluted number of shares	38,306,667	34,000,000
Diluted earnings per share in EUR[1]	–3.55	–4.05

1 Due to the loss reported for the year, the diluted earnings per share corresponds to the earnings per share

When calculating the weighted average number of shares, both the initial stock for an entire year and the volume of 51,680,000 shares newly issued during the capital increase, weighted with one month, were included. There were no other shares or instruments outstanding at 31.12.2006 and at 31.12.2005 which could have a potential dilutive effect on the earnings per share in the future. In accordance with the provisions of the Austrian Stock Corporation Act, the individual account set up according to the accounting principles of Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft as at 31.12.2006 forms the basis for the divident payment. These financial statements show a balance sheet loss. A dividend payment is therefore not possible.

44 » Subsequent events after the balance sheet date

The contractual transfer to the purchaser of TVW Travel Value Wien Betriebs GmbH & Co KG, previously responsible for handling the Duty Free sales of the Austrian Airlines Group at the airport, took place with effect from 01.01.2007; as a result, the company has now left the scope of consolidation of the company.

The social partners reached agreement at the beginning of February 2007 over a social plan for commercial/technical employees during the redimensioning of the long-haul segment.

A Boeing 777 was delivered for operation with Austrian Airlines in January 2007.

Due to the dissatisfactory capital situation at Slovak Airlines and the failure of the co-owner of the company to meet its contractual obligations, it has not so far been possible to restructure this subsidiary. Slovak Airlines has begun to examine the legal steps that may be necessary. The Austrian Airlines Group took appropriate preventative measures to counter the situation, and has repatriated two aircraft leased to Slovak Airlines in order to safeguard Group property.

Vienna, 2 February 2007

Board of Management

Alfred Ötsch | Josef Burger | Thomas Kleibl

Report of the Supervisory Board 2006

The year 2006 has been an extremely dynamic one for the Austrian Airlines Group. First of all, it has succesfully carried out a capital increase of around EUR 367 million in an extremely challenging market environment. The positive feedback received from investors during the preliminary presentations show that the specialisation strategy of the Austrian Airlines Group is taking it in the right direction.

Other than the capital increase, the crucial issues requiring the consultative and decision-making skills of the Supervisory Board in the financial year 2006 have been the launch of extensive restructuring and organisational measures at the company. These primarily affect the cutting of loss-making routes in the long-haul segment and a consistent orientation to market requirements.

The past financial year, therefore, needs to be viewed in the light of these 'milestones'. Although the company shows a loss for the year as a whole – due above all to the high costs of restructuring and reorganisation – the measures introduced should create a mood of positive change and the foundation of a profitable future. Working together with a competent Board of Management, motivated employees will contribute to the achievement of this objective.

In the past financial year, the Supervisory Board has discharged its responsibilities with commitment and competence, and supported the Board of Management in the fulfilment of its difficult tasks. The Supervisory Board held a total of six meetings and convened five times in committee in 2006. It discussed the management and business trend of the company, dealt with its planning issues, received reports from the Board of Management and passed the respective resolutions where necessary. Average attendance at the meetings of the Supervisory Board was 94%.

In this manner, the management of the company was kept under ongoing review.

The financial statements of Austrian Airlines AG and consolidated financial statements as drawn up by the Board of Management to 31 December 2006 have been audited by the appointed auditors, Ernst & Young, and issued with an unqualified audit opinion. The Management Report is in line with the financial statements and consolidated financial statements.

The Supervisory Board approves the Annual Report 2006, which is therefore audited in accordance with Section 125, Clause 2 of the Austrian Stock Corporation Act, and declares that it approves the consolidated accounts and Group Management Report drawn up in accordance with Section 246 and in connection with Section 245a of the Commercial Code, whereby said documents are deemed to be officially approved.

The Supervisory Board would like to express its gratitude to all employees of the Group in recognition of the work done in the past financial year. It would also like to thank all our customers, suppliers and above all shareholders for their loyalty throughout the year.

Vienna, March 2007

Peter Michaelis m.p.
Chairman of the Supervisory Board

Equity Interests

At the balance sheet date, Austrian Airlines Österreichische Luftverkehrs-AG held a minimum equity interest of 20% in the following companies, either directly or through AUA Beteiligungen Gesellschaft m.b.H.:

Company name an headquarters	Austrian Airlines holding in %	Shareholders equity plus untaxed reserves in EUR (000)	Net profit/net loss for the year in EUR (000)	Method of inclusion in consolidated accounts
AUA Beteiligungen Gesellschaft m.b.H., Vienna	100	18,481	8,004[1]	KV
Austrian Airlines Lease and Finance Company Limited, St. Peter Port	100	344,645	28,767	KV
Tyrolean Airways Tiroler Luftfahrt GmbH, Innsbruck	100	75,240	8,278[1]	KV
Lauda Air Luftfahrt GmbH, Wien-Schwechat	100	4,159	–3,665[1]	KV
SLL, s.r.o., Bratislava	100[2]	11	–3	KV
TVW Travel Value Wien Betriebs GmbH & Co KG, Schwechat	100	9,475	9,440[1]	KV
TVW Travel Value Wien Betriebs GmbH, Schwechat	100	35	7[1]	KV
Austrian Airlines Technik – Bratislava, s.r.o., Bratislava	100[3]	5	–	KV
Austrian Airlines Technik Marketing GmbH, Schwechat	100[4]	80	1,429	KV
Bratislava Technik Center, s.r.o., Bratislava	100[3]	10	5	KV
UIA Beteiligungs-Gesellschaft m.b.H., Vienna	100[4]	7,894	–3	KV
AUA Versicherungs-Service Gesellschaft m.b.H., Vienna	100[4]	40	351	KV
AVICON Aviation Consult Gesellschaft m.b.H., Vienna	100[4]	49	–444	KV
Wien Oberlaa Liegenschaftsentwicklungs GmbH, Schwechat	100[4]	100	–4	KV
Travidata Inc., New York	100[4]	[5]	[5]	KV
TRAVIDATA (UK) Limited, London	100[4]	[5]	[5]	KV
ACS Aircontainer Services Gesellschaft m.b.H., Fischamend	76[4]	360	86	KV
TRAVI Holding GmbH, Vienna	67[4]	54	6	KV
Traviaustria Datenservice für Reise und Touristik GmbH & Co. Nfg. KG, Vienna	67[4]	3,575	2,115	KV
Slovenske Aerolinie, a.s. (Slovak Airlines), Bratislava	61.991[3]	–7,365	117	KV
SCA Schedule Coordination Austria GmbH, Schwechat	54[4]	226	136	KV
AVS Privatkunden Versicherungsservice GmbH, Schwechat	51[6]	735	–16	KV
„AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H., Vienna	33.33[4]	9,244	1,395	KE
Gulet Touristik GmbH, Vienna	25[4]	46	2	KE
Gulet Touristik GmbH & Co KG, Vienna	25[4]	75	–8,185	KE
TUI-Austria Reiseveranstaltungs-GmbH & Co KG, Vienna	25[4]	3,161	1,421	KE
Ukraine International Airlines, Kiev	22.5[7]	4,961[8]	–371[8]	KE
DO&CO – Lauda Air Restaurants, Catering & Handling GmbH, Vienna	50	66[9]	54[9]	KO
Link & Learn Aviation Training GmbH, Zirl	33.33[4]	55	5	KO
Österreichische Luftfahrtschule AVIATION TRAINING Center Austria GmbH, Feldkirchen bei Graz	26[4]	225	112	KO

1 Result transferred to Austrian Airlines on basis of profit and loss transfer agreement and limited partnership transfer with Austrian Airlines.
2 85.0% of holding held by AUA Beteiligungen Gesellschaft m.b.H. and 15.0% of holding held by AVICON Aviation Consult Gesellschaft m.b.H.
3 Holding held by SLL, s.r.o.
4 Holding held by AUA Beteiligungen Gesellschaft m.b.H.
5 Net profit for the year not yet known.
6 Holding held by AUA Versicherungs-Service Gesellschaft m.b.H.
7 Holding held by UIA Beteiligungsgesellschaft m.b.H.
8 Adjusted figures according IFRS as at 31.12.2005.
9 Figures as at 31. 3. 2005.

KV Fully consolidated.
KE Included at equity in the consolidated accounts.
KO Not consolidated due to minor significance.

Group structure



AUSTRIAN AIRLINES
Österreichische Luftverkehrs-AG 1
Lauda Air Luftfahrt GmbH
100%
Austrian Airlines Lease and Finance Company Ltd.
100%
TVW Travel Value Wien Betriebs GmbH & Co KG
100%
AUA Beteiligungen GmbH 2
100%
Tyrolean Airways Tiroler Luftfahrt GmbH
100%
Gulet Touristik GmbH & Co KG
25%
AUA Versicherungs-Service GmbH 3
100%
Austrian Airlines Technik Marketing GmbH
100%
Avicon Aviation Consult GmbH
100%
Ukraine International Airlines 4
22,5%
TUI-Austria Reiseveranstaltungs-GmbH & Co KG
25%
„AirPlus" Air Travel Card Vertriebs-gesellschaft mbH
33,3%
SCA Schedule Coordination Austria GmbH
54%
ACS Aircontainer Services GmbH
76%
Slovenske Aerolinie a.s. 5
62%
Traviaustria Datenservice für Reise und Touristik GmbH & Co. Nfg. KG
67%
Wiener Börse Aktiengesellschaft
2,9%
Star Alliance Services GmbH
7.7%
Österreichische Luftfahrtschule Aviation Training Center Austria GmbH
26%
Airlines
Tourism/Sales
Financial and Insurance Services
Other Services

Stand Dezember 2006

1 Austrian Airlines Österreichische Luftverkehrs-AG hält weiters Anteile an der TVW Travel Value Wien Betriebs GmbH und an der Do & Co Lauda Air Restaurants, Catering & Handling GmbH.
2 Die AUA Beteiligungen GmbH hält weiters Anteile an der Travidata Inc., Travidata (UK) Ltd., TRAVI Holding GmbH, Gulet Touristik GmbH, OPODO Ltd., AeroXchange Ltd., Link & Learn Aviation Training GmbH, SLL s.r.o., UIA Beteiligungsgesellschaft mbH und Wien Oberlaa Liegenschaftsentwicklungs GmbH.
3 Die AUA Versicherungsservice GmbH ist mit 51% an der AVS Privatkunden Versicherungsservice GmbH beteiligt.
4 Die UIA Beteiligungsgesellschaft mbH, an der die AUA Beteiligungen GmbH zu 100% beteiligt ist, hält 22,5% der Anteile.
5 Die SLL s.r.o., an der die AUA Beteiligungen GmbH zu 85% und die Avicon Aviation Consult GmbH zu 15% beteiligt sind, hält 62% der Anteile.

Glossary

AEA	Association of European Airlines
Austrian Airlines Group	Austrian Airlines, Tyrolean Airways, Lauda Air and other Group companies (scope of consolidation for the IFRS Group financial statements); in marketing terms, the umbrella brand for Austrian, Austrian Arrows and Lauda Air.
Available seat kilometers (ASK)	Total of seats available times distance travelled
Available ton kilometers (ATK)	Total of weight capacity available in tons times distance travelled
Block hours	Time from departure of aircraft from loading position until its return to unloading position after landing
Blocked space agreement	Agreement regarding the purchase of a fixed block of seats from another carrier; these seats are then marketed and sold by the purchaser
Cash Value Added (CVA)	(ROTGA minus WACC) x Total Gross Assets (= Fixed assets at acquisition cost plus other assets minus non-interest-bearing debt)
Cash-like items	Cash in hand, cheques, bank balances and securities
Code sharing agreement	Agreement under which at least one of the airline designator codes on a flight differs from the code used by the operating carrier
EBIT	Result from operating activities
EBIT margin	Result from operating activities in relation to revenues
EBITDAR	EBIT before depreciation and rentals
Hub	Airport functioning as the central transfer point of an airline
IATA	International Air Transport Association
Net Gearing	Long-term debt excl. provisions and tax accruals/deferrals minus cash-like items, in relation to shareholders' equity
Network	Route network of an airline
Operating revenue	Total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operating revenues
Overall load factor	Utilisation of available weight capacity in percent (RTK x 100/ATK)
Passenger load factor	Available seats in relation to the number of revenue passengers in percent (RPK x 100/ ATK)
Passengers carried	Number of revenue passengers carried on individual flights. Flights with one flight number are counted as one flight only, regardless of the number of stopovers
Return on Capital Employed (ROCE)	NOPAT (= EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash-like items)
Return on Equity (ROE)	Profit before tax in relation to average shareholders' equity
Return on Total Gross Assets (ROTGA)	EBITDAR in relation to Total Gross Assets (= Fixed assets at acquisition cost minus non-interest-bearing debt)
Revenue passenger kilometers (RPK)	Total number of seats sold (passengers carried), times distance travelled
Revenue ton kilometers (RTK)	Total weight capacity sold in tons times distance travelled
Sector flight	Flight from take-off to the next landing (e.g. individual section of a long-haul flight)
Unit costs	Adjusted overall operating expenses in relation to ASK
WACC	Weighted average cost of capital
Yield	Adjusted passenger flight revenue from scheduled services in relation to scheduled RPK

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AdPack
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Key Figures

iness Performance (IFRS)		2006	2005	+/- %	2004 restated[1]	2004	2003	2002
ht revenue	EURm	2,458.8	2,260.5	8.8	2,087.0	2,087.0	1,906.4	2,055.2
erating revenue[2]	EURm	2,662.8	2,485.8	7.1	2,357.9	2,363.5	2,242.7	2,398.0
erating result = EBIT	EURm	-89.0	-100.0	11.0	74.4	79.4	63.3	41.4
erating cash flow	EURm	360.2	259.8	38.6	210.4	148.2	345.2	520.9
GA[3]	%	5.4	5.2	0.2P.	5.9	5.9	6.2	7.7
h Value Added (CVA)[4]	EURm	-114.9	-165.0	–	-207.0	-207.0	-194.8	-109.8
nge in CVA	EURm	50.1	42.0	–	-12.2	-12.2	-85.0	114.3
holders' equity 31.12.	EURm	784.8	565.6	38.8	686.4	630.9	604.5	557.0
earing[5]	%	91.2	191.6		181.3	197.3	199.8	290.4
ments and downpayments	EURm	194.7	293.4	-33.6	267.9	205.7	201.0	248.7
nel (average)		8,582	8,468	1.3	7,662	7,662	7,167	7,358
al market figures								
rs code							AUAV.VI	
ngs per share[6]	EUR	-3.55	-4.05	–	1.34	1.24	1.42	1.29
ed earnings per share[6]	EUR	-3.55	-4.05	–	1.27	1.18	1.35	1.26
end[7]	EUR	–	–	–	–	–	–	–
ket capitalisation 31.12.[8]	EURm	616.4	212.2	–	312.0	312.0	210.6	222.9
c statistics (scheduled and charter traffic)								
ngers carried[9]	(000)	10,834.7	10,119.8	7.1	9,404.9	9,404.9	8,479.4	8,834.7
hich on scheduled flights	(000)	9,095.8	8,316.1	9.4	7,823.8	7,823.8	7,051.7	7,269.2
assenger load factor[10] (scheduled services)	%	74.0	73.8	0.2P.	72.1	72.1	71.3	70.5
ATK per employee[11]	(000)	492.9	490.3	0.8	513.2	513.2	470.9	458.4
Aircraft		105	106	-0.9	97	97	88	87

1 Restated; please see Note 3 for details of the adjustment in the Annual Report 2005 (retrospective application of the component approach).
2 Operating revenue: total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operative revenues.
3 Return on Total Gross Assets (ROTGA): EBITDAR in relation to Total Gross Assets (= assets at acquisition cost minus non-interest-bearing debt).
4 Cash Value Added (CVA): (ROTGA minus WACC) x Total Gross Assets (= assets at acquisition cost minus non-interest-bearing debt).
5 Net Gearing: long-term debt excl. provisions and tax accruals/deferrals minus cash-like items, in relation to shareholders' equity.
6 Adjusted by average number of own shares held by the company.
7 Dividend 2006: due to the negative net result of the parent company, payment of a dividend is not allowed.
8 Adjusted to account for 1.7m bought-back shares from 2002 and considering the number of shares newly-issued as a result of the capital increase in 2006.
Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as one flight only, regardless of e number of stopovers.
senger load factor: available seats in relation to the number of revenue passengers in percent (RPK x 100/ASK).
ilable ton kilometers per employee: weight capacity available on scheduled services in tons times distances travelled per airline employee (yearly average).

March 7, 2007

Ad-hoc Release

STRONG IMPROVEMENT IN OPERATING PERFORMANCE AND RESULT SITUATION DESPITE EXTRAORDINARY EFFECTS

Financial result of Austrian Airlines Group for business year 2006

Offering an overview of the Austrian Airline Group's annual results, which were released today, **Chief Executive Officer Alfred Ötsch** said: "In the business year 2006, the Austrian Airlines Group has introduced crucial restructuring steps and started out on an important new course. We have significantly improved our operating performance and result. The key factors in this have been the increase in our flight revenue and the significantly stronger growth in our yields compared to unit costs. On the other hand, extraordinary effects – overwhelmingly the result of the restructuring of the Group's long-haul segment and the personnel cost provisions this necessitated – had a negative influence on the result. In this challenging environment, it proved impossible to achieve a positive result. Following the successful conclusion of the capital increase, however, we have taken another important step towards completing our restructuring programme, and are now in a position to implement key measures more quickly. We are pursuing a clear strategy focussing on the markets of Central and Eastern Europe, basing that strategy on a well-established, strong brand. We shall continue to move forward with our quality and product offensive in 2007."

Improvement in result situation

Although the adjusted EBIT of the Group remained marginally negative at EUR –8.3m, this figure was up by EUR 43.7m, a major improvement on the previous year. The unadjusted EBIT including extensive extraordinary positions - mainly provisions for the redimensioning of long-haul routes, exchange rate gains and value adjustments for Slovak Airlines – improved from EUR –100.0m to EUR –89.0m.

The balance of financial income and expenses improved in the report period, overall the financial result of the Austrian Airlines Group decreased by EUR 19.5m to EUR –49.1m in 2006 (2005: EUR –29.6m) due to exchange rate-related depreciations of securities in the report period and appreciations in 2005. On this basis, the result before tax reached a value of EUR –138.1m (2005: EUR –129.6m). Overall, this produced an annual result of EUR –129.9m (2005: EUR –129.1m). However, one of the most important factors in this result trend, which was below expectations, were the continuing high kerosene prices experienced in 2006, which generated total additional costs for the Group of EUR 75.7m.

Chief Financial Officer Thomas Kleibl made the following statement on the balance sheet of the Austrian Airlines Group: "The key objectives of the Austrian Airlines Group in 2006 were to continue reducing the Group's liabilities and to improve the balance sheet structure. The past year has seen us bring down net debt from EUR 1,083.5m to EUR 715.7m and improve our net gearing (net debt in relation to shareholders' equity) from 191.6% to 91.2% through the increase in our shareholders' equity. The capital increase successfully completed last year also helps to reinforce our equity position, making us substantially more resistant to external crises."

Increases in revenue, operating revenue and yields

The Austrian Airlines Group succeeded in improving its flight revenue by 8.8% to EUR 2,458.8m in 2006 (2005: EUR 2,260.5m). This increase was considerably stronger than the rate of expansion in production of 1.6% (measured in ASK) over the same period. The key factors here were the improved market environment, the increase in passenger numbers, the fuel surcharges and higher average revenues achieved through the introduction of a traffic flow management system designed to optimise average revenue.

Other revenue also increased slightly in the report period, at EUR 134.4m (2005: EUR 132.4m), while other income fell from EUR 92.9m to EUR 69.6m. In total, operating revenue rose by 7.1% to reach EUR 2,662.8m.

The yields of the Austrian Airlines Group improved substantially in the report period 2006. A number of different factors played a role in this result, including the partial offsetting of increased fuel costs with continued fuel surcharges.

Increase in expenses

As in the preceding business year, the expenses trend of the Austrian Airlines Group was strongly influenced by the development of kerosene prices in the report period. Another significant factor was the increase in personnel provisions for the redimensioning of the Group's long-haul activities and the reduction in staff numbers this involved. Overall, however, the operating expenses of the Group increased at a rate of 6.4% to reach EUR 2,751.8m, markedly less than the rise in operating revenue. While total expenses for materials and services increased by 7.3% to EUR 1,659.4m in the report period, the growth in fuel expenses – which rose by 16.7% to EUR 530.0m – was substantially above the expansion in production of 1.6%.

The background to this increase in costs is the trend in the price of kerosene, which climbed sharply above the preceding year's figure once again. The average price of kerosene, USD 562 per ton in 2005, rose to USD 645 per ton in 2006, also exceeding the internal planning assumptions of the Austrian Airlines Group of USD 615 per ton. The trend was uneven over the course of the year: while the price of kerosene increased steadily throughout the first half of 2006, reaching a new record level of more than EUR 750 per ton at the beginning of the 3rd quarter, by September it had fallen back to around its level at the beginning of the year. By the end of the year the kerosene price eventually stood at approximately USD 600 per ton.

The fuel hedging policy of the Austrian Airlines Group is based on the comprehensive evaluation of all associated risks. In the past, however, the tight financial position of the company has meant it has been unable to engage in hedging. Now, following the successful completion of the capital increase, the Group is set to launch a staged hedging programme to strategically hedge against future fluctuations in kerosene prices. The aim is to hedge anything up to 20% of the Group's annual kerosene requirement on a step-by-step basis.

In an effort to partially absorb additional expenditure on kerosene, the Austrian Airlines Group – like the majority of its competitors – has levied staged fuel surcharges since May 2004, which appear as additional revenue in the flight revenue position. The company has only been able to cover a proportion of its additional costs with these surcharges, however.

The personnel expenses of the Austrian Airlines Group increased by 21.7% to EUR 611.3m in the report period. This increase was primarily the result of personnel provisions made in the course of the restructuring, which had an effect on net income. When adjusted to account for the effects from the formation of personnel provisions during the redimensioning of the long-haul segment, the Group's personnel expenses increased by EUR 27.9m. This is the equivalent of an increase of 5.6% compared to the previous year.

Rise in net cash flow from operating activities

At EUR 360.2m, the net cash flow from operating activities of the Austrian Airlines Group was 38.6% above the level for the previous year. This was based on an improvement in working capital. A greater increase in provisions and a reduction in receivables also contributed to this figure, particularly compared to the previous year.

Despite having clearly oriented its business strategy towards growth in CEE, the Austrian Airlines Group continues to pursue a restrictive investment programme. In 2006 no further aircraft orders took place. An Airbus A319 and a Boeing 737-800 which have been incorporated into the fleet in 2006 strengthen and modernize the medium haul segment.

Despite these acquisitions, payments (investments) from the purchase of tangible and intangible assets fell by 33.6% in the business year 2006 to EUR 194.7m (2005: EUR 293.4m). Due to the lower investments in aircraft, net cash flow from investing activities improved to EUR -2.0m (2005: EUR -81.2m). Net cash flow from financing activities reached the figure of EUR 17.8m (2005: EUR -97.3m) in the report period. This rise was based first and foremost on the injection of capital facilitated by the capital increase.

Slight increase in unit costs

Due to the increase in fuel and personnel-related costs, the Austrian Airlines Group found itself unable to continue reducing its unit costs in the business year 2006, something it had succeeded in doing since 2001. Against this background, unit costs (total adjusted operating expenses in relation to ASK) increased year-on-year by 3.4% to 8.46 ct/ASK (2005: 8.18 ct/ASK). Employee productivity, on the other hand (measured in ATK/employee), improved slightly in the report period, primarily due to the Group's restrictive staffing policy, rising by 0.5%.

Strong growth in traffic and market share gains

Chief Commercial Officer **Dr. Josef E. Burger** explained the Group's strategic focus points: "In an effort to further our 'first mover' strategy, we incorporated six new destinations in Central and Eastern Europe and the Middle East into our route network during 2006. In addition to this, we became the first West European airline to enter into a cooperation agreement with Russian airline alliance AiR Union, significantly expanding our range of operation as a result. In streamlining our long-range network, we are concentrating on destinations in America and Asia that provide the prerequisites for reaching the profit zone. The extended and newly-adapted Business Class in our long-range Boeing 777 and Boeing 767 aircraft will make a real contribution to this."

The **scheduled segment** experienced encouraging growth in the business year 2006. The main reason for this was a clear increase in business from medium-haul routes, which more than compensated for the effect of the reduction in the Group's long-range capacities. The total number of available seat kilometers on scheduled services expanded by 5.3% in the report period, while demand (revenue passenger kilometers) increased disproportionately, rising by 5.6%. As a result, the load factor on scheduled services also increased marginally, by 0.2 percentage points, with an average for the year overall of 74.0%. Passenger volume grew by 9.4% to 9,095,752.

The Austrian Airlines Group significantly increased its routes departing from the Vienna hub in the report period. Primarily through its implementation of a new system for optimising the management of traffic flows, the Group succeeded in generating a greater increase in the number of local passengers than of transfer passengers. The share of total scheduled passenger volume of the Group attributable to transfer traffic over the year as a whole remained stable, however, at around 60%. To increase streams of transfer traffic, the Austrian Airlines Group now concentrates more strongly on secondary market destinations with medium-sized passenger volumes for which levels of competition are less intensive. The Group's specialist role in this field enables it to develop its position in this highly attractive market segment especially effectively, and additional connecting flights were provided in secondary market destinations in summer 2006 as a result. Routes of this type now account for approximately 58% of transfer volume, followed by long-haul connections, which contribute around a quarter of transfer volume. Primary traffic, for which competition is more intensive, only accounts for some 16% of the total.

In an effort to realise sales and network synergies, the Austrian Airlines Group integrated responsibility for management of its long-haul charter traffic (with the exception of the Caribbean) into the scheduled segment at the beginning of the winter schedule 2005/06. This change in classification produced shifts in production from the charter to the scheduled services segment, which had a correspondent effect on revenue distribution. The Austrian Airlines Group increased total revenue from the scheduled services segment by 9.9% in 2006.

In the **charter** segment, the holiday flight activities of the Austrian Airlines Group are marketed to the public under the "Lauda Air – the Austrian way to holidays" brand. Just as in the scheduled services segment, the aircraft capacities of all the production companies of the Austrian Airlines Group are used in the charter segment. Overall, the Group operated 426 different routes in the charter segment in the past year, with available seat kilometer volume falling by 16.4% to 4,418m. The Group was again able to market this increased production effectively in 2006. The number of passengers carried on charter services fell at a slower rate than the reduction in availability, decreasing by 3.6% to 1,738,916, with the passenger load factor improving to 77.2%.

Revenue in the charter segment fell slightly in the report period, by 0.2% to EUR 261.7m. Demand in the charter segment overall remained stable, however, despite challenging market conditions. The Group carried approximately the same number of passengers in medium-haul in 2006 as in the preceding year. The most important destinations were Greece, Spain, Turkey, Egypt and Portugal. In the long-haul segment, by contrast, the number of passengers carried fell by around 62%. The main reason for this was the transfer of a number of destinations into the scheduled segment as described above. Popular holiday destinations such as Cuba and Mexico continued to be served over the winter, however. Due to the active adjustment of flight availability to match demand, operating revenue in the charter segment fell to EUR 272.2m, 1.0% down on the preceding year. EBIT in the segment improved, however, from –15.0m to EUR –10.6m.

Considered by **geographical segment**, the Austrian Airlines Group continued to expand its range of connections into the Central and Eastern European region during the report period within the framework of the Focus East strategy. With its new destinations of Iasi and Sibiu, the Group once again assumed a pioneering "first mover" role in the Central and Eastern European region. In addition to incorporating new destinations including Yekaterinburg, Donetsk and Ostrava into the network, the company continued to expand availability on its existing connections, increasing the number of flights on the Moscow route and availability to a range of other cities including the Ukrainian regional centres of Kharkov, Kiev and L'viv. The Group also expanded its availability to Ukraine with the relaunch of its own flights to Odessa.

The Austrian Airlines Group also reaffirmed its position as a "first mover" in the Middle East in 2006. The company became the first western carrier to serve the city of Erbil in Iraq, operating twice-weekly flights since 11 December 2006. The Group also expanded its product in this geographical segment on the routes to Tel Aviv, Dubai and Larnaca.

Dynamic continuation in fleet harmonisation

The Austrian Airlines Group took another important step towards harmonising its long-haul fleet in 2006 with the sale of its two four-engine Airbus A340-200 type jets. To offset this sale, a Boeing B777-200ER delivered at the beginning of 2007 was incorporated into the existing Boeing 777 fleet. Due to the greater revenue potential and significantly lower seating costs of the new aircraft, the change is expected to produce a marked improvement in long-haul production costs. The Group also decided to sell the remainder of its long-haul Airbus fleet in 2007, with two A340-300 to be leased out long-term to Star Alliance partner Swiss in the second half-year. The Group's four remaining Airbus A330-200 long-haul aircraft will also be removed from service with the fleet.

In recent years, the Austrian Airlines Group has acquired a total of 15 value-for-money medium-haul jets of the Fokker 100 type. The Fokker 100 can be operated in a single fleet family with the Fokker

70, which already features in the fleet, and is distinguished by its state-of-the-art technology and high level of passenger comfort.

The Austrian Airlines Group began operating its seventh medium-haul aircraft of the type Airbus 319 in the report period. Since the A319 belongs to the A320 fleet family, all the models can be flown by a single corps of pilots. Two short-haul aircraft of the type Canadair CRJ-100 were removed from service with the Austrian Airlines Group fleet and sold in 2006. The company intends to dispose of its final short-haul jet of this sub-type in 2007. The Boeing 737-800 that also entered service in the report period will primarily be used to provide charter services.

An Overview of the Annual Result 2006

Key Figures		2006	2005	+/- abs.	+/- %
Revenue	EURm	2,593.2	2,392.9	200.3	8.4
Operating revenue	EURm	2,662.8	2,485.8	177.0	7.1
Operating expenses	EURm	-2,751.8	-2,585.8	-166.0	-6.4
EBITDAR	EURm	277.2	303.5	-26.3	-8.7
EBITDAR adjusted [1]	EURm	348.7	319.4	29.3	9.2
EBIT [2]	EURm	-89.0	-100.0	11.0	11.0
EBIT adjusted [2,3]	EURm	-8.3	-52.0	43.7	84.0
Financial result	EURm	-49.1	-29.6	-19.5	-65.9
Result before tax	EURm	-138.1	-129.6	-8.5	-6.6
Result before tax adjusted [3]	EURm	-50.1	-94.9	44.8	47.2
Result from continued business divisions	EURm	-139.6	-131.3	-8.3	-6.3
Result from continued business divisions adjusted [3]	EURm	-51.6	-96.6	45.0	46.6
Annual result	EURm	-129.9	-129.1	-0.8	-0.6
Net cash flow from operating activities	EURm	360.2	259.8	100.4	38.6
Net gearing	%	91.2	191.6		
Equity ratio	%	24.5	17.7		6.8 P.
Passengers carried total	Passengers	10,834,668	10,119,773		7.1
Passenger load factor (scheduled services)	%	74.0	73.8		0.2 P.
Cargo	Tons	171,284	160,992		6.4

Legend:

1 Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft and foreign currency valuations at the reporting date and the value adjustment at Slovak Airlines.

2 Before incorporation of associated companies.

3 Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date, and recovery/impairment of the value of aircraft and the value adjustment at Slovak Airlines.

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3311, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@austrian.com

Rückfragehinweis / For further information: Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johann.jurceka@austrian.com / mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

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